 As filed with the Securities and Exchange Commission on October 13, 1999
                                                     Registration No. 333-84327
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                World Wrestling Federation Entertainment, Inc.
            (Exact name of registrant as specified in its charter)

       Delaware                     7929                     04-2693383
    (State or other           (Primary Standard           (I.R.S. Employer
    jurisdiction of              Industrial              Identification No.)
   incorporation or          Classification Code
     organization)                 Number)

                             1241 East Main Street
                          Stamford, Connecticut 06902
                                (203) 352-8600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ---------------

                               Edward L. Kaufman
                World Wrestling Federation Entertainment, Inc.
                             1241 East Main Street
                          Stamford, Connecticut 06902
                                (203) 352-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ---------------

                                  Copies to:

          Michael C. McLean                       Roger H. Kimmel
     Kirkpatrick & Lockhart LLP                    Marc D. Jaffe
        1500 Oliver Building                     Latham & Watkins
   Pittsburgh, Pennsylvania 15222                885 Third Avenue
           (412) 355-6500                    New York, New York 10022
                                                  (212) 906-1200

                               ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

                               ---------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement + +filed with the Securities and Exchange Commission becomes effective. This +
+preliminary prospectus is not an offer to sell these securities nor a         +
+solicitation of an offer to buy these securities in any jurisdiction where    +
+the offer or sale is not permitted.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 13, 1999

PROSPECTUS

                               10,000,000 Shares

                 World Wrestling Federation Entertainment, Inc.

                                     [logo]

                              Class A Common Stock

                                  -----------

This is an initial public offering of 10,000,000 shares of the Class A common stock of World Wrestling Federation Entertainment, Inc. We are selling all of the shares of Class A common stock being offered by means of this prospectus. Of the 10,000,000 shares being offered, the U.S. underwriters are initially offering 8,000,000 shares in the United States and Canada, and the international managers are initially offering 2,000,000 shares outside the United States and Canada.

There is no public market for our Class A common stock at the present time. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share.

Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "WWFE."

See "Risk Factors" beginning on page 9 to read about risks that you should consider before buying any shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                                          Per
                                                         Share        Total
                                                      ------------ ------------
Public offering price................................ $            $
Underwriting discounts and commissions............... $            $
Proceeds, before expenses, to us..................... $            $

                                --------------

The U.S. underwriters and the international managers have an option to purchase up to an additional 1,500,000 shares of Class A common stock from us at the initial public offering price less the underwriting discount.

                                --------------

Bear, Stearns & Co. Inc.

        Credit Suisse First Boston

                   Merrill Lynch & Co.

                                                         Wit Capital Corporation

                   The date of this prospectus is      , 1999

  Prospective investors may rely only on the information contained in this prospectus. Neither we nor any United States underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                               ----------------


                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    9
Conventions Which Apply In This
 Prospectus.........................   14
Use of Proceeds.....................   15
Dividend Policy.....................   15
Reclassification of Stock and Prior
 Subchapter S Corporation Status....   16
Capitalization......................   17
Selected Historical Combined
 Financial and Other Data...........   18
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   21

                                    Page
                                    ----
Business...........................  31
Management.........................  45
Certain Relationships and Related
 Transactions......................  52
Principal Stockholders.............  53
Description of Capital Stock.......  54
Shares Eligible for Future Sale....  56
United States Federal Tax
 Considerations to Non-United
 States Holders....................  57
Plan of Distribution...............  60
Legal Matters......................  63
Experts............................  63
Where You Can Find More
 Information.......................  63
Index to Financial Statements...... F-1

                               ----------------

  Until      , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to each dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk Factors" before you decide whether to buy our Class A common stock.

                 World Wrestling Federation Entertainment, Inc.

  We are an integrated media and entertainment company, principally engaged in the development, production and marketing of television programming, pay-per-view programming and live events, and the licensing and sale of branded consumer products featuring our highly successful World Wrestling Federation brand. We have been involved in the sports entertainment business for over 20 years, and we have developed the World Wrestling Federation into one of the most popular forms of entertainment today. We aggressively promote and market our brand, our programming, our events and our products in numerous ways, including:

    . Holding approximately 200 live events each year in major stadiums and arenas throughout the world, including Madison Square Garden in New York City, Arrowhead Pond of Anaheim, California, Skydome in Toronto, Canada and the Manchester Evening News Arena in Manchester, England;

    . Producing nine hours of original television programming, 52 weeks per year;

    .  Producing 12 domestic pay-per-view events each year;

    . Distributing our programs and pay-per-view events in over 150 countries in nine languages;

    . Marketing and selling our branded merchandise directly to consumers and to major retailers worldwide;

    . Licensing our brand to approximately 85 companies to produce and distribute thousands of retail products worldwide;

    . Publishing two monthly magazines with a combined annual circulation of approximately 5.8 million; and

    . Distributing news and information about our story lines, performers and programming and effecting e-commerce sales and advertising through our Internet sites.

  We believe that our success results from our ability to offer consumers an affordable and exciting entertainment experience. Central to the development of this entertainment experience are our creative and compelling story lines and our roster of approximately 110 talented performers. Each week we advance our story lines, develop our characters and create the drama and excitement that drive our business and attract customers to the World Wrestling Federation. Our success is evidenced by the following:

    . Our flagship television program, Raw is War, was the number one rated regularly scheduled cable television program, according to the Nielsen ratings, for 19 consecutive weeks through June 30, 1999;

    . Raw is War earned 26 of the top 30 hourly rankings on the Nielsen list of most watched shows on all basic cable networks for the second quarter of 1999, achieving an average weekly Nielsen rating of 6.2 for the six months ended June 30, 1999;

    . Through the success of our programming, we have attracted over 50 major advertisers and sponsors, such as AT&T, Castrol, Coca Cola, Hasbro, M&M/Mars, Sony Playstation, and four branches of the United States armed forces;

    . In fiscal 1999, approximately 5.4 million households purchased our pay-per-view programs, generating retail revenues of approximately $150 million;

    . In March 1999, Wrestlemania, our premier annual pay-per-view event, generated approximately 800,000 pay-per-view buys, making it one of the highest subscribed non-boxing pay-per-view events ever;

    . Estimated retail revenues from sales of our branded merchandise through licensees were approximately $400 million in fiscal 1999;

    . According to Billboard Magazine, seven of our home videos ranked among the top 10 best selling home videos in the "Sports" category as of August 28, 1999;

    . Our most recent music compilation, World Wrestling Federation--The Music Volume III, achieved platinum status and reached number 10 on the Billboard 200, selling approximately 1.4 million units as of June 30, 1999; and

    . During June 1999, our main web site, wwf.com, generated approximately 100 million page views, and, according to Media Metrix, an Internet measurement company, had approximately 1,581,000 visitors. As a result, we were the fourth ranked sports-only web site among all audiences, behind ESPN, SportsLineUSA and CNNSI; and among males aged 12 to 17, we were the third ranked entertainment and news information web site.

  Our revenues have grown to $251.5 million in fiscal 1999 from $81.9 million in fiscal 1997. During this same period, EBITDA increased to $59.3 million in fiscal 1999 from a loss of $5.0 million in fiscal 1997. Our net income, as a Subchapter S corporation, increased to $56.0 million in fiscal 1999 from a net loss of $6.5 million in fiscal 1997.

                                 Our Operations

  Our operations are organized around two principal activities:

    . the creation, marketing and distribution of our live and televised entertainment, which includes the sale of advertising time on our television programs; and

    .  the marketing and promotion of our branded merchandise.

Live and Televised Entertainment

 Live Events

  In fiscal 1999, we held approximately 200 live events in approximately 100 cities in North America, including 18 of the 20 largest metropolitan areas in the United States. Attendance at our live events has increased approximately 109% over the last three years, from approximately 1.1 million people in fiscal 1997 to approximately 2.3 million people in fiscal 1999. Our live events provide the content for our television and pay-per-view programming.

 Television Programming

  We are an independent producer of television programming. Relying primarily on our in-house production capabilities, we produce seven shows consisting of nine hours of original programming 52 weeks per year. Four of our seven weekly television shows, including our two-hour flagship show, Raw is War, are carried by the USA Network. We have enjoyed a 17-year relationship with the USA Network, which reaches approximately 75 million households in the United States. Two of our other shows are syndicated and are carried by approximately 120 stations nationwide. Our newest show, WWF SmackDown!, a two-hour program, has aired since August 1999 on the United Paramount Network, which can be seen in approximately 82 million households in the United States. Our brand of entertainment appeals to a wide demographic audience, and although it is principally directed to audiences aged 18 to 34, it has become most popular with males aged 18 to 34 and teenagers aged 12 to 17.

 Pay-Per-View Programming

  We have been pioneers in both the production and promotion of pay-per-view events since our first pay-per-view event, Wrestlemania, in 1985. By fiscal 1996, we had increased our pay-per-view offerings to 12 per year. Our events consistently rank among the pay-per-view programs achieving the highest number of buys.

Branded Merchandise

 Licensing and Direct Sales

  We offer a wide variety of branded, retail merchandise through both a well-developed domestic and international licensing program and a comprehensive direct sales effort. We and our licensees market our merchandise worldwide through a variety of distribution channels, including mass market and specialty retailers, concession stands at our live events, and our television programs, Internet sites, magazines and direct mail catalogs.

  We currently maintain licensing agreements with approximately 85 licensees worldwide, and our logo and images of our characters appear on thousands of retail products, including various types of apparel, toys and video games, and a wide assortment of other items. We retain creative approval over all licensed products.

 Home Video

  We own and continue to amass a video library containing thousands of hours of programming from our pay-per-view events and our television shows. In 1998, we began to produce and market home videos in-house using this library. Our home videos are distributed nationwide by third parties to major retailers, such as Blockbuster Video, Wal-Mart and Target.

 Music

  Music is an integral part of the entertainment experience at our live events and in our television programs. We compose and record theme songs for our performers in our recording studio. A third party manufactures and distributes CDs of our music to retailers nationwide, such as Tower Records, Best Buy, Target and Circuit City.

 Publishing

  Our publishing operations consist primarily of two monthly magazines, WWF Magazine and RAW Magazine, which are used to help shape and complement our story lines. We also include our direct marketing catalog in our magazines on a quarterly basis. We prepare all of the editorial content in-house and use outside contractors for printing and distribution.

 New Media

  We utilize the Internet to communicate with our fans and market and distribute our various products. Through our network of Internet sites, our fans can obtain our latest news and information, stay abreast of our evolving story lines, tap into interactive chat rooms to communicate with each other and our performers, purchase our webcast pay-per-view events, and purchase our branded merchandise. Our main site, wwf.com, is currently one of the Internet's most popular and most visited sites. We promote wwf.com on our televised programming, at our live events, in our two monthly magazines and in substantially all of our marketing and promotional materials.

                             Our Business Strategy

  Some of the key elements of our strategy are to:

    .  Expand our television and pay-per-view distribution relationships;

    .  Increase the licensing and direct sale of our branded products;

    .  Grow our Internet operations;

    . Form strategic relationships with other media and entertainment companies;

    . Create new forms of entertainment and brands that complement our existing businesses; and

    . Develop branded location-based entertainment businesses directly or through licensing agreements, joint ventures or other arrangements.

  We cannot assure you that we will be able to achieve our business objectives, which will depend, in large part, on the continued popularity of our brand of sports entertainment and our success in expanding into new or complementary businesses in the face of a variety of risks as summarized under "Risk Factors."

                                  Our Address

  The address of our principal executive offices is P.O. Box 3857, 1241 East Main Street, Stamford, Connecticut 06902, and our telephone number is (203) 352-8600. We are located on the Internet at wwf.com. None of the information on any of our websites is part of this prospectus.

                                  The Offering

 Class A common stock offered............... 10,000,000 shares(1)

 Common stock to be outstanding              10,000,000 shares of Class A
  after the offering........................ common stock(1)(2)

                                             56,667,000 shares of Class B
                                             common stock(3)

 Use of proceeds............................ We intend to use the estimated net proceeds of $137.0 million
                                             from the offering for working
                                             capital and other general
                                             corporate purposes. See "Use of
                                             Proceeds."

 Voting rights.............................. The holders of Class A common stock have voting rights
                                             identical to holders of Class B
                                             common stock, except that holders
                                             of Class A common stock are
                                             entitled to one vote per share
                                             and holders of Class B common
                                             stock are entitled to ten votes
                                             per share.

--------
(1) Excludes up to 1,500,000 shares to be sold by us if the underwriters exercise their over-allotment option in full, as described under "Plan of Distribution."

(2) Excludes:

    . 5,102,000, shares of Class A common stock that will be issuable upon the exercise of stock options granted under our long-term incentive plan at the time of the offering. Of those options, options to purchase 630,450 shares of Class A common stock will become exercisable on April 17, 2000; and options to purchase 1,298,132 additional shares of Class A common stock will become exercisable on October 17, 2000.

    . 4,898,050 additional shares of Class A common stock reserved for issuance under our long-term incentive plan. You should read the discussion under "Management--Long-Term Incentive Plan" for additional information concerning our long-term incentive plan.

  After the offering, 1.7% of the voting power of our outstanding common stock will be held by the holders of the Class A common stock.

(3) The Class B common stock is fully convertible into Class A common stock, on a one-for-one basis, at any time at the option of the holder or upon the transfer of the Class B common stock to any person or entity not affiliated with Vincent McMahon, Linda McMahon or their family. See "Description of Capital Stock." After the offering, 98.3% of the voting power of our outstanding common stock will be held by the holders of the Class B common stock.

              Summary Historical Combined Financial And Other Data

  The following table sets forth our summary historical combined financial data for each of the three fiscal years in the period ended April 30, 1999 and for the three months ended July 31, 1998 and July 30, 1999 and as of July 30, 1999 and summary unaudited pro forma financial data for the fiscal year ended April 30, 1999 and as of and for the three months ended July 30, 1999. The summary historical combined financial data for the three years ended April 30, 1999 have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical combined financial data for the three months ended July 31, 1998 and July 30, 1999 and as of July 30, 1999 have been derived from our unaudited combined financial statements, which in the opinion of management include all adjustments, consisting of normal recurring adjustments, that are necessary to present fairly our results of operations and financial position for the periods and the date presented. The results of operations for the three months ended July 30, 1999 are not necessarily indicative of the results to be expected for the full year. You should read the summary historical combined financial data in conjunction with our historical combined financial statements, the related notes and the information set forth under "Selected Historical Combined Financial and Other Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

  The unaudited pro forma combined balance sheet and statement of operations data included in the table are based upon information in our combined balance sheet as of July 30, 1999 and our combined statement of operations for fiscal 1999 and the three months ended July 30, 1999, which appear elsewhere in this prospectus, after giving effect to the pro forma adjustments described in the notes to the table. Such adjustments have been made assuming the transactions reflected in the pro forma combined financial data took place on July 30, 1999 for balance sheet purposes and May 1, 1998 for statement of operations purposes. The unaudited pro forma combined financial data are provided for informational purposes only and do not purport to be indicative of the results of operations and financial position that would have been obtained or that may be expected to occur in the future.

  We elected, beginning with our fiscal year ended April 30, 1988, to be subject to the provisions of Subchapter S of the Internal Revenue Code. Accordingly, since that time, our taxable income or loss has been included in the federal and certain state income tax returns of our stockholder. The provision for income taxes reflected in our historical combined financial statements since fiscal 1988 relates only to foreign and certain state income taxes for those states that do not recognize Subchapter S corporations. Our stockholder is responsible for the payment of federal and certain state income taxes with respect to our operations, which have been funded by distributions from our undistributed earnings account. Prior to or concurrent with the issuance of shares in the offering, we will terminate our election to be subject to the provisions of Subchapter S and will become subject to the provisions of Subchapter C of the Internal Revenue Code. As a Subchapter C corporation, we will be fully subject to federal, state and foreign income taxes.

  EBITDA represents income from operations plus depreciation and amortization. EBITDA is presented because management believes that such information is considered by certain investors to be an additional basis for evaluating a company's operating performance, leverage and liquidity. EBITDA should not be considered an alternative to measures of operating performance determined in accordance with generally accepted accounting principles or as a measure of our operating results and cash flows or as a measure of our liquidity. EBITDA, as derived by us, may not be comparable to similarly titled measures reported by other companies.

                          Fiscal Year Ended April 30,            Three Months Ended
                          ------------------------------     ---------------------------
                            1997      1998       1999        July 31, 1998 July 30, 1999
                          --------- ---------  ---------     ------------- -------------
                               (dollars in thousands, except per share data)
Combined Statement of
 Operations Data:
Net revenues............  $ 81,863  $ 126,231  $ 251,474        $39,042      $ 76,222
Cost of revenues........    60,958     87,969    146,618         25,031        41,045
Selling, general and
 administrative
 expenses...............    25,862     26,117     45,559          8,305        13,970
Depreciation and
 amortization...........     1,729      1,676      1,946            418           659
Interest expense........       782      2,019      1,125            245           409
Other income, net.......       777        479      1,747            193           851
                          --------  ---------  ---------        -------      --------
Income (loss) before
 income taxes...........    (6,691)     8,929     57,973          5,236        20,990
Provision (benefit) for
 income taxes...........      (186)       463      1,943            175           714
                          --------  ---------  ---------        -------      --------
Net income (loss).......  $ (6,505) $   8,466  $  56,030        $ 5,061      $ 20,276
                          ========  =========  =========        =======      ========
Unaudited Pro Forma
 Combined Statement of
 Operations Data:
Historical income before
 income taxes...........                       $  57,973                     $ 20,990
Pro forma adjustment
 other than income
 taxes..................                           2,515(1)                       427(1)
                                               ---------                     --------
Pro forma income before
 income taxes...........                          55,458                       20,563
Pro forma provision for
 income taxes...........                          22,227(2)                     8,064(2)
                                               ---------                     --------
Pro forma net income....                       $  33,231                     $ 12,499
                                               =========                     ========
Pro forma earnings per
 common share (basic and
 diluted)...............                       $    0.59(3)                  $   0.22(3)
                                               =========                     ========
Combined Statement of
 Cash Flows Data:
Net cash provided by
 (used in) operating
 activities.............  $  3,628  $   6,256  $  57,646        $ 3,002      $ 17,615
Net cash provided by
 (used in) investing
 activities.............      (849)    (1,294)   (14,634)(4)       (907)       (1,717)
Net cash provided by
 (used in) financing
 activities.............    (1,803)     1,974     (6,082)          (706)      (27,315)(5)


                                                         As of July 30,
                                                     -------------------------
                                                                 Pro forma, as
                                                       1999      adjusted 1999
                                                     --------    -------------
Combined Balance Sheet Data:
Cash and cash equivalents...................         $ 34,310(5)   $171,310(6)
Property and equipment-net..................           29,435        29,435
Total assets................................          117,514       254,514(6)
Total long-term debt (including current
 portion)...................................           12,538        12,538
Note payable to stockholder.................           32,000(7)     32,000(7)
Total stockholder's equity..................           33,453       170,453(6)

                           Fiscal Year Ended April 30,         Three Months Ended
                         --------------------------------- ---------------------------
                            1997        1998       1999    July 31, 1998 July 30, 1999
                         ----------  ---------- ---------- ------------- -------------
                                (dollars in thousands, except per share data)
Other Financial Data:
EBITDA (8).............. $   (4,957) $   12,145 $   59,297    $ 5,706     $   21,207
Capital expenditures....        892       1,294      3,756        907          1,717
Other Non-Financial
 Data:
Number of live events...        199         218        199         51             51
Total attendance........  1,060,740   1,576,112  2,273,701    489,946        620,258
Average weekly Nielsen
 rating of Raw is War...        2.4         3.1        5.0        4.7            6.6
Pay-per-view buys.......  2,252,200   2,936,100  5,365,100    930,600      1,183,500

--------
(1) This amount gives pro forma effect to the increase in compensation to Vincent and Linda McMahon pursuant to employment agreements that will become effective prior to the closing of the offering. See "Management." Historically, both executives were paid less compensation because they benefited from Subchapter S corporation distributions to Mr. McMahon. Since July 1, 1999, Mr. and Mrs. McMahon have been paid on a basis consistent with the terms of their respective employment agreements.
(2) This amount represents a pro forma estimate of our provision for federal, state and foreign income taxes to give effect to the change in our tax status to a Subchapter C corporation during fiscal 1999 and for the three months ended July 30, 1999. Prior to or concurrent with the issuance of shares in the offering, we will terminate our status as a Subchapter S corporation. See "Reclassification of Stock and Prior Subchapter S Corporation Status."
(3) Based on a weighted average number of common shares outstanding of 56,667,000 for the fiscal year ended April 30, 1999 and the three month period ended July 30, 1999.
(4) In fiscal 1999, we purchased a 193-room hotel and casino in Las Vegas, Nevada for approximately $10.9 million. We have since determined that the ownership and operation of this particular property is no longer consistent with our business objectives, and we intend to sell this property during fiscal 2000.
(5) Reflects the distribution of $25.5 million to our stockholder, Mr. McMahon, on June 29, 1999 representing a portion of previously earned and undistributed earnings, which has been fully taxed at the stockholder level. As of July 30, 1999, approximately $19.1 million of undistributed earnings was retained in our company.
(6) Reflects our receipt of the estimated net proceeds of the offering of $137.0 million.
(7) Reflects the accrual of tax distributions in the amount of $32.0 million relating to estimated federal and state income taxes payable by our stockholder with respect to our earnings in fiscal 1999 and the period from May 1, 1999 through September 30, 1999. Accordingly, on June 29, 1999, we made a Subchapter S corporation distribution to our stockholder in the form of an unsecured, 5% interest-bearing note in the principal amount of $32.0 million due April 10, 2000, the principal of which will be paid periodically as estimated income tax payments become due. Our actual earnings through the date of the offering could exceed those used in the calculation of the estimated federal and state income taxes payable by our stockholder thus requiring additional distributions in the form of cash or notes to our stockholder.
(8) EBITDA is defined by us as net income (loss), plus provision for income taxes, depreciation and amortization and interest expense less benefit for income taxes and other income, net.

                                  RISK FACTORS

  You should carefully consider the following factors and other information contained in this prospectus in evaluating our business before deciding whether to invest in shares of our Class A common stock.

The failure to continue to develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment.

  The creation, marketing and distribution of our live and televised entertainment, including our pay-per-view events, is the core of our business and is critical to our ability to generate revenues. A failure to continue to create popular live events and televised programming would likely lead to a decline in our television ratings and attendance at our live events. Such decline would adversely affect our ability to generate revenues.

The failure to retain or continue to recruit key performers could lead to a decline in the appeal of our story lines and the popularity of our brand of entertainment.

  Our success depends, in large part, upon our ability to recruit, train and retain athletic performers who have the physical presence, acting ability and charisma to portray characters in our live events and televised programming. We cannot assure you that we will be able to continue to identify, train, and retain such performers in the future. Additionally, we cannot assure you that we will be able to retain our current performers when their contracts expire. Our failure to attract and retain key performers, or a serious or untimely injury to, or the death of, any of our key performers, would likely lead to a decline in the appeal of our story lines, and the popularity of our brand of entertainment, which would adversely affect our ability to generate revenues.

The loss of the creative services of Vincent McMahon could adversely affect our ability to create popular characters and creative story lines.

  For the foreseeable future, we will heavily depend on the vision and services of Vincent McMahon. In addition to serving as chairman of our board of directors, Mr. McMahon leads the creative team that develops the story lines and the characters for our televised programming and our live events. Mr. McMahon is also an important member of the cast of performers. The loss of Mr. McMahon due to retirement, disability or death could have a material adverse effect on our ability to create popular characters and creative story lines. We do not carry key man life insurance on Mr. McMahon.

The failure to maintain or renew key agreements could adversely affect our ability to distribute our television and pay-per-view programming.

  Of the weekly television programming we currently produce, five of the nine hours are seen on the USA Network and two of the nine hours are seen on the United Paramount Network. An agreement that we have with the USA Network with respect to one hour of programming expires in September 2000. The other agreement with that network, which covers the other four hours of programming, expires in September 2001, but may be terminated by either party in September 2000. The agreement that we have with the United Paramount Network expires in September 2000. If we cannot agree on the terms of new contracts with the USA Network or the United Paramount Network, we may have to enter into agreements to carry our programs with other television networks, which may not be available in as many households as the USA Network or the United Paramount Network. In addition, any such agreements may not be as advantageous to us as our present agreements. We cannot assure you that we will be able to negotiate new agreements with the USA Network, the United Paramount Network or another network with terms as favorable as those in our current agreements.

  In addition, we have a contract expiring in 2004 with Viewer's Choice, the leading distributor of pay-per-view programming in the United States to continue to provide services to us. As our revenues are generated, directly and indirectly, from the distribution of our televised programming, any failure to maintain or renew these arrangements with the distributors of our programs or the failure of such distributors to continue to provide services to us could have a material adverse effect on our operating results, financial condition and prospects.

The entertainment market in which we operate is highly competitive, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence.

  In our sports entertainment market, we compete on a national basis primarily with World Championship Wrestling, Inc., a Time Warner company. We compete with WCW in all aspects of our business, including viewership, access to arenas, the sale and licensing of branded merchandise and distribution channels for our televised programs. We also directly compete to find, hire and retain talented performers. WCW has substantially greater financial resources than we do and is affiliated with television cable networks on which WCW's programs are aired. Other sources of competition in our sports entertainment market are regional promoters of wrestling events.

  We also compete for entertainment and advertising dollars with professional and college sports and with other entertainment and leisure activities. We face competition from professional and college baseball, basketball, hockey and football, among other activities, in most cities in which we hold live events. We also compete for attendance, broadcast audiences and advertising revenue with a wide range of alternative entertainment and leisure activities.

  This competition could result in a significant loss of viewers, venues, distribution channels or performers and fewer entertainment and advertising dollars spent on our form of sports entertainment, any of which could have a material adverse effect on our operating results, financial condition and prospects.

Because we depend upon our intellectual property rights, our inability to protect those rights could negatively impact our ability to compete in the sports entertainment market.

  Our inability to protect our large portfolio of trademarks, service marks, copyrighted material and characters, trade names and other intellectual property rights could negatively impact our ability to compete.

  Other parties may infringe on our intellectual property rights and may thereby dilute our brand in the marketplace. Any such infringement of our intellectual property rights would also likely result in our commitment of time and resources to protect these rights. We have engaged, and continue to engage, in litigation with parties that claim or misuse some of our intellectual property. We are involved in significant pending lawsuits relating primarily to the ownership of copyrights of some of the characters featured in our live and televised events and our home videos. Similarly, we may infringe on others' intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could negatively impact our ability to compete.

  We have the right to use the initials "WWF" as a servicemark and trademark for our sports entertainment services. In 1994, we entered into an agreement with an unaffiliated third party, a nonprofit environmental conservation organization, that sets forth limitations with respect to our use of these initials domestically and internationally. This agreement did permit our use of the then-current World Wrestling Federation logo anywhere in the world. From time to time, disagreements have arisen under that agreement concerning its scope and the limitations on our use of those initials, including use on our Internet sites, as well as the use of our stylized logo. We have recently received a notice of alleged violations of the agreement from the other party. We have 60 days under the agreement to cure any actual violation, and we are currently reviewing the allegations. Any determination further limiting our use of those initials could have a material adverse effect on our brand recognition and our ability to compete.

A decline in general economic conditions or in the popularity of our brand of sports entertainment could adversely impact our business.

  Our operations are affected by general economic conditions and consumer tastes, and therefore our future success is unpredictable. The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus a decline in general economic conditions could result in our fans or potential fans having less discretionary income to spend on our live and televised entertainment and branded merchandise, which could have an adverse effect on our business or prospects.

  The growing popularity of our brand of sports entertainment has increasingly attracted more fans, resulting in greater shares of television audiences, increased sales of advertising time on our television programs, and increased sales of our branded merchandise. The continued popularity of our brand of entertainment is important to our results of operations and the long-term value of our brand. Public tastes are unpredictable and subject to change and may be affected by changes in the country's political and social climate. A change in public tastes or a decline in general economic conditions may adversely affect our future success.

Our insurance may not be adequate to cover liabilities resulting from accidents or injuries.

  We hold approximately 200 live events each year primarily in the United States and Canada. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although we have general liability insurance and umbrella insurance policies, and although our performers are responsible for obtaining their own health, disability and life insurance, we cannot assure you that the consequences of any accident or injury will be fully covered by insurance. Our liability resulting from any accident or injury not covered by our insurance could have a material adverse effect on operating results, financial condition and prospects.

We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

  In various states in the United States and some Canadian provinces, athletic commissions and other applicable regulatory agencies require us to obtain promoters licenses, performers licenses, medical licenses and/or event permits in order for us to promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events over an extended period of time or in a number of jurisdictions would lead to a decline in the various revenue streams generated from our live events, which could have an adverse effect on our business or prospects.

We could incur substantial liabilities if pending material litigation is resolved unfavorably.

  We are currently a party to civil litigation which, if concluded adversely to our interests, could have a material adverse effect on our operating results and financial condition. These material legal proceedings are more fully described elsewhere in this prospectus. These include a suit by members of the family of Owen Hart, a professional wrestler performing under contract with us, filed on June 15, 1999 in state court in Missouri against us, Vincent and Linda McMahon and nine other defendants, including the manufacturer of the rigging equipment involved, individual equipment riggers and the arena operator, alleging negligence and other claims in connection with the death of Owen Hart during a pay-per-view event at Kemper Arena in Kansas City, Missouri on May 23, 1999. Plaintiffs seek compensatory and punitive damages in unspecified amounts. In other pending litigation, three former professional wrestlers who had been performers for us have filed separate suits against us relating primarily to the ownership of copyrights of some of the characters previously featured in our live and televised events. Plaintiffs in these suits seek compensatory and punitive damages.

We will face a variety of risks if we expand into new or complementary businesses in the future.

  Over the last 20 years, our core operations have consisted of marketing, promoting and distributing our live and televised entertainment and our branded merchandise. Our current strategic objectives include not only further developing and enhancing our existing business but also entering into new or complementary businesses, such as the creation of new forms of entertainment and brands, the development of new television programming and the development of branded location-based entertainment businesses. The following risks are associated with expanding into new or complementary businesses by acquisition, strategic alliance, investment, licensing or other arrangements:

    . potential diversion of management's attention and resources from our existing business and an inability to recruit or develop the necessary management resources to manage new businesses;

    . unanticipated liabilities or contingencies from new or complementary businesses or ventures;

    . reduced earnings due to increased goodwill amortization, increased interest costs and additional costs related to the integration of acquisitions;

    . potential reallocations of resources due to the growing complexity of our business and strategy;

    . competition from companies then engaged in the new or complementary businesses that we are entering;

    .  possible additional regulatory requirements and compliance costs;

    . dilution of our stockholders' percentage ownership and/or an increase of our leverage when issuing equity or convertible debt securities or incurring debt; and

    . potential unavailability on acceptable terms, or at all, of additional financing necessary for expansion.

Our management has broad discretion over the use of proceeds from the offering, and therefore investors will not have the opportunity to evaluate information concerning the application of proceeds.

  The net proceeds of the offering are estimated to be approximately $137.0 million after deducting the estimated underwriting discount and offering expenses. Management will retain broad discretion as to the use and allocation of those net proceeds. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.

Through his beneficial ownership of a substantial majority of our Class B common stock, our controlling stockholder can exercise significant influence over our affairs, and his interests may conflict with the holders of our Class A common stock.

  We have two classes of common stock-- Class A, which carries one vote per share, and Class B, which carries ten votes per share. After the offering, a substantial majority of the issued and outstanding shares of Class B common stock will be owned by Vincent McMahon directly or as the trustee of a trust for the benefit of his children. As a result, Mr. McMahon will control approximately 97.3% of the voting power of the issued and outstanding shares of our common stock, or approximately 97.0% if the underwriters' over-allotment option is exercised in full. Accordingly, he will be able to control the outcome of substantially all actions requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation and approval of mergers or sales of substantially all of our assets. The interests of Mr. McMahon may conflict with the interests of the holders of our Class A common stock. In addition, the voting power of Mr. McMahon through his ownership of our Class B common stock could discourage others from initiating potential mergers, takeovers or other change of control transactions. As a result, the market price of our Class A common stock could decline.

A substantial number of shares will be eligible for future sale by our current stockholder, and the sale of those shares could lower our stock price.

  We cannot predict the effect, if any, that future sales of shares of our Class A common stock or the availability of those shares for future sale will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock, or the perception that such sales could occur, may lower the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

  Upon completion of the offering, our current stockholder will own approximately 84.2% of the outstanding shares of our common stock, or 82.3% if the underwriters' over-allotment option is exercised in full. We, our directors, our executive officers, some of our other officers and our stockholder have agreed not to sell, otherwise dispose of, or announce our or their intention to do so, with respect to any shares of Class A common stock, or any securities convertible into or exercisable or exchangeable for any shares of Class A common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. After the expiration of a 180-day "lock-up" period, these parties will be entitled to dispose of a portion of their shares upon compliance with applicable securities laws.

There has been no prior market for our Class A common stock, and the market price of the shares will fluctuate.

  We cannot be sure that an active public market for our Class A common stock will develop or continue after the offering. Prices for our Class A common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions. The initial public offering price per share of our Class A common stock has been determined by negotiations among us and the representatives of the underwriters. Investors may not be able to sell their Class A common stock at or above the initial public offering price. We believe there are relatively few comparable companies that have publicly traded equity securities. This may also affect the trading price of our Class A common stock after the offering and make it more difficult for you to evaluate the value of our Class A common stock. The market price of our Class A common stock is likely to be highly volatile and could be subject to wide fluctuations in response to, among other things, the following factors:

    .  trends in television viewership and changes in audience tastes;

    .  changes in the popularity of our brand of sports entertainment;

    .  our operating performance and the performance of similar companies;

    . news announcements or other developments relating to us, our principal competitor or our industry;

    . changes in earnings estimates or recommendations by research analysts;

    .  changes in general economic conditions; and

    . the significant price and volume volatility in the stock markets that has occurred in recent years and may continue to occur and that is often unrelated to the operating performance of specific companies.

Our operations may suffer temporary disruptions from Year 2000 computer problems resulting in increased expenses, decreased revenues or reduced earnings.

  Year 2000 issues exist when computers record years using two digits rather than four and then use those years for arithmetic operations, comparisons or sorting. A two-digit recording program may recognize a date using "00" as 1900 rather than 2000, which could cause the computer system relying on that program to perform inaccurate computations or fail to operate. While we believe that prior to January 1, 2000 we will have addressed any Year 2000 issues affecting our internal systems, if the steps that we have taken and propose to take are not adequate, or if our significant business partners, vendors or customers do not take appropriate steps, then Year 2000 problems could temporarily have a material adverse effect on our ability to conduct our business in the ordinary course. For example, disruptions in cable television systems would seriously hinder our ability to distribute our television and pay-per-view programs until alternative distribution arrangements could be made.

This prospectus contains forward-looking information, which may not prove accurate.

  This prospectus contains forward-looking statements regarding our business. When used in this prospectus, the words "anticipates," "plans," "believes," "estimates," "intends," "expects" and "projects" typically identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, including, but not limited to, our statements regarding our business and operating strategies and liquidity and capital resources, are based on management's beliefs, as well as on assumptions made by, and information currently available to, management, and involve risks and uncertainties, certain of which are beyond our control. Our actual results could differ materially from those expressed in any forward-looking statement made by us or on our behalf. In light of these risks and uncertainties, we cannot assure you that any forward-looking information in this prospectus will prove to be accurate.

                   CONVENTIONS WHICH APPLY IN THIS PROSPECTUS

  References in this prospectus to "the company," "we," "our" and "us" refer to World Wrestling Federation Entertainment, Inc. and our subsidiaries, after giving effect to the contribution of two of our affiliated companies to us by our stockholder prior to the offering. Unless we indicate otherwise, all information in this prospectus reflects the following:

    .a 566,670-for-one stock split effected prior to the closing of the offering;

    . no exercise by the underwriters of their over-allotment option to purchase up to 1,500,000 additional shares of Class A common stock;

    . the offering of our Class A common stock at $15.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus;

    . the reclassification of our common stock prior to the closing of the offering;

    . the termination of our Subchapter S corporation election under the Internal Revenue Code prior to or concurrent with the closing of the offering; and

    . all references to a fiscal year refer to a year beginning on May 1 of a calendar year and ending on April 30 of the next calendar year; for example, fiscal 1999 refers to the year from May 1, 1998 to April 30, 1999.

  World Wrestling Federation and the World Wrestling Federation logo are two of our marks. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

                                USE OF PROCEEDS

  We estimate that the net proceeds to us from the sale of the shares being offered will be approximately $137.0 million, at an assumed initial public offering price of $15.00 per share after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, then we estimate that the net proceeds to us from the sale of the shares being offered will be approximately $157.9 million.

  The principal purposes of this offering are to increase our working capital, create a public market for our common stock and facilitate our future access to the public capital markets. We intend to use the net proceeds from the offering to provide additional funds for our operations and for general corporate purposes. Except for upgrading our television and post-production facility at an estimated cost of $12.0 million, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have broad discretion in applying the net proceeds. Pending any such use, we intend to invest the net proceeds in interest-bearing instruments. See "Risk Factors--Our management had broad discretion over the use of proceeds from the offering, and therefore investors will not have the opportunity to evaluate information concerning the application of proceeds."

                                DIVIDEND POLICY

  We plan to retain all of our earnings, if any, to finance the expansion of our business and for general corporate purposes and do not anticipate paying any cash dividends on our Class A or Class B common stock in the foreseeable future. Our future dividend policy will be determined by our board of directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities and the limitations imposed by our credit agreements. Prior to the offering, as a Subchapter S corporation, we made distributions to our stockholder for federal and state income tax and other purposes, subject to limitations in our credit agreement.

      RECLASSIFICATION OF STOCK AND PRIOR SUBCHAPTER S CORPORATION STATUS

  On or prior to the closing of the offering, we will amend and restate our certificate of incorporation in the state of Delaware. Pursuant to the certificate of incorporation, as amended and restated, we will be authorized to issue up to 240,000,000 shares of $.01 par value common stock, of which 180,000,000 shares will be classified as Class A common stock and 60,000,000 shares as Class B common stock. Upon the filing of our amended and restated certificate of incorporation, each outstanding share of our common stock will automatically be reclassified and converted into 566,670 shares of Class B common stock. The Class A and Class B common stock will be identical in all respects, except that the Class A common stock will be entitled to one vote for each share and the Class B common stock will be entitled to ten votes for each share. The Class B common stock is fully convertible into Class A common stock, on a one-for-one basis, at any time at the option of the holder or upon the transfer of the Class B common stock to any person or entity not affiliated with Vincent McMahon, Linda McMahon or their family. Mr. McMahon and the trust that he created for the benefit of his children hold our common stock and, upon the reclassification, will hold Class B common stock.

  We have been subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended, since fiscal 1988. As a result, we currently pay no federal income tax and pay only foreign and certain state income taxes. Our earnings are subject to federal and, generally, state income taxation directly at the stockholder level. As a Subchapter S corporation, we have made periodic distributions to our stockholder for the payment of such taxes without the imposition of a second tax on us.

  On June 29, 1999, we made a Subchapter S corporation distribution to Mr. McMahon in the form of an unsecured, 5% interest-bearing note in the principal amount of $32.0 million due April 10, 2000. The note can be prepaid at any time in whole or in part. We intend to prepay the principal of the note periodically as estimated income tax payments become due. The note represents estimated federal and state income taxes payable by our stockholder with respect to our income for fiscal 1999 and for the interim period from May 1, 1999 through September 30, 1999. We will terminate our Subchapter S corporation status prior to or concurrent with the issuance of shares in the offering, at which time we will become subject to corporate income taxation under Subchapter C of the Internal Revenue Code. Our actual earnings through the date of the offering could exceed those used in the calculation of the estimated federal and state income taxes payable by our stockholder thus requiring additional distributions in the form of cash or notes to our stockholder. We anticipate using cash on hand and cash generated from future operations to make any such additional distributions and to fund the payment of the short-term note at maturity. In addition, we distributed $25.5 million in cash to Mr. McMahon on June 29, 1999 representing a portion of our previously earned and undistributed earnings, which has been fully taxed at the stockholder level. As of July 30, 1999, approximately $19.1 million of undistributed earnings were retained in our company.

  We have entered into a tax indemnification agreement with our stockholder, under which he has agreed to indemnify us for any federal and state income taxes, including interest and penalties, that we may incur if, for any reason, we are deemed to be a Subchapter C corporation during any period for which we reported our taxable income as a Subchapter S corporation, or if an adjustment to one or more of our tax returns for a C taxable year results in a net increase in our taxable income in a C taxable year and a net decrease in our taxable income in an S taxable year. In addition, we have agreed to indemnify the stockholder for any federal and state income taxes, including interest and penalties, that Mr. McMahon or the trust may incur if an adjustment to one or more of our tax returns for an S taxable year results in a net increase in our taxable income in an S taxable year and a net decrease in our taxable income in a C taxable year. This tax indemnification obligation is limited to the aggregate amount of tax distributions to the stockholder for all periods since fiscal 1995, for which we are subject to tax audit. Purchasers of Class A common stock in the offering will not be parties to the tax indemnification agreement.

                                 CAPITALIZATION

  The following table sets forth our combined cash, indebtedness and capitalization as of July 30, 1999 on an actual basis and on a pro forma basis to reflect the following events prior to or concurrent with the issuance of shares in the offering:

  . the contribution by our stockholder of the stock of two of our affiliated companies to us;

  .  the termination of our status as a Subchapter S corporation; and

  . the reclassification of our common stock into Class A and Class B common stock.

And as further adjusted to give effect to:

  . the offering of 10,000,000 shares of Class A common stock at an assumed initial offering price of $15.00 per share; and

  . our receipt of the estimated net proceeds of $137,000,000 from the offering.


  This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the related notes included elsewhere in this prospectus.

                                                             July 30, 1999
                                                          --------------------
                                                                   Pro forma,
                                                          Actual   as adjusted
                                                          -------  -----------
                                                            (in thousands,
                                                                except
                                                              share data)
Cash and cash equivalents................................ $34,310   $171,310
                                                          =======   ========
Total debt:
  Long-term debt (including current portion)............. $12,538   $ 12,538
  Note payable to stockholder due April 10, 2000.........  32,000     32,000
                                                          -------   --------
    Total debt...........................................  44,538     44,538
                                                          -------   --------
Stockholders' equity:
  Class A common stock, $.01 par value; as adjusted,
   180,000,000 shares authorized, 10,000,000 shares
   issued and outstanding ...............................     --         100
  Class B common stock, $.01 par value; as adjusted,
   60,000,000 shares authorized, 56,667,000 shares issued
   and outstanding(1)....................................     568        567
  Additional paid-in capital.............................     --     156,021(2)
  Accumulated other comprehensive loss...................    (107)      (107)
  Retained earnings......................................  32,992     13,872(2)
                                                          -------   --------
    Total stockholders' equity...........................  33,453    170,453
                                                          -------   --------
    Total capitalization................................. $77,991   $214,991
                                                          =======   ========

--------
(1) Prior to the offering, two of our affiliated companies will be contributed to us by our stockholder. As of July 30, 1999, the capital stock of these entities was as follows: World Wrestling Federation Entertainment, Inc., formerly Titan Sports Inc., common stock, no par value, 12,500 shares authorized, and 100 shares issued and outstanding; World Wrestling Federation Entertainment Canada, Inc., formerly Titan Promotions (Canada), Inc., common shares, no par value, unlimited authorization, and 100 shares issued and outstanding; and Stephanie Music Publishing, Inc. common stock, no par value, 5,000 shares authorized, and 100 shares issued and outstanding.

(2) A reconciliation of actual and pro forma, as adjusted retained earnings and additional paid-in capital is as follows:

  Retained earnings--actual.......................................... $ 32,992
  Subchapter S corporation earnings retained by us, reclassified to additional paid-in capital........................................  (19,120)
                                                                      --------
  Retained earnings--pro forma, as adjusted.......................... $ 13,872
                                                                      ========
  Additional paid-in capital--actual................................. $    --
  Contribution of Stephanie Music Publishing, Inc....................        1
  Subchapter S corporation earnings retained by us, reclassified from
   retained earnings.................................................   19,120
  Net offering proceeds in excess of par value.......................  136,900
                                                                      --------
  Additional paid-in capital--pro forma, as adjusted................. $156,021
                                                                      ========

             SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA

  The following table sets forth our selected historical combined financial data for each of the five fiscal years in the period ended April 30, 1999 and as of the end of each such fiscal year and for the three months ended July 31, 1998 and July 30, 1999 and as of July 30, 1999 and selected unaudited pro forma financial data for the fiscal year ended April 30, 1999 and as of and for the three months ended July 30, 1999. The selected historical combined financial data as of April 30, 1998 and 1999 and for the fiscal years ended April 30, 1997, 1998 and 1999 have been derived from the audited combined financial statements included elsewhere in this prospectus. The selected historical combined financial data as of April 30, 1995, 1996 and 1997 and for the fiscal years ended April 30, 1995 and 1996 have been derived from our audited combined financial statements, which have not been included in this prospectus. The selected historical combined financial data for the three months ended July 31, 1998 and July 30, 1999 and as of July 30, 1999 have been derived from our unaudited combined financial statements, which in the opinion of management include all adjustments, consisting of normal recurring adjustments, that are necessary to present fairly our results of operations and financial position for the periods and at the date presented. The results of operations for the three months ended July 30, 1999 are not necessarily indicative of the results to be expected for the full year. You should read the selected historical combined financial data in conjunction with our historical combined financial statements, the related notes and the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

  The unaudited pro forma combined balance sheet and statement of operations data included in the table are based upon information in our combined balance sheet as of July 30, 1999 and our combined statement of operations for fiscal 1999 and the three months ended July 30, 1999, which appear elsewhere in this prospectus, after giving effect to the pro forma adjustments described in the notes to the table. Such adjustments have been made assuming the transactions reflected in the pro forma combined financial data took place on July 30, 1999 for balance sheet purposes and May 1, 1998 for statement of operations purposes. The unaudited pro forma combined financial data are provided for informational purposes only and do not purport to be indicative of the results of operations and financial position that would have been obtained or that may be expected to occur in the future.

  We elected, beginning with our fiscal year ended April 30, 1988, to be subject to the provisions of Subchapter S of the Internal Revenue Code. Accordingly, since that time, our taxable income or loss has been included in the federal and certain state income tax returns of our stockholder. The provision for income taxes reflected in our historical combined financial statements since fiscal 1988 relates only to foreign and certain state income taxes for those states that do not recognize Subchapter S corporations. Our stockholder is responsible for the payment of federal and certain state income taxes with respect to our operations, which have been funded by distributions from our undistributed earnings account. Prior to or concurrent with the issuance of shares in the offering, we will terminate our election to be subject to the provisions of Subchapter S and will become subject to the provisions of Subchapter C of the Internal Revenue Code. As a Subchapter C corporation, we will be fully subject to federal, state and foreign income taxes.

  EBITDA represents income from operations plus depreciation and amortization. EBITDA is presented because management believes that such information is considered by certain investors to be an additional basis for evaluating a company's operating performance, leverage and liquidity. EBITDA should not be considered an alternative to measures of operating performance determined in accordance with generally accepted accounting principles or as a measure of our operating results and cash flows or as a measure of our liquidity. EBITDA, as derived by us, may not be comparable to similarly titled measures reported by other companies.

                                 Fiscal Year Ended April 30,                    Three Months Ended
                          ---------------------------------------------     ----------------------------
                           1995     1996     1997      1998      1999       July 31, 1998  July 30, 1999
                          -------  -------  -------  --------  --------     -------------  -------------
                                      (dollars in thousands, except per share data)
Combined Statement of
 Operations Data:
Net revenues............  $87,352  $85,815  $81,863  $126,231  $251,474       $ 39,042       $ 76,222
Cost of revenues........   60,558   55,172   60,958    87,969   146,618         25,031         41,045
Selling, general and
 administrative
 expenses...............   26,205   22,934   25,862    26,117    45,559          8,305         13,970
Depreciation and
 amortization...........    2,570    2,354    1,729     1,676     1,946            418            659
Interest expense........      691    1,025      782     2,019     1,125            245            409
Other income (expense),
 net....................   (1,493)  (1,026)     777       479     1,747            193            851
                          -------  -------  -------  --------  --------       --------       --------
Income (loss) before
 income taxes...........   (4,165)   3,304   (6,691)    8,929    57,973          5,236         20,990
Provision (benefit) for
 income taxes...........      266      105     (186)      463     1,943            175            714
                          -------  -------  -------  --------  --------       --------       --------
Net income (loss).......  $(4,431) $ 3,199  $(6,505) $  8,466  $ 56,030       $  5,061       $ 20,276
                          =======  =======  =======  ========  ========       ========       ========
Unaudited Pro Forma
 Combined Statement of
 Operations Data:
Historical income before
 income taxes...........                                       $ 57,973                      $ 20,990
Pro forma adjustment
 other than income
 taxes..................                                          2,515(1)                        427(1)
                                                               --------                      --------
Pro forma income before
 income taxes...........                                         55,458                        20,563
Pro forma provision for
 income taxes...........                                         22,227(2)                      8,064(2)
                                                               --------                      --------
Pro forma net income....                                       $ 33,231                      $ 12,499
                                                               ========                      ========
Pro forma earnings per
 common share (basic and
 diluted)...............                                       $   0.59(3)                   $   0.22(3)
                                                               ========                      ========
Combined Statement of
 Cash Flows Data:
Net cash provided by
 (used in) operating
 activities.............  $(2,277) $ 2,245  $ 3,628  $  6,256  $ 57,646       $  3,002       $ 17,615
Net cash provided by
 (used in) investing
 activities.............   (1,383)   1,510     (849)   (1,294)  (14,634)(4)       (907)        (1,717)
Net cash provided by
 (used in) financing
 activities.............     (192)  (4,476)  (1,803)    1,974    (6,082)          (706)       (27,315)
                                       As of April 30,                            As of July 30,
                          ---------------------------------------------     ----------------------------
                                                                                            Pro forma,
                                                                                            as adjusted
                           1995     1996     1997      1998      1999           1999           1999
                          -------  -------  -------  --------  --------     -------------  -------------
                                              (in thousands)
Combined Balance Sheet
 Data:
Cash and cash
 equivalents............  $ 1,606  $   885  $ 1,861  $  8,797  $ 45,727       $ 34,310(5)    $171,310(6)
Property and equipment-
 net....................   32,497   27,368   26,499    26,117    28,377         29,435         29,435
Total assets............   51,134   46,739   41,856    59,594   130,188        117,514        254,514(6)
Total long-term debt
 (including current
 portion)...............   10,332    7,608    8,267    12,394    12,791         12,538         12,538
Note payable to
 stockholder............      --       --       --        --        --          32,000(7)      32,000(7)
Total stockholder's
 equity.................   23,792   25,304   16,420    22,697    72,260         33,453        170,453(6)

                                    Fiscal Year Ended April 30,                 Three Months Ended
                         -------------------------------------------------- ---------------------------
                           1995      1996      1997       1998      1999    July 31, 1998 July 30, 1999
                         --------- --------- ---------  --------- --------- ------------- -------------
                                         (dollars in thousands, except per share data)
Other Financial Data:
EBITDA (8).............. $     589 $   7,709 $  (4,957) $  12,145 $  59,297    $ 5,706      $  21,207
Capital expenditures....     1,568       343       892      1,294     3,756        907          1,717
Other Non-Financial
 Data:
Number of live events...       347       247       199        218       199         51             51
Total attendance........ 1,163,259   931,954 1,060,740  1,576,112 2,273,701    489,946        620,258
Average weekly Nielsen
 rating of
 Raw is War.............       3.0       3.0       2.4        3.1       5.0        4.7            6.6
Pay-per-view buys....... 1,868,900 2,831,700 2,252,200  2,936,100 5,365,100    930,600      1,183,500

--------

(1) This amount gives pro forma effect to the increase in compensation to Vincent and Linda McMahon pursuant to employment agreements that will become effective prior to the closing of the offering. See "Management." Historically, both executives were paid less compensation because they benefited from Subchapter S distributions to Mr. McMahon. Since July 1, 1999, Mr. McMahon and Mrs. McMahon have been paid on a basis consistent with the terms of their respective employment agreements.
(2) This amount represents a pro forma estimate of our provision for federal, state and foreign income taxes to give effect to the change in our tax status to a Subchapter C corporation during fiscal 1999 and for the three months ended July 30, 1999. Prior to or concurrent with the issuance of shares in the offering, we will terminate our status as a Subchapter S corporation. See "Reclassification of Stock and Prior Subchapter S Corporation Status."
(3) Based on a weighted average number of common shares outstanding of 56,667,000 for the fiscal year ended April 30, 1999 and the three month period ended July 30, 1999.
(4) In fiscal 1999, we purchased a 193-room hotel and casino in Las Vegas, Nevada for approximately $10.9 million. We have since determined that the ownership and operation of this property is no longer consistent with our business objectives, and we intend to sell this particular property during fiscal 2000.
(5) Reflects the distribution of $25.5 million to our stockholder, Mr. McMahon, on June 29, 1999 representing a portion of previously earned and undistributed earnings, which have been fully taxed at the stockholder level. As of July 30, 1999, approximately $19.1 million of undistributed earnings were retained in our company.
(6) Reflects our receipt of the estimated net proceeds of the offering of $137.0 million.
(7) Reflects the accrual of tax distributions in the amount of $32.0 million relating to estimated federal and state income taxes payable by our stockholder with respect to our earnings in fiscal 1999 and the period from May 1, 1999 through September 30, 1999. Accordingly, on June 29, 1999, we made a Subchapter S corporation distribution to our stockholder in the form of an unsecured, 5% interest-bearing note in the principal amount of $32.0 million due April 10, 2000, the principal of which will be paid periodically as estimated income tax payments become due. Our actual earnings through the date of the offering could exceed those used in the calculation of the estimated federal and state income taxes payable by our stockholder thus requiring additional distributions in the form of cash or notes to our stockholder.
(8) EBITDA is defined by us as net income (loss), plus provision for income taxes, depreciation and amortization and interest expense less benefit for income taxes and other income, net.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  You should read the following discussion in conjunction with the audited combined financial statements and related notes included elsewhere in this prospectus.

General

  We are an integrated media and entertainment company principally engaged in the development, production, and marketing of television programming, pay-per-view programming, live events and the licensing and sale of branded consumer products featuring our highly successful World Wrestling Federation brand of entertainment. We have experienced significant growth in many aspects of our business.

  We believe this growth has been driven by a series of management decisions to reposition our business. Since late 1997, we have intensified our focus on the development and marketing of our television and pay-per-view programming, incorporated some operations in-house, expanded our branded merchandising strategy, negotiated more favorable advertising agreements, and established a presence on the Internet. See "Business" for further information concerning our management initiatives.

  These new business initiatives, combined with our growing audience appeal, have led to increasingly higher television ratings and greater pay-per-view buys, which have heightened demand for our product offerings, including licensed products, home videos and other branded merchandise.

  Our operations are organized around two principal activities:

    . The creation, marketing and distribution of our live and televised entertainment and pay-per-view programming. Revenues are derived principally from ticket sales to our live events, purchases of our pay-per-view programs, the sale of television advertising time and the receipt of cable television rights fees.

    . The marketing and promotion of our branded merchandise. Revenues are generated from both royalties from the sale by third-party licensees of merchandise and the direct sale by us of merchandise, magazines and home videos.

  The combined financial statements include the financial statements of our company, formerly known as Titan Sports Inc., and its two wholly-owned subsidiaries, two affiliated companies and its majority owned subsidiary, which are presented on a combined basis because of their common ownership. Other than our Canadian affiliate, none of these entities have been subject to federal income tax at the corporate level as a Subchapter C corporation. Prior to or concurrent with the issuance of shares in the offering, we will terminate our Subchapter S corporation status and will thereafter be subject to federal, state and foreign income taxes. Following the contribution to us by our stockholder of the outstanding capital stock of our affiliated companies, the financial statements will be presented on a consolidated basis.

Results of Operations

 First Quarter Ended July 30, 1999 Compared to First Quarter Ended July 31,
1998

  Net Revenues. Net revenues were $76.2 million in the first quarter of fiscal 2000 as compared to $39.0 million in the first quarter of fiscal 1999, an increase of $37.2 million, or 95%. Of this increase, $24.4 million was from our live and televised entertainment activities and $12.8 million was from our branded merchandise activities.

  Live and Televised Entertainment. Net revenues were $51.3 million in the first quarter of fiscal 2000 as compared to $26.9 million in the first quarter of 1999, an increase of $24.4 million, or 91%. This increase was primarily attributable to an increase in pay-per-view revenues of $7.1 million, which resulted from an increase in pay-per-view buys from approximately 0.9 million to approximately 1.2 million, or 33%. All three of our pay-per-view events contributed to this increase. Revenues from attendance at our events increased by $6.6 million in the first quarter of fiscal 2000. Attendance at our events has increased by approximately 0.1 million and our average ticket price has increased by approximately $5 per ticket. As part of our new contracts with the USA Network, we substantially increased the amount of advertising time available for sale by our sales force. This inventory, coupled with improved ratings of our television programs, resulted in increased revenues from the sale of advertising time and sponsorships of $9.4 million in the first quarter of fiscal 2000.

  Branded Merchandise. Net revenues were $24.9 million in the first quarter of fiscal 2000 as compared to $12.1 million in the first quarter of fiscal 1999, an increase of $12.8 million, or 106%. This increase was due primarily to the increases in home video revenues of $5.2 million, licensing revenues of $4.7 million, publishing revenues of $1.7 million, and new media revenues of $1.3 million. In March 1998, we began to produce our home videos in-house, and since that time, we have developed a catalog of approximately 50 titles. This expanded catalog, coupled with the significant expansion of our customer base, resulted in an increase of 0.7 million home video units sold in the first quarter of fiscal 2000 as compared to the first quarter of fiscal 1999. The increase in licensing revenues resulted from heightened demand for our branded products, particularly in the video game and toy categories. The increase in publishing revenues was due to increased newsstand and subscription sales. The total circulation of our two monthly magazines increased from 1.1 million in the first quarter of fiscal 1999 to 1.8 million in the first quarter of fiscal 2000. The growth in new media revenues reflects the increased traffic on our Internet web sites. Our main site, wwf.com, generated approximately 107 million monthly page views in the first quarter of fiscal 2000 as compared to approximately 14 million monthly page views in the first quarter of fiscal 1999. In addition, there were an average of approximately 1.7 million visitors per month in the first quarter of fiscal 2000 as compared to approximately 0.5 million visitors per month in the first quarter of fiscal 1999.

  Cost of Revenues. Cost of revenues was $41.0 million in the first quarter of fiscal 2000 as compared to $25.0 million in the first quarter of fiscal 1999, an increase of $16.0 million, or 64%. Of this increase, $11.3 million was from our live and televised entertainment activities, and $4.7 million was from our branded merchandise activities. Gross profit as a percentage of revenues increased to 46% in the first quarter of fiscal 2000 from 36% in the first quarter of fiscal 1999.

  Live and Televised Entertainment. The cost of revenues to create and distribute our live and televised entertainment was $28.5 million in the first quarter of fiscal 2000 as compared to $17.2 million in the first quarter of fiscal 1999, an increase of $11.3 million, or 66%. Of the $11.3 million increase in cost of revenues, $6.0 million related to our new contracts with the USA Network in which we are obligated to pay the greater of a fixed percentage of our net advertising revenues or a minimum guaranteed amount and fees paid to our talent which are directly related to our increased revenues. The remaining increase was primarily due to a $1.5 million increase in arena rental charges, which are directly related to our increased revenues from event attendance, a $1.3 million increase in television production costs associated with our additional television programming, and a $0.6 million increase in advertising and promotion costs. Gross profit as a percentage of net revenues increased to 44% in the first quarter of fiscal 2000 from 36% in the first quarter of fiscal 1999. The increase in gross profit resulted from increased revenues from higher margin areas of pay-per-view programming and television advertising and, to a lesser extent, increased attendance and higher ticket prices at our events.

  Branded Merchandise. The cost of revenues to market and promote our branded merchandise was $12.5 million in the first quarter of fiscal 2000 as compared to $7.8 million in the first quarter of fiscal 1999, an increase of $4.7 million, or 60%. The increase in cost of revenues was due to the increased revenues from home videos, licensing, and new media. Of the $4.7 million increase, $2.1 million related to home video, $1.9 million related to licensing and $0.7 million related to new media. Gross profit as a percentage of net revenues increased to 50% in the first quarter of fiscal 2000 from 36% in the first quarter of fiscal 1999. Home video gross profit percentage increased primarily due to an increase in the licensing revenues from the international distribution of our titles. The increase in publishing gross profit percentage was due to the decrease in the average cost per copy sold for both of our magazines. Licensing revenues increased, which favorably impacted our overall gross profit percentage of our branded merchandise activities.

  Selling, General, and Administrative Expenses. Selling, general and administrative expenses, which include corporate overhead expenses, were $14.0 million in the first quarter of fiscal 2000 as compared to $8.3 million in the first quarter of fiscal 1999, an increase of $5.7 million, or 69%. During fiscal 1999, we engaged in strategic initiatives to expand our business, which required an increase in the number of full-time personnel by 67 persons. The increase in personnel reflects the impact of the development and implementation of our home video and new media businesses, the expansion of our advertising sales force to support our new contracts with the USA Network, an increase in the number of personnel involved in the production of our televised programming, and an increase in administrative personnel. Selling, general and administrative expenses as a percentage of net revenues were 18% in the first quarter 2000 as compared to 21% in the first quarter of fiscal 1999.

  Depreciation and Amortization. Depreciation and amortization expense was $0.7 million in the first quarter of fiscal 2000 as compared to $0.4 million in the first quarter of fiscal 1999, an increase of $0.3 million. This increase was due to amortization of capitalized expenditure projects completed in 1999.

  Interest Expense. Interest expense was $0.4 million in the first quarter of fiscal 2000 as compared to $0.2 million in the first quarter of fiscal 1999. The increase of $0.2 million was primarily due to interest accrued on the $32.0 million note issued to Mr. McMahon on June 29, 1999.

  Other Income, Net. Other income, net was $0.9 million in the first quarter of fiscal 2000 as compared to $0.2 million in the first quarter of fiscal 1999. The increase of $0.7 million was due primarily to interest earned on our significantly higher cash balances.

  Provision for Income Taxes. As a Subchapter S corporation, we have had to provide only for some state and foreign income taxes, as our stockholder was responsible for the payment of federal and certain other state income taxes in these years. Income taxes were $0.7 million in the first quarter of fiscal 2000 as compared to $0.2 million in the first quarter of fiscal 1999. Upon the termination of our Subchapter S corporation election, we will be directly responsible for paying federal, state and foreign income taxes. After giving effect to our termination of our Subchapter S corporation election, on a pro forma basis federal, state and foreign income taxes would have been $8.1 million, which represents an effective income tax rate of 39%.

  Net Income. As a result of the foregoing, Subchapter S corporation net income was $20.3 million in the first quarter of fiscal 2000 as compared to $5.1 million in the first quarter of fiscal 1999, an increase of $15.2 million, or 298%. On a pro forma basis, giving effect to the termination of our S corporation election and other pro forma adjustments, pro forma net income for the first quarter of fiscal 2000 would have been $12.5 million.

 Fiscal 1999 Compared to Fiscal 1998

  Net Revenues. Net revenues were $251.5 million in fiscal 1999 as compared to $126.2 million in fiscal 1998, an increase of $125.3 million, or 99%. Of this increase, $77.4 million was from our live and televised entertainment activities, and $47.9 million was from our branded merchandise activities.

  Live and Televised Entertainment. Net revenues were $170.0 million in fiscal 1999 as compared to $92.6 million in fiscal 1998, an increase of $77.4 million, or 84%. This increase was primarily attributable to an increase in pay-per-view revenues of $37.1 million, which resulted from an increase in pay-per-view buys from approximately 2.9 million to approximately 5.4 million, or 86%. Virtually all of our 12 pay-per-view events contributed to this increase. Revenues from attendance at our events increased by $20.8 million in fiscal 1999 primarily as a result of an increase in attendance from approximately 1.6 million in fiscal 1998 to approximately 2.3 million in fiscal 1999, or 44%, and an increase in average ticket prices. Revenues from the sale of advertising time and sponsorships increased by $17.9 million in fiscal 1999 as a result of improved ratings for our shows and new contracts with the USA Network in July 1998 and September 1998, which provided us with the right to sell a substantial majority of the advertising time in our programs.

  Branded Merchandise. Net revenues were $81.5 million in fiscal 1999 as compared to $33.6 million in fiscal 1998, an increase of $47.9 million, or 143%. This increase was due primarily to increases in licensing revenues of $17.8 million, home video revenues of $17.7 million, publishing revenues of $5.1 million and direct sale merchandise revenues of $3.1 million. The increase in licensing revenues resulted from heightened demand for our branded products, particularly in the apparel and toy categories. Additionally, we increased the number of our licensees in an effort to broaden our product offerings. In March 1998, we terminated a licensing agreement and began to produce and distribute home videos in-house. The increase in home video revenues was due to the full year impact of this decision and, to a lesser extent, an increase in the number of titles offered for sale in fiscal 1999. Licensing revenues related to home video sales in fiscal 1998 were insignificant. The increase in publishing revenues was due to increased newsstand sales and increased sales of subscriptions. The increase in direct sale merchandise revenues was primarily due to an increase of $5.1 million resulting from increased attendance at our events, partially offset by a decrease of $0.8 million resulting from a decline in per capita spending.

  Cost of Revenues. Cost of revenues was $146.6 million in fiscal 1999 as compared to $88.0 million in fiscal 1998, an increase of $58.6 million, or 67%. Of this increase, $30.6 million was from our live and televised entertainment activities, and $28.0 million was from our branded merchandise activities. Gross profit as a percentage of net revenues increased to 42% in fiscal 1999 from 30% in fiscal 1998.

  Live and Televised Entertainment. The cost of revenues to create and distribute our live and televised entertainment was $98.1 million in fiscal 1999 as compared to $67.5 million in fiscal 1998, an increase of $30.6 million, or 45%. Of the $30.6 million increase, $19.4 million related to our new contracts with the USA Network in which we are obligated to pay the greater of a fixed percentage of our net advertising revenues or a minimum guaranteed amount, and fees paid to our talent which are directly related to our increased revenues. The remaining increase was due to a $4.3 million increase in arena rental charges, which are directly related to our increased revenues from event attendance, a $3.6 million increase in pay-per-view distribution fees, which are directly associated with our increase in pay-per-view revenues, and a $3.3 million increase in advertising and promotion costs. Gross profit as a percentage of net revenues increased to 42% in fiscal 1999 from 27% in fiscal 1998. The increase in gross profit resulted from increased revenues from higher margin areas of pay-per-view programming and television advertising and, to a lesser extent, increased attendance and higher average ticket prices at our events.

  Branded Merchandise. The cost of revenues to market and promote our branded merchandise was $48.5 million in fiscal 1999 as compared to $20.5 million in fiscal 1998, an increase of $28.0 million, or 137%. Gross profit as a percentage of net revenues increased to 40% in fiscal 1999 from 39% in fiscal 1998. The increase in cost of revenues was due primarily to an increase of $11.7 million related to the full year impact in fiscal 1999 of our home video and new media operations, and increased costs of $13.7 million resulting directly from the increase in revenues from our licensing and merchandise activities. The increase in gross profit was due to the commencement in March 1998 of the sale of home video products on a direct basis. This was partially offset by an increase in direct sale merchandise costs related to our concession sales.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses, which include corporate overhead expenses, were $45.6 million in fiscal 1999 as compared to $26.1 million in fiscal 1998, an increase of $19.5 million, or 75%. The increase was due primarily to an increase in the number of full-time personnel by 58 persons. This increase reflects the development and implementation of our home video and new media businesses, the expansion of our advertising sales force to support our new contracts with the USA Network, an increase in the number of personnel involved in the production of our televised programming, and an increase in administrative personnel. Selling, general and administrative expenses as a percentage of net revenues were 18% in fiscal 1999 as compared to 21% in fiscal 1998. We anticipate that selling, general and administrative expenses will increase by approximately $13.5 million in fiscal 2000, reflecting the full year impact of the increase in headcount in fiscal 1999 and the continued expansion of our business.

  Depreciation and Amortization. Depreciation and amortization expense was $1.9 million in fiscal 1999 as compared to $1.7 million in fiscal 1998, an increase of $0.2 million.

  Interest Expense. Interest expense was $1.1 million in fiscal 1999 as compared to $2.0 million in fiscal 1998. The decrease of $0.9 million was primarily the result of lower average outstanding borrowings during fiscal 1999.

  Other Income, Net. Other income, net was $1.7 million in fiscal 1999 as compared to $0.5 million in fiscal 1998. The increase of $1.2 million was primarily due to increased interest income resulting from significantly higher cash balances in fiscal 1999.

  Provision for Income Taxes. As a Subchapter S corporation, we have had to provide only for some state and foreign income taxes as our principal stockholder was responsible for the payment of federal and certain other state income taxes in these years. Income taxes were $1.9 million in fiscal 1999 as compared to $0.5 million in fiscal 1998. Upon the termination of our Subchapter S corporation election, we will be directly responsible for paying federal, state and foreign income taxes. After giving effect to our termination of our Subchapter S corporation election, on a pro forma basis federal, state and foreign income taxes would have been $22.2 million in fiscal 1999, which represents an effective income tax rate of 40%.

  Net Income. As a result of the foregoing, Subchapter S corporation net income was $56.0 million for fiscal 1999 as compared to $8.5 million for fiscal 1998, an increase of $47.5 million, or 559%. On a pro forma basis, giving effect to the termination of our S corporation election and other pro forma adjustments, pro forma net income for fiscal 1999 would have been $33.2 million.

 Fiscal 1998 Compared to Fiscal 1997

  Net Revenues. Net revenues were $126.2 million in fiscal 1998 as compared to $81.9 million in fiscal 1997, an increase of $44.3 million, or 54%. Of this increase, $28.7 million was from our live and televised entertainment activities, and $15.6 million was from our branded merchandise activities.

  Live and Televised Entertainment. Net revenues were $92.6 million in fiscal 1998 as compared to $63.9 million in fiscal 1997, an increase of $28.7 million, or 45%. This increase was primarily attributable to an increase in pay-per-view revenues of $17.1 million, which resulted from an increase in pay-per-view buys from approximately 2.3 million to approximately 2.9 million, or 26%. A substantial portion of this increase was generated by Wrestlemania XIV. Revenues from attendance at our events increased by $8.0 million in fiscal 1998 as a result of an increase in attendance from approximately 1.1 million to approximately 1.6 million, or 45%, and, to a lesser extent, higher average ticket prices. Advertising revenues increased by $2.8 million due to the increase in our television ratings and the expansion of our sponsorship program.

  Branded Merchandise. Net revenues were $33.6 million in fiscal 1998 as compared to $18.0 million in fiscal 1997, an increase of $15.6 million, or 87%. The increase in revenues was due primarily to increased revenues from direct sale merchandise revenues of $11.0 million and licensing revenues of $3.8 million. The increase in merchandise revenues was due to higher attendance and a 44% increase in per capita spending at our live events. During fiscal 1997, we made a decision to terminate a licensing agreement relating to our direct mail catalog and to bring this operation in-house. The increase in direct sale merchandise revenues also reflects the impact of our decision to terminate this licensing agreement. The increase in licensing revenues resulted from an increase in the number of licensees and heightened demand for our branded products, particularly action figures.

  Cost of Revenues. Cost of revenues was $88.0 million in fiscal 1998 as compared to $61.0 million in fiscal 1997, an increase of $27.0 million, or 44%. Of this increase, $18.5 million was from our live and televised entertainment activities, and $8.5 million was from our branded merchandise activities. Gross profit as a percentage of net revenue was 30% in fiscal 1998 as compared to 26% in fiscal 1997.

  Live and Televised Entertainment. The cost of revenues to create and distribute our live and televised entertainment was $67.5 million in fiscal 1998 as compared to $49.0 in fiscal 1997, an increase of $18.5 million, or 38%. Of the $18.5 million increase in cost of revenues, $11.6 million related to expenditures for special guest talent for Wrestlemania XIV and fees paid to our talent which are directly related to our increased revenues. The remaining increase was due to a $3.4 million increase in production costs associated with our additional television programming, a $2.4 million increase in arena rental charges, which are directly related to our increased revenues from event attendance, and a $1.1 million increase in pay-per-view distribution fees which are directly associated with our increased pay-per-view revenues. Gross profit as a percentage of revenues was 27% in fiscal 1998 as compared to 23% in fiscal 1997. The increase in gross profit was due to the increase in our live event attendance and the increase in our cable television programming rights fees due to the expansion of Raw is War from a one hour to a two hour format. These increases were partially offset by expenditures for special guest talent for Wrestlemania XIV.

  Branded Merchandise. The cost of revenues to market and promote our branded merchandise was $20.5 million in fiscal 1998 as compared to $12.0 million in fiscal 1997, an increase of $8.5 million, or 71%. The increase in cost of revenues was due to the full year impact of our decision to terminate an agreement with respect to catalog sales and to handle this function in-house and due to increased merchandise costs directly resulting from the increased merchandise revenues. Gross profit as a percentage of revenues was 39% in fiscal 1998 as compared to 33% in fiscal 1997. The increase in gross profit was primarily a result of increased sales of our direct sale merchandise at our events and the full year impact of our decision to handle catalog sales in-house.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $26.1 million in fiscal 1998 as compared to $25.9 million in fiscal 1997, an increase of $0.2 million.

  Depreciation and Amortization. Depreciation and amortization expense was $1.7 million in both fiscal 1998 and fiscal 1997.

  Interest Expense. Interest expense was $2.0 million in fiscal 1998 as compared to $0.8 million in fiscal 1997. The increase of $1.2 million reflects higher borrowings related to the mortgage loan obtained in December 1997, partially offset by a decrease in borrowings under the revolving credit facility and lower average borrowing rates.

  Other Income, Net. Other income, net was $0.5 million in fiscal 1998 as compared to $0.8 million in fiscal 1997. This decrease of $0.3 million primarily reflects a one-time gain realized in fiscal 1997 from an insurance claim reimbursement relating to a transmission loss at one of our pay-per-view events.

  Provision for Income Taxes. As a Subchapter S corporation, we have had to provide only for some state and foreign income taxes as our stockholder was responsible for the payment of federal and certain state income taxes in these years. Income taxes were $0.5 million in fiscal 1998 as compared to an income tax benefit of $0.2 million in fiscal 1997, reflecting modest increases in state and foreign income taxes paid.

  Net Income (Loss). As a result of the foregoing, Subchapter S corporation net income was $8.5 million for fiscal 1998 as compared to a net loss of $6.5 million for fiscal 1997.

Liquidity and Capital Resources

  Cash flows from operating activities increased during the first quarter 2000 to $17.6 million from $3.0 million in the first quarter 1999. This improvement primarily reflects the increase in operating income that we experienced in the first quarter 2000. Working capital, consisting of current assets less current liabilities, was $12.0 million as of July 30, 1999 and $12.2 million as of July 31, 1998. Cash flows from operating activities increased during fiscal 1999 to $57.6 million from $6.3 million in fiscal 1998 and $3.6 million in fiscal 1997. This improvement primarily reflects the increase in operating income that we experienced in fiscal 1999. Working capital (deficiency) was $52.7 million, $8.3 million and $(3.9) million as of April 30, 1999, 1998 and 1997, respectively.

  Cash flows used in investing activities were for capital expenditures, which were $1.7 million in the first quarter of fiscal 2000 as compared to $0.9 million in the first quarter 1999. The increase in capital expenditures in the first quarter of fiscal 2000 was principally due to the purchase of equipment for our television and post-production facility. Cash flows used in investing activities were $14.6 million in fiscal 1999, $1.3 million in fiscal 1998 and $0.8 million in fiscal 1997. The increase in fiscal 1999 principally reflects the acquisition of a 193-room hotel and casino facility in Las Vegas, Nevada totaling $10.9 million. In addition, we made other payments related to the hotel and casino totaling $2.3 million as of July 30, 1999. We have since determined that the ownership and operation of this particular property is no longer consistent with our business objectives, and we intend to sell this property during fiscal 2000. This property is classified on the combined balance sheet as an asset held for sale. In the future, we may seek to develop branded location-based entertainment businesses directly or through licensing agreements, joint ventures or other arrangements. Capital expenditures were $3.7 million in fiscal 1999, $1.3 million in fiscal 1998, and $0.9 million in fiscal 1997. The increase in capital expenditures in fiscal 1999 was due primarily to the purchase of equipment for use in our television and post-production facility.

  Cash flows used in financing activities were $27.3 million in the first quarter of fiscal 2000 as compared to $0.7 million in the first quarter of fiscal 1999. We made Subchapter S corporation distributions to our stockholder totaling $59.1 million in the first quarter of fiscal 2000 and $0.5 million in the first quarter of fiscal 1999. The increase in Subchapter S distributions was due principally to the distribution made to Mr. McMahon on June 29, 1999, of cash in the amount of $25.5 million out of our earned and undistributed earnings which have been fully taxed at the stockholder level. In addition, we made an S distribution to Mr. McMahon in the form of an unsecured, 5% interest-bearing note due April 10, 2000 in an amount equal to the estimated income taxes payable by Mr. McMahon in respect of income taxes for fiscal 1999 estimated to be $22.0 million and for the interim period May 1, 1999 through September 30, 1999 estimated to be $10.0 million. Our actual earnings through the date of the offering could exceed those used in the calculation of the estimated federal and state income taxes payable by our stockholder thus requiring additional distributions in the form of cash or notes to our stockholder. Cash flows (used in) provided by financing activities were $(6.1) million in fiscal 1999, $2.0 million in fiscal 1998, and $(1.8) million in fiscal 1997. We made Subchapter S corporation distributions to our stockholder totaling $6.5 million in fiscal 1999, $2.2 million in fiscal 1998 and $2.4 million in fiscal 1997.

  On December 12, 1997, we entered into a mortgage loan agreement with GMAC Commercial Mortgage Corp., which was subsequently assigned to Citicorp Real Estate, Inc., under which we borrowed $12.0 million at an annual interest rate of 7.6% to be repaid in monthly installments over 15 years. This term loan is collateralized by our executive offices and production studio, both of which are located in Stamford, Connecticut. Additional collateral includes all leases, agreements and other items relating to our mortgaged property and its operation. The term loan may not be prepaid in whole or in part prior to and through December 31, 2005. Thereafter, the term loan may be prepaid in whole with the payment of a premium. As of August 20, 1999, the outstanding principal amount of the term loan was $11.3 million.

  On December 22, 1997, we entered into a $10.0 million revolving credit agreement with IBJ Schroder Business Credit Corporation that expires on December 21, 2000. Interest on outstanding amounts are calculated at the alternate base rate plus 0.5%, or at the Eurodollar rate plus 2.5%, based upon the availability of qualifying receivables which collateralize the loan. In addition to qualifying receivables, this revolving credit agreement is collateralized by our general intangible property, excluding intellectual property. As of August 20, 1999, no amounts were outstanding under the revolving portion of this credit agreement. We intend to seek modifications to our credit agreement to increase the amounts available to borrow on more favorable terms and conditions, extend the length of the term and reflect the termination of our Subchapter S corporation status. We can give no assurance that we will be able to negotiate acceptable modifications to the revolving credit agreement.

  During July 1998, we amended the revolving credit agreement to allow us to make a capital expenditure loan. Pursuant to this amendment, we borrowed $1.6 million at the IBJ swap rate plus 3% (8.9% at August 20, 1999) to be repaid in 29 monthly installments. The studio equipment purchased with the proceeds of the loan, as well as the other collateral under the revolving credit agreement, collateralizes the term loan. As of August 20, 1999, the outstanding principal amount of the loan was $0.9 million, of which $0.6 million was classified on our combined balance sheet as a current liability.

  We have entered into various contracts under the terms of which we are required to make guaranteed payments, including:

    . Performance contracts with all of our performers, some of which provide for future minimum guaranteed payments.

    . Television distribution agreements with the USA Network that provide for the payment of the greater of a fixed percentage of the revenues from the sale of television advertising time or an annual minimum payment. An agreement with respect to one hour of programming expires in September 2000, and the other agreement with this network, which covers four hours, expires in September 2001 but may be terminated earlier by either party. We have recently entered into a one year agreement with the United Paramount Network expiring in September 2000, which covers two hours of programming every week and which also provides for a minimum performance payment by us.

    . Various operating leases related to our sales offices and warehouse space.

    . Employment contracts with some of our employees, the terms of which are generally for a period of two to three years.

  For the next three fiscal years, our aggregate minimum payment obligations under these contracts, including the recent United Paramount Network commitment and the employment agreements with Vincent and Linda McMahon, are $41.3 million for fiscal 2000, $35.7 million for fiscal 2001, and $16.3 million for fiscal 2002. We anticipate that all of these obligations will be satisfied out of cash flow from operating activities.

  We believe that cash generated from operations, together with amounts available under the revolving credit agreement and net proceeds from the offering, will be sufficient to meet our working capital, capital expenditure and cash needs for our strategic investments over the next twelve months. However, during such period or thereafter, depending on the size and number of the projects and investments related to our growth strategy, we may require the issuance of debt and/or additional equity securities.

Year 2000 Readiness Disclosure

  Overview. We are currently working to eliminate the potential impact on the processing of date-sensitive information by our computer and non-information systems of dates beginning with January 1, 2000. Year 2000 issues exist when computers record years using two digits rather than four, and then use that information for arithmetic operations, comparisons or sorting. A two-digit recording program may recognize a date using "00" as 1900 rather than 2000, which could cause it or the computer on which the program is running to perform inaccurate computations or fail to operate. Year 2000 issues are not limited to computers and can also affect non-information systems, such as elevators, which use embedded technology.

  Our Year 2000 project team is composed of internal information systems, operations, finance and executive personnel as well as external information systems consultants. We began our Year 2000 compliance program during 1997 by identifying and assessing the potential impact of the Year 2000 on both our information and non-information systems.

  Our Year 2000 project team has divided our operations into the following three categories: management information systems, television programming and facilities.

    . Management information systems include all internally developed and externally acquired hardware, software, networking and communications equipment.

    . Television programming has been further subdivided into production, graphics and music. Production includes equipment used in our television studio. Graphics includes all special effects hardware and software. Music includes musical instruments and recording equipment used in our music studio.

    . Facilities covers all non-information technology systems not included in the television programming category, such as heat, ventilation and air conditioning systems, fire alarms, security systems and elevators.

  State of Readiness. We have completed the identification and assessment of all information and non-information systems that process date-sensitive information. We are testing and remediating non-compliant systems and developing contingency plans for systems that may not be Year 2000 compliant by the necessary date.

  Management Information Systems. We have either replaced or purchased upgrades to most non-compliant externally purchased software packages. Installation of most upgrades to non-compliant software has been completed. We expect all externally purchased software to be fully compliant by September 1999. All internally developed software programs have been reviewed, and the program code for non-compliant internally developed software programs has been rewritten. All internally developed and externally purchased software has been tested for compliance, and most is currently compliant. All hardware, networking and communications equipment are Year 2000 compliant.

  Television Programming. We have contacted substantially all of the manufacturers of our television production equipment. Approximately 90% of these manufacturers have responded to us. The vast majority of those responding have represented that their equipment that is used by us is Year 2000 compliant. We are in the process of upgrading some of our television production equipment as recommended by the manufacturers who have responded that their equipment is non-compliant. We have contacted substantially all of the manufacturers of our graphics equipment. We have received responses from approximately 80% of these manufacturers and are in the process of replacing non-compliant graphics equipment. All music equipment in our music studio is Year 2000 compliant.

  Facilities. We are in the process of replacing all non-information systems that are not Year 2000 compliant. We expect all non-information systems to be compliant by October 1999.

  Third Parties. We have sent Year 2000 compliance surveys to all of our significant business partners, vendors and customers. Although we have little or no control over the Year 2000 compliance efforts of these third parties, we are making an effort to determine the level of compliance of each such party. Approximately 60% have responded that they are either compliant or in the process of becoming compliant. We have focused particular attention on the Year 2000 readiness of our primary cable television network carrier, the USA Network. We have received assurances that such cable television network carrier anticipates being Year 2000 compliant. However, we cannot assure you that they will be compliant.

  Costs. As of July 30, 1999, we had spent less than $100,000 on our Year 2000 compliance program. We expect to incur additional costs of less than $100,000 to complete our compliance program, excluding the approximately $200,000 cost of a previously planned heating and air-conditioning system replacement. Such amounts include normal system upgrades and replacements. Costs specifically associated with modifying our systems for Year 2000 compliance have been expensed as incurred. Based on our assessment to date, we do not expect the remaining costs of our Year 2000 compliance program to have a material effect on our results of operations, financial position or liquidity.

  Risks. Our objective is to achieve timely and substantial Year 2000 compliance. Despite our efforts to reduce the potential negative impact of the Year 2000 problem, situations could occur that would adversely impact our business and operations. We believe that prior to January 2000 we will have addressed any Year 2000 issues affecting our internal systems. On the other hand, a reasonably likely worst case scenario is that one or more of our significant business partners, cable and network television distributors, vendors or customers will be unable to become Year 2000 compliant on a timely basis. This could negatively impact our revenues. For example, disruptions in cable television systems would seriously hinder our ability to distribute our television and pay-per-view programs. These problems would continue until alternative distribution arrangements could be made.

  Contingency Plans. We have identified alternative methods of conducting various operations and functions in the event that certain equipment or third parties are not Year 2000 compliant. These alternatives include manual processing of information, utilizing back-up equipment and identifying alternative business partners and vendors.

Seasonality

  Our operating results are not materially affected by seasonal factors; however, because we operate on a fiscal calendar, the number of pay-per-view events recorded in a given quarter may vary. In addition, revenues from our licensing and direct sale of consumer products, including through our catalogs, monthly magazines and Internet sites, may vary from period to period depending on the volume and extent of licensing agreements and marketing and promotion programs entered into during any particular period of time, as well as the commercial success of the media exposure of our characters and brand. The timing of these events as well as the continued introduction of new product offerings and revenue generating outlets can and will cause fluctuation in quarterly revenues and earnings.

Inflation

  During the past three fiscal years, inflation has not had a material effect on our business.

Recent Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value, and is effective for fiscal years beginning after June 15, 2000, which, therefore, would require us to adopt such statement on May 1, 2001. Although our involvement in derivative type instruments is limited, the adoption of this statement would require us to reflect on our balance sheet the estimated fair value of warrants that we received in connection with some license agreements. See note 14 to the combined financial statements.

  On March 31, 1999, the Financial Accounting Standards Board issued an Exposure Draft, "Accounting for Certain Transactions Involving Stock Compensation," which would apply accounting principles to stock options granted to independent contractors that are different from the accounting principles applied to stock options granted to employees. These new accounting principles would apply to all stock option awards made after December 15, 1988. In connection with the offering, we will be granting stock options to our performers to purchase in the aggregate 662,500 shares of our Class A common stock. We will account for such grants in accordance with the provisions set forth in the Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Quantitative and Qualitative Disclosures about Market Risk

  No information with respect to market risk has been included as it has not been material to our financial condition or results of operations.

                                    BUSINESS

  We are an integrated media and entertainment company, principally engaged in the development, production and marketing of television programming, pay-per-view programming and live events, and the licensing and sale of branded consumer products featuring our highly successful World Wrestling Federation brand. We have been involved in the sports entertainment business for over 20 years, and have developed the World Wrestling Federation into one of the most popular forms of entertainment today. We have experienced significant growth in many aspects of our business. We believe this growth has been driven by a series of management decisions initiated in late 1997 to reposition our business. These decisions include:

    . Expanding our story lines through the further integration of contemporary themes;

    . Increasing our focus on the continuous development of talented young performers to supplement our pool of established talent;

    . Developing additional weekly television programming and intensifying our pay-per-view marketing efforts to expand our audience;

    . Bringing the distribution of home videos and the publication and distribution of direct mail catalogs in-house;

    .  Expanding the licensing and direct sale of our branded merchandise;

    . Negotiating agreements to expand our rights to sell advertising time on our television programming; and

    . Establishing a presence on the Internet to further promote our brand, generate additional revenue streams, and provide our fans with a channel for interactive communication.

  Our objectives are to broaden our leadership position in the creation, production and promotion of our form of televised and live entertainment events and to leverage our technical and operating skills to pursue complementary entertainment-based business opportunities. Some of the key elements of our strategy are to:

    . Continue to produce high quality, branded programming, live events and consumer products for worldwide distribution;

    . Expand our existing television and pay-per-view distribution relationships and develop broader distribution arrangements for our branded programming worldwide;

    . Increase the licensing and direct sales of our branded products through our distribution channels;

    . Grow our Internet operations to further promote our brand and to develop additional sources of revenue;

    . Form strategic relationships with other media and entertainment companies to further promote our brand and our products;

    . Create new forms of entertainment and brands that complement our existing businesses, including the development of new television programming that will extend beyond our current programming, all of which will appeal to our targeted demographic market; and

    . Develop branded location-based entertainment businesses directly or through licensing agreements, joint ventures or other arrangements.

  Prior to the offering, we changed our corporate name from Titan Sports Inc. to World Wrestling Federation Entertainment, Inc. We incorporated in Delaware in 1987, and in 1988 we merged with our predecessor company, which had existed since 1980. Our two wholly-owned subsidiaries, WWF Hotel and Casino Ventures, LLC and TSI Realty Company, and our majority owned subsidiary, Titan/Shane Partnership, are immaterial to our operations and were organized for regulatory purposes only. Prior to the offering, our stockholder will contribute to us all of the stock of two affiliated companies, World Wrestling Federation Entertainment Canada, Inc. and Stephanie Music Publishing, Inc. As a result, these companies will become our wholly-owned subsidiaries.

Creative Development and Production

  We believe that we have developed the World Wrestling Federation brand into one of the most recognizable sports entertainment brands in the world. We believe our brand can be further leveraged to enhance our existing businesses by:

    . Continuing to develop creative story lines, entertaining characters, exciting live events and televised programming;

    . Recruiting, developing and maintaining a roster of highly skilled athletes who have the physical presence, acting ability and charisma to develop into popular performers;

    . Promoting our brand identity through sponsorships, licensing, marketing, advertising and other activities featuring our performers; and

    . Providing opportunities for our performers to utilize their talents in other forms of television programming and film projects.

  Our creative team, headed by Vincent McMahon, develops soap opera-like story lines employing the same techniques that are used by many successful dramatic television series. The interactions among the characters reflect a wide variety of contemporary topics, often depicting exaggerated versions of real life situations and typically containing "good versus evil" or "settling the score" themes. Story lines are usually played out in the wrestling ring, our main stage, and typically unfold on our weekly television shows and monthly pay-per-view events. Woven into the story lines is the ongoing competition for the various World Wrestling Federation Championship titles.

  In addition, our creative team develops a character for each performer. Once a character's basic traits have been formulated, we work to define and emphasize those traits through various accessories, including costumes and entrance music. We own the rights to substantially all of our characters, and we exclusively license the rights we do not own through agreements with our performers.

  Our success is, in large part, due to the continuing popularity of our performers. We currently have exclusive contracts with approximately 110 performers. Our performers are independent contractors who are highly trained and motivated and portray popular characters such as The Big Show, Kane, Mankind, The Rock, Stone Cold Steve Austin, and The Undertaker. We constantly seek to identify, recruit and develop additional performers for our business. Once recruited, established performers are immediately incorporated into our story lines while less experienced performers are invited to participate in our extensive training program. Promising candidates are often "loaned" to small regional promoters of wrestling events, allowing these new performers to hone their skills by working in front of live audiences and appearing on local television programs. The most successful and popular performers are then incorporated into our television programming and pay-per-view events where their characters are more fully developed.

Live and Televised Entertainment

  Live events, television shows and pay-per-view programming are our principal creative and production activities. Revenues from these activities were $26.9 million and $51.3 million for the three months ended July 31, 1998 and July 30, 1999, respectively, and were approximately $63.9 million, $92.6 million and $170.0 million in fiscal 1997, 1998 and 1999, respectively. See note 13 to the combined financial statements for segment information.

 Live Events

  Live events are the cornerstone of our business and provide the content for our television and pay-per-view programming. Each event is a highly theatrical production, which involves a significant degree of audience participation and employs various special effects, including lighting, pyrotechnics, powerful entrance music, and a variety of props.

  In fiscal 1999, we held approximately 200 live events in approximately 100 cities in North America, including 18 of the 20 largest metropolitan areas in the United States, as well as several international locations. The chart below illustrates some of the larger arenas throughout the world at which we have held our live events:

Metropolitan Area                      Arena                                  Capacity
-----------------                      -----                                  --------
United States
New York, New York                     Madison Square Garden                   19,588
Los Angeles, California                Arrowhead Pond of Anaheim               16,528
Chicago, Illinois                      Allstate Arena                          18,242
Philadelphia, Pennsylvania             First Union Center                      20,193
San Francisco, California              San Jose Arena                          17,447
Boston, Massachusetts                  Fleet Center                            17,948
Dallas, Texas                          Reunion Arena                           14,913
Washington, D.C.                       MCI Center                              19,109
Detroit, Michigan                      Joe Louis Arena                         15,640
Houston, Texas                         Compaq Center                           16,562
Seattle, Washington                    Key Arena                               15,661
Cleveland, Ohio                        Gund Arena                              20,698
Tampa, Florida                         Sun Dome                                10,960
Minneapolis, Minnesota                 Target Center                           18,870
Miami/Ft. Lauderdale, Florida          National Car Rental Center              20,159
Phoenix, Arizona                       America West Arena                      19,222
Pittsburgh, Pennsylvania               Pittsburgh Civic Arena                  17,780
Sacramento, California                 Arco Arena                              15,894
International
Toronto, Canada                        Skydome                                 32,155
Manchester, England                    The Manchester Evening News Arena       19,503

  During the last three years, attendance at our live events has increased dramatically, as illustrated in the chart below:

                              [CHART APPEARS HERE]

  We promote our live events through a variety of media, including television, radio, print, and the Internet. Our revenues from the live events are primarily derived from ticket sales, with prices for most live events averaging approximately $20 per ticket. At Wrestlemania, our premier event, a ringside seat, including the souvenir chair, sells for up to $400. The operator of a venue at which our live event is held typically receives a fixed fee or a percentage of the revenues from ticket and merchandise sales for use of the venue.

 Television Programming

  We are an independent producer of television programming. Relying primarily on our in-house production capabilities, we produce seven shows consisting of nine hours of original programming 52 weeks per year.

  Four of our seven television shows are carried by the USA Network, which is available in approximately 75 million households in the United States. These include our flagship two-hour production, Raw is War, and Sunday Night Heat, both of which air in prime time, and Live Wire and Superstars, post-produced "magazine" type shows that air on Saturday and Sunday mornings, and are edited with younger viewers in mind. We also produce WWF Metal and WWF Jakked, which are shown by over 120 broadcast stations across the country in syndication. Our newest show, WWF SmackDown!, which first aired in August 1999, is a two-hour prime time program on the United Paramount Network, which is available in approximately 82 million households in the United States. We voluntarily designate the suitability of each of our shows using standard television industry ratings.

  According to the Nielsen ratings, Raw is War was the number one rated regularly scheduled show on cable television for 19 consecutive weeks through June 30, 1999, achieving an average weekly rating of 6.2 for the six months ended June 30, 1999. Further, during the second quarter of fiscal 1999, Raw is War earned 26 of the top 30 hourly rankings on Nielsen's list of the most watched shows on basic cable networks. Since 1997, the popularity of Raw is War has increased significantly, as demonstrated by the consistent increase in the show's Nielsen ratings from December 1996 to June 1999. In addition, since its inception in August 1998, Sunday Night Heat has been rated among the top ten regularly scheduled cable shows, achieving an average weekly Nielsen rating of 3.9. For the USA Network, each rating point is equivalent to approximately 750,000 households. According to the Nielsen rating service, there are 1.4 viewers per household. Based on this data, Raw is War, for the six months ended June 30, 1999, averaged approximately 6.5 million viewers weekly, and Sunday Night Heat, since its inception, has averaged 4.1 million viewers weekly.

                              [CHART APPEARS HERE]

  Our brand of entertainment appeals to a wide demographic audience, and although it is principally directed to audiences aged 18 to 34, it has become particularly popular with two groups in the United States that are highly coveted by advertisers: males aged 18 to 34 and teenagers aged 12 to 17.

  We sell advertising time on our television programs to over 50 major advertisers and sponsors. Advertising time and customized sponsorship programs are sold directly by our New York and Chicago-based sales forces since we are uniquely positioned to offer comprehensive advertising programs across all of our media outlets, including our television shows, magazines, Internet sites, and various live and pay-per-view events. We believe our ability to offer our advertisers and sponsors such a comprehensive program enables us to maximize the value of the advertising time in our television programs.

  Accordingly, we negotiated a new arrangement with the USA Network pursuant to which we obtained the right to sell a substantial majority of the advertising inventory in our shows, beginning in September 1998, in exchange for our obligation to pay the network the greater of a fixed percentage of our net advertising revenues or a minimum guaranteed amount. Recently, we negotiated a similar arrangement with the United Paramount Network, pursuant to which we sell a substantial majority of the advertising inventory in WWF SmackDown!, which began airing in August 1999, in exchange for our obligation to pay the network the greater of a fixed percentage of our net advertising revenues, less production costs, or a minimum guaranteed amount.

  We also sell sponsorships designed to meet the promotional needs of advertisers. These range from presenting the Slam Of The Week, a 35-second spot that airs within our television programs, to sponsoring our annual Wrestlemania event. Through these sponsorships, we offer advertisers a full range of our promotional vehicles, including television, Internet and print advertising, arena signage, on-air announcements and special appearances by our performers. The following are some of our leading advertisers and sponsors:


AT&T              Greyhound           Miramax                 Sega
Burger King       GT Interactive      Motel 6                 Sony Playstation
Castrol           Hasbro              Nestle                  Universal
Chef Boyardee     Heinz               Nintendo                Pictures
Coca Cola         Honda               Paramount Pictures      U.S. Air Force
Fram              JVC                 Phillips Electronics    U.S. Army
Gatorade          MCI                 Quaker State            U.S. Navy
Gillette          M&M/Mars            Radio Shack             Wendy's
                                                              Western Union

  The following chart shows the growth of our net revenue from television advertising and sponsorships during the past three fiscal years:

                              [CHART APPEARS HERE]
--------
(/1/) The darker portion of the bar represents the revenues from the sale of additional advertising time made available to us under our new arrangement with the USA Network.

  Our television programs are viewed in over 150 countries in nine different languages. We edit and produce Spanish-language versions of our shows at our television studio in Stamford, Connecticut. Voice-overs in other languages are inserted by local broadcasters.

  Our state-of-the-art facility in Stamford, Connecticut, which houses our television and music recording studios and post-production operations, is staffed by 73 employees, including producers, directors, editors, cameramen, audio engineers, graphic designers, English and Spanish-speaking announcers and an administrative staff that oversees the production schedule. Our staff is augmented by freelance technicians who assist in our remote television broadcasts. We plan to expand our facility and continue to upgrade our production equipment as necessary.

 Pay-Per-View Programming

  Each pay-per-view event is a live three-hour event that we intensively market and promote through our television shows, our Internet sites, and a variety of other promotional campaigns.

  We have been pioneers in both the production and promotion of pay-per-view events, since our first pay-per-view event, Wrestlemania, in 1985. By fiscal 1996, we increased our pay-per-view offerings to 12 per year. Our events consistently rank among the pay-per-view programs achieving the highest number of buys. In fiscal 1999, we had approximately 5.4 million buys for these events. Wrestlemania XV, which aired on March 28, 1999, was one of the most subscribed pay-per-view programs ever, excluding professional boxing events, with approximately 800,000 buys. On different occasions we have used celebrities and special talent to appear in and promote our pay-per-view events.

  As illustrated below, pay-per-view buys of our events have more than doubled over the past three fiscal years, increasing from approximately 2.3 million in fiscal 1997 to approximately 2.9 million in fiscal 1998 and approximately 5.4 million in fiscal 1999.


                              [CHART APPEARS HERE]

  Our premier event, Wrestlemania, has a suggested retail price of $34.95, and each of our other 11 domestic pay-per-view events has a suggested retail price of $29.95. Consistent with industry practices, we share the revenues with the cable systems and pay a fee to Viewer's Choice, the leading distributor of pay-per-view programming in the United States.

  Currently, pay-per-view is available to approximately 33 million cable subscribers in the United States, or approximately 40% of total cable subscribers. Viewer's Choice has the capacity to distribute our pay-per-view broadcasts to approximately 29 million cable subscribers. We use other distribution channels to reach the balance of such cable subscribers in the United States. We also have arrangements with DIRECTV and a growing number of other satellite distributors to further increase the potential subscriber base of our pay-per-view events.

Branded Merchandise

  We offer a wide variety of branded retail merchandise through both a well-developed domestic and international licensing program and a comprehensive direct sales effort. We and our licensees market this merchandise through a variety of distribution channels, including mass market and specialty retailers, concession stands at our live events, and our television programs, Internet sites, magazines and direct mail catalogs.

  Our revenues from the sale of our branded merchandise were approximately $12.1 million and $24.9 million for the three months ended July 31, 1998 and July 30, 1999, respectively, and $18.0 million, $33.6 million and $81.5 million in fiscal 1997, 1998 and 1999, respectively. See note 13 to the combined financial statements for segment information.

 Licensing and Direct Sales

  We have a well-developed domestic and international licensing program using our World Wrestling Federation mark and logo, copyrighted works and characters on thousands of retail products, including toys, video games, apparel, and a wide assortment of other items. As part of our strategic repositioning in 1997, we began to aggressively expand the number of licensees from less than 50 to approximately 85. In all of our licensing agreements, we retain creative approval over the design, packaging and location of, and the promotional material associated with, all licensed products to maintain the distinctive style, look and quality of our intellectual property and brand. Our licensing agreements provide that we receive a percentage of the wholesale revenues as a royalty and require minimum guarantees with periodic advances. In addition to our in-house staff, we contract with outside agents to identify, develop and monitor our licensing arrangements. In fiscal 1999, estimated retail revenues from the sale of our branded merchandise through our licensees was approximately $400 million. In addition, we have licensed our brand to a third party to operate theme restaurants. The first such restaurant is expected to open in New York City in late 1999.

  Our direct merchandise operations consist of the design, marketing and sale of various products, such as shirts, caps and other items, all of which feature our characters or our World Wrestling Federation logo. All of these products are designed by our in-house creative staff and manufactured by third parties. The merchandise is sold at our live events under arrangements with the arenas, which receive a percentage of the revenues. Our merchandise is also sold through internally developed catalogs, which are distributed periodically as part of WWF Magazine and RAW Magazine. We also sell merchandise on a direct basis via our television shows and our wwfshopzone.com Internet site.

 Home Video

  We own and continue to amass a video library containing thousands of hours of programming from our pay-per-view events and our television shows dating back to the 1970s. Beginning in the mid-1980s, this library was used in the production and sale of home videos by a licensee. In 1998, we began to produce and market home videos in-house. In addition to producing videos from our library footage, we create new videos utilizing original footage produced specifically for this purpose. We create master tapes and contract with a third party to duplicate and distribute the videos to retailers nationwide, such as Blockbuster Video, Wal-Mart and Target. Our videos are sold at retail sales prices ranging from $14.95 to $19.95.

  Unit sales for our first full fiscal year of in-house operations were approximately 2.5 million units. Our home video revenues are derived from sales through approximately 30 unaffiliated distributors and/or direct customers. According to Billboard Magazine, seven of our home videos ranked among the top 10 best selling home videos in the "Sports" category as of August 28, 1999.

 Music

  Music is an integral part of the entertainment experience at our live events and on our television programs. We compose and record theme songs tailored to our characters in our recording studio in Stamford, Connecticut. We and a third-party music publisher own the rights to this music. A third party manufactures and distributes CDs of our music to retailers nationwide, such as Tower Records, Best Buy, Target and Circuit City.

  To date, we have compiled four collections of our music for distribution. Our most recent music compilation, World Wrestling Federation--The Music Volume III, achieved platinum status and reached number 10 on the Billboard 200, selling approximately 1.4 million units as of June 30, 1999.

 Publishing

  Our publishing operations consist primarily of two monthly magazines, WWF Magazine and RAW Magazine, which are used to help shape and complement our story lines in our television programs and at our live events. We also include our direct marketing catalog in our magazines on a quarterly basis. The magazines include color photographs taken at recent live events, biographies and features of our performers, and human interest articles. Our newsstand and subscription circulations approximated 3.7 million and 2.1 million, respectively, in fiscal 1999.

  Our in-house publishing and editorial departments prepare all of the editorial content and use outside contractors to print and distribute the magazines to subscribers and newsstands. The magazines target different market demographics, with WWF Magazine aimed towards the younger 12 to 16 year old group and RAW Magazine towards readers over 16 years old. Given the nature of the content in RAW Magazine, we include a notation on the cover that the magazine may not be suitable for readers under 16 years old.

 New Media

  We utilize the Internet to promote our brand, create a community experience among our fans, and market and distribute our various products. Through our network of Internet sites, our fans can purchase our branded merchandise on-line, obtain our latest news and information, including content that is accessible only on-line, stay abreast of our evolving story lines, tap into interactive chat rooms to communicate with each other and our performers, and experience archived video and audio clips of performers and previous media events. We also offer users the ability to purchase our webcast pay-per-view events. We promote wwf.com on our televised programming, at our live events, in our two monthly magazines and in substantially all of our marketing and promotional materials. In addition to wwf.com, our network of sites includes wwfshopzone.com, stonecold.com and wwfdivas.com.

  Our desirable demographics, combined with the volume of traffic on our network of Internet sites, enable us to attract prospective advertisers for our web sites. Advertising on our network of sites is priced on a cost per million basis determined by page impressions and is primarily sold by us. We continue to build our Internet advertising sales force which will work with our television advertising sales force to market our sites to current and prospective advertisers.

  In June 1999, our main site, wwf.com, generated approximately 100 million page views, and, according to Media Metrix, we had approximately 1,581,000 visitors, who spent an average of 13.8 minutes on our site during the month. We were the fourth ranked sports-only web site among all audiences, behind ESPN, SportsLineUSA and CNNSI; and among males aged 12 to 17, we were the third ranked entertainment and news information web site. Our Internet presence has been expanding at a rapid rate. We have experienced a significant increase in the number of people visiting our sites and purchasing our products via the Internet. The following table demonstrates the rapid growth of our Internet operations over the past year:

                                                        June 1998   June 1999
                                                       ----------- ------------
   Visitors...........................................     401,000    1,581,000
   Page Views.........................................  13,700,000  100,027,000
   Merchandise Sales.................................. $   156,900 $    206,600
   Number of Registered Users.........................      14,000      489,000

  We intend to expand our new media operations to leverage our brand and create multiple revenue streams for future growth.

Competition

  In our sports entertainment market, we compete on a national basis primarily with WCW. We compete with WCW in all aspects of our business, including viewership, access to arenas, the sale and licensing of branded merchandise and distribution channels for our televised programs. We also directly compete to find, hire and retain talented performers. WCW has substantially greater financial resources than we do and is affiliated with television cable networks on which WCW's programs are aired. Notwithstanding, we believe that our sports entertainment product is highly differentiated from those of our competitors by our creative capabilities, production values, character development, and story lines. Other sources of competition in our sports entertainment market are regional promoters of wrestling events.

  We also compete for entertainment and advertising dollars with professional and college sports and with other entertainment and leisure activities. We face competition from professional and college baseball, basketball, hockey and football, among other activities, in most cities in which we hold live events. We also compete for attendance, broadcast audiences and advertising revenue with a wide range of alternative entertainment and leisure activities.

Trademarks and Copyrights

  We have a portfolio of approximately 900 registered and pending trademarks and service marks worldwide and maintain a catalog of approximately 5,000 registered copyrights on all of our merchandise containing artwork, including photographs, magazines, videos and apparel art. The focus of our registration effort is to register marks and works which embody our trademarked and copyrighted characters portrayed by our performers and which encompass images, likenesses or names of these characters, commonly referred to as their trade dress. On an annual basis, we register approximately 1,000 copyrights, trademarks and service marks covering all of the merchandise, publications, home videos, programming and characters featured in our story lines. We have the right to use the initials "WWF" as a servicemark and trademark for our sports entertainment services. In 1994, we entered into an agreement with an unaffiliated third party, a nonprofit environmental conservation organization, that sets forth limitations with respect to our use of these initials domestically and internationally. This agreement did permit our use of the then-current World Wrestling Federation logo anywhere in the world. Our current World Wrestling Federation logo contains the initials "WWF" in a highly-stylized way and is a separate and independently recognized commercial impression, which we believe is not restricted by this agreement. Additionally, we currently own over 60 Internet Web domain names and have a network of developed sites, which contribute to the exploitation of our trademarks and service marks worldwide.

  We vigorously enforce our intellectual property rights by, among other things, searching the Internet to ascertain unauthorized use of our intellectual property, seizing goods at our live events that feature unauthorized use of our intellectual property and seeking restraining orders in court against any individual or entity infringing on our intellectual property rights.

Employees

  As of August 20, 1999, we had 295 full-time employees, none of whom were represented by a union. Of that total, 112 were primarily engaged in organizing and producing live performances and television and pay-per-view shows, 47 were primarily engaged in licensing, merchandising and consumer product sales, and 136 were primarily engaged in management and administration. Our in-house production staff is supplemented with contract personnel on an as-needed basis. We believe that our relationships with our employees are generally satisfactory.

Performers

  We have exclusive contracts with approximately 110 performers, ranging from development contracts with prospective performers to long-term guaranteed contracts with established performers. Our performers are independent contractors, whose contracts with us vary depending upon a number of factors, including the individual's popularity with our audience, his or her skill level, his or her prior experience and our needs. Our performers share in a portion of the revenues that we receive. We believe that our relationships with our performers are generally satisfactory.

  With limited exceptions, we retain all proprietary rights in perpetuity to any intellectual property that is developed in connection with the characters portrayed by our performers. This includes the character and any associated costumes, names, props, story lines and merchandise.

Properties

  We maintain our executive offices, television and music recording studios, post-production operations and warehouses at locations in or near Stamford, Connecticut, and sales offices in New York, Chicago, and Toronto, Canada.

  We own the buildings in which our executive and administrative offices, our television and music recording studios and our post-production operations are located. We lease space for our sales offices and warehouse facilities. While we believe that our facilities are adequate for our current needs, over the next two years we plan to expand our studios, as necessary and, as a matter of policy, will continue to invest in new equipment in order to maintain our state-of-the-art facility.

  Our principal properties consist of the following:

                                                             Expiration Date
Facility (1)        Location        Square Feet Owned/Leased   of Lease
------------        --------        ----------- ------------ ---------------
Executive offices   Stamford, CT    114,300     Owned            --
Production studios  Stamford, CT     39,900(2)  Owned            --
Sales office        New York, NY    7,977       Leased       July 15, 2008
Sales office        Toronto, Canada 3,311       Leased       April 30, 2004
Sales office        Chicago, IL     347         Leased       April 30, 2000
Warehouse           Trumbull, CT    7,900       Leased       Month-to-Month(3)

--------
(1) Does not include our 193-room hotel and casino in Las Vegas, Nevada, which we intend to sell during fiscal 2000. See note 4 to combined financial statements.
(2) Excluding 138,000 square feet of parking space adjacent to the production facilities.
(3) We have entered into a lease for expanded warehouse space, which will replace this warehouse lease. The new lease will commence when construction of the new warehouse space is completed and expire five years thereafter.

  In addition, we own a daycare facility in Stamford, Connecticut on property adjacent to our production facilities, which originally offered child care services only to our employees but is now also open to the public.

The licensing and operation of this facility is fully managed by a third-party contractor. However, we have the responsibility to obtain the required licenses and to ensure that the facility meets health, safety, fire and building codes.

Regulation

 Live Events

  In certain states in the United States we are required to comply with regulations of state athletic commissions and other applicable regulatory agencies in order to promote and conduct our live entertainment. Twenty-four states require that we obtain a promoter's license, which is a corporate license necessary for us to promote our live events and is granted to us on an annual basis. Twenty-one states require our performers and referees to obtain a performer's license, which is an individual license necessary for our performers and referees to perform at our live events and is granted to them on an annual basis. Five states require that our performers maintain a medical license, which entails an annual physical examination. In addition to the annual licenses that certain states require, ten states require that we obtain a permit for each event that we hold. We are also subject to the regulations of athletic commissions in certain Canadian provinces. These commissions require that we obtain promoter's licenses and medical licenses for our performers. We are in substantial compliance with all applicable state and local regulations.

 Television Programming

  The production and distribution of television programming by independent producers is not directly regulated by the federal or state governments, but the marketplace for television programming in the United States is substantially affected by regulations of the Federal Communications Commission applicable to television stations, television networks and cable television systems and channels. We voluntarily designate the suitability of each of our television shows using standard industry ratings, such as PG (L,V) or TV14.

 Other

  Currently we own a 193-room hotel in Las Vegas, Nevada, which is subject to applicable regulatory requirements. In addition, we own a daycare facility in Stamford, Connecticut operated by a third party, which is subject to applicable state regulatory requirements.

Legal Proceedings

  On May 13, 1991, William R. Eadie, a former professional wrestler who had been one of our performers, filed a lawsuit in state court in Wisconsin against us and Mr. McMahon. The case was removed to the United States District Court for the District of Connecticut on August 7, 1991. The suit alleges that we breached a verbal agreement to compensate Eadie for the use of his ideas in connection with a wrestling tag team called "Demolition" and to employ him for life. Plaintiff is seeking $6.5 million in compensatory damages and unspecified punitive damages. We have denied any liability and are vigorously contesting this action. In a similar action filed against us on April 10, 1992 in the United States District Court for the District of Connecticut, Randy Colley, a former professional wrestler who had been one of our performers, also alleges that we breached an agreement to compensate him for disclosing his idea for a wrestling tag team called "Demolition." He is seeking unspecified compensatory and punitive damages. We have denied any liability and are vigorously defending this action. Colley's claims were consolidated for trial with those of Eadie in the action described above. We believe that both plaintiffs' claims are without merit. On May 20, 1998, a magistrate judge ruled that the plaintiffs' expert on damages could not testify at trial. Thereafter, the plaintiffs engaged a second expert on damages, whose report was filed on August 31, 1999. Discovery has not been completed, and no trial date has been scheduled. We believe that an unfavorable outcome in these actions may have a material adverse effect on our financial condition, results of operations or prospects.

  On August 28, 1996, James Hellwig, a former professional wrestler who had been one of our performers, filed a suit against us in state court in Arizona alleging breach of two separate service contracts, defamation and unauthorized use of servicemarks and trademarks allegedly owned by him. Hellwig is also seeking a declaration that he owns the characters, Ultimate Warrior and Warrior, which he portrayed as a performer under contract with us. Pursuant to mandatory disclosure requirements filed with the court, Hellwig stated that he is seeking approximately $10.0 million in compensatory damages and $5.0 million in punitive damages, or such other amount as may be determined by the court or jury. We have denied all liability and are vigorously defending this action. We believe that Hellwig's claims are without merit. We have asserted counterclaims against him for breach of his service contracts and seek rescission of an agreement by which we transferred ownership of the servicemarks to him. In addition, we filed a separate action in federal district court in Connecticut on March 11, 1998, seeking a declaration that we own the characters, Warrior and Ultimate Warrior, under both contract and copyright law. Hellwig's motion to dismiss the federal case was denied, and we have since moved for summary judgment in the federal proceeding. In the state court proceeding in Arizona, on June 3, 1999, we moved for summary judgment on the two contract claims, the defamation claim, and the other claims of the plaintiff. On September 7, 1999, the Arizona court issued a summary judgment decision in our favor on Hellwig's defamation claim. Hellwig had sought $100,000 in compensatory damages and $5.0 million in punitive damages on this claim. The Arizona court also granted our motion for summary judgment on Hellwig's claim for $4.0 million in damages for his failed business ventures. The court ruled Hellwig could not properly claim damages for his failed business ventures because we made no contractual commitment to fund his failed business ventures. Further, the court denied our summary judgment motion with respect to Hellwig's breach of the 1996 contract and at this time has not ruled upon our fourth summary judgment motion with respect to Hellwig's breach of the 1992 contract. We intend to move for summary judgment regarding Hellwig's royalty claims on our sale of videos and merchandise. We believe that the ultimate liability resulting from this suit, if any, will not have a material adverse effect on our financial condition or results of operations.

  On June 21, 1996, we filed an action against WCW and Turner Broadcasting Systems, Inc. in the United States District Court for the District of Connecticut, alleging unfair competition and infringement of our copyrights, servicemarks and trademarks with respect to two characters owned by us. We claim that WCW, which contracted with two professional wrestlers who previously had performed under contract for us in the character roles of Razor Ramon and Diesel, misappropriated those characters in WCW's programming and misrepresented the reason that these former World Wrestling Federation professional wrestlers were appearing on WCW programming. During discovery proceedings, which were completed on October 16, 1998, WCW was twice sanctioned by the court for failure to comply with the court's discovery orders. We are seeking damages in the form of revenue disgorgement from WCW and have submitted expert reports supporting our claim for substantial money damages. WCW and TBS have denied any liability.

  On May 18, 1998, WCW filed an action against us in the United States District Court for the District of Connecticut and immediately moved to consolidate this action with our pending action against WCW and TBS described above. WCW alleges that we diluted various marks owned by and/or licensed to WCW by disparaging those marks and also claims that we engaged in unfair competition when we aired our "Flashback" series of past World Wrestling Federation performances on USA Network without disclosing that some of the performers, at the time the series was subsequently broadcast, were then affiliated with WCW. We have denied any liability and are vigorously defending against this action. We have filed a counterclaim for abuse of process, which WCW has moved to dismiss. Discovery is ongoing, and we intend to move for summary judgment when discovery is concluded. We believe that WCW's claims are without merit. WCW has yet to state a claim for damages. We believe that the ultimate liability resulting from such proceeding, if any, will not have a material adverse effect on our financial condition, results of operations or prospects.

  In addition, on December 11, 1998, WCW filed a suit against us in state court in Georgia alleging that we had breached an existing contract between us and High Road Productions, Inc., a film distribution company, and thereby allegedly interfered with a potential contract between High Road and WCW. WCW seeks unspecified money damages. We have denied all liability, believe that WCW's claims are without merit, and are vigorously defending against the suit. On April 2, 1999, we moved to dismiss and for judgment on the pleadings on the grounds that WCW's complaint fails to state a claim for tortious interference with business relations as a matter of Georgia law. A hearing on the motion was held on July 14, 1999, and on August 6, 1999, the judge granted our motion and dismissed WCW's case.

  On June 15, 1999, members of the family of Owen Hart, a professional wrestler performing under contract with us, filed suit in state court in Missouri against us, Vincent and Linda McMahon and nine other defendants, including the manufacturer of the rigging equipment involved, individual equipment riggers and the arena operator, as a result of the death of Owen Hart during a pay-per-view event at Kemper Arena in Kansas City, Missouri on May 23, 1999. The specific allegations against us include the failure to use ordinary care to provide proper equipment and personnel for the safety of Owen Hart, the failure to take special precautions when conducting an inherently dangerous activity, endangerment and the failure to warn, vicarious liability for the negligence of the named individual defendants, the failure to properly train and supervise, and the provision of dangerous and unsafe equipment. Plaintiffs seek compensatory and punitive damages in unspecified amounts. On September 1, 1999, we filed our answer, affirmative defenses and cross-claims, denying any liability for negligence and other claims asserted against us. We believe that we have meritorious defenses and intend to defend vigorously against the suit. On October 1, 1999, we filed a complaint in the United States District Court for the District of Connecticut. We are principally seeking a declaratory judgment with respect to the enforceability of contractual defenses, forum selection clauses, and other provisions of Owen Hart's contract with us. The defendants have not yet filed an answer. We believe that an unfavorable outcome of this suit may have a material adverse effect on our financial condition, results of operations or prospects.

  On September 16, 1999, Nicole Bass, a professional wrestler affiliated with us, filed an action in the United States District Court for the Eastern District of New York alleging sexual harassment under New York law, civil assault and intentional infliction of emotional distress. Bass seeks $20.0 million in compensatory damages and $100.0 million in punitive damages. We have not been formally served with the complaint and have not conducted an extensive investigation of the allegations in the complaint. We believe that the claims are without merit and intend to vigorously defend against this action. Based on our preliminary review of the allegations and the underlying facts as we understand them, we do not believe that an unfavorable outcome in this action will have a material adverse effect on our financial condition or results of operations.

  We are not currently a party to any other material legal proceedings. However, we are involved in several other suits and claims in the ordinary course of business, and we may from time to time become a party to other legal proceedings arising in the ordinary course of doing business.

                                   MANAGEMENT

Directors and Executive Officers

  The following sets forth, as of July 30, 1999, the names, ages and positions of our directors and executive officers. Following the offering, our board of directors intends to select at least two people who are not our employees to serve as directors.

   Name                  Age                            Position
   ----                  ---                            --------
Vincent K. McMahon......  53 Chairman of the Board of Directors
Linda E. McMahon........  50 President and Chief Executive Officer, Director
August J. Liguori.......  47 Executive Vice President and Chief Financial Officer, Director

  Set forth below is certain biographical information about our executive officers and directors:

  Vincent K. McMahon is our co-founder and has served as the Chairman of our Board of Directors and the boards of directors of our predecessor entities since 1980. From 1971 to 1979, Mr. McMahon worked at Capitol Wrestling Corporation, an enterprise owned by his father, and assisted in the growth of that company's television programming syndication business. Mr. McMahon and his wife, Linda McMahon, founded our predecessor company in 1980 and in 1982 purchased Capitol Wrestling Corporation.

  Linda E. McMahon is our co-founder, has served on our Board of Directors since our inception, and has served as our President since May 1993 and Chief Executive Officer since May 1997. In this role, Mrs. McMahon oversees our daily business operations and the development of our technical and administrative functions. Mrs. McMahon and her husband, Vincent McMahon, founded our predecessor company in 1980 and in 1982 purchased Capitol Wrestling Corporation.

  August J. Liguori has served as our Executive Vice President, Chief Financial Officer and Treasurer since he joined our company in September 1998. Mr. Liguori has more than 25 years of experience as a senior manager and financial executive for various entertainment companies. From 1996 to 1997, he served as the vice president/finance and chief accounting officer of Marvel Entertainment Group, Inc., and served as its executive vice president and chief financial officer from 1997 to 1998. Marvel filed a voluntary petition for bankruptcy protection under Chapter 11 of the federal bankruptcy laws in December 1996. From 1986 to 1996 he was employed by Atari Corporation, serving as chief financial officer and a member of the board of directors and executive committee from 1991 to 1996.

Key Employees

  The following sets forth, as of July 30, 1999, the names, ages and positions of our key employees:

  Name                   Age                          Position
  ----                   ---                          --------
James K. Bell...........  44 Senior Vice President--Licensing and Merchandising
James E. Byrne..........  41 Senior Vice President--Marketing
Ed Cohen................  43 Senior Vice President--Event Booking and Operations
Kevin Dunn..............  39 Executive Producer
Edward L. Kaufman.......  40 Senior Vice President and General Counsel
Shane McMahon...........  29 President--New Media
James W. Ross...........  47 Senior Vice President--Talent Relations
James A. Rothschild.....  38 Senior Vice President--North American Sales
Frank G. Serpe..........  54 Senior Vice President--Finance and Chief Accounting Officer

  Set forth below is certain biographical information about our key employees:

  James K. Bell has served as our Senior Vice President of Licensing and Merchandise since October 1996. Since he joined us in March 1995, he has also served as our Vice President of Pay-Per-View and Television Marketing and our Director of Domestic Licensing. Prior to joining us, Mr. Bell served as Vice President of Marketing and Licensing for Rabbit Ears Productions from 1991 to 1996. Prior to that, he was Vice-President of Licensing and Merchandising for the New Jersey Devils and was Director of Licensing and Marketing Worldwide for Jim Henson Productions, Inc.

  Ed Cohen has served as our Senior Vice President of Event Booking & Operations since November 1994. He is responsible for routing, negotiating and booking domestic and international arenas for our live events and oversees the marketing of our live events. Previously, Mr. Cohen served as our Vice President of Arena Booking from September 1987. Mr. Cohen has served in a variety of capacities in our arena booking department, including event coordinator, since he joined us in June 1982.

  James E. Byrne has served as our Senior Vice President of Marketing since September 1998. Prior to joining us, Mr. Byrne was the Vice President of Marketing at The Carsey-Werner Company, LLC, a situation comedy program supplier to the major networks from 1996 to 1998. Mr. Byrne served as the Vice President of Marketing for Fruit of the Loom, Ltd. from 1990 to 1996. Prior to that, he was involved in the marketing of consumer products for The Walt Disney Company. Mr. Byrne has over 18 years of experience in consumer marketing and publicity.

  Kevin Dunn has served as our Executive Producer for both domestic and international programming since 1993. Mr. Dunn is instrumental in the production of our nine hours of weekly television programming and our monthly pay-per-view events. In the ten years prior to his promotion to Executive Producer in 1993, Mr. Dunn held various key positions in our television production department.

  Edward L. Kaufman has served as our Senior Vice President and General Counsel since March 1998. Prior to that he served as our Vice President and General Counsel from January 1997. Prior to joining us, Mr. Kaufman was the Director of Business and Legal Affairs at Hanna Barbera, Inc. from July 1995 to December 1996. He previously served as the Director of Organization and Management Resources (Labor Relations) for NBC, Inc. Mr. Kaufman has 15 years of legal experience, including six years in private practice, since his graduation from Stanford Law School in 1984.

  Shane McMahon, the son of Vincent and Linda McMahon, represents the fourth generation of his family to be involved in the sports entertainment business. He has served as President of our new media operations since July 1998. He served as an account executive in our sales department from April 1996 to July 1998 and as an associate producer in our television production department since joining us in February 1994. Mr. McMahon is an important member of our cast of performers and is also instrumental in the creation, development and promotion of our form of entertainment.

  James W. Ross has served as our Senior Vice President of Talent Relations and Wrestling Administration since June 30, 1997. He is responsible for the overall administration of our performer roster. Mr. Ross is also an important member of our cast of performers, serving as the play-by-play ring announcer for our Raw is War and pay-per-view events. Since October 1996, he has served as our Vice President of Wrestling Promotions and an announcer for our events. Prior to that he served as an announcer and creative consultant from 1993 through 1995. Mr. Ross has over 25 years of experience in the sports entertainment business and has held various key positions in the industry, including Vice President of Broadcasting for World Championship Wrestling.

  James Alan Rothschild has served as our Senior Vice President of North American Sales since 1998. He currently leads our television advertising sales division, which has offices located in New York, Chicago and Toronto, Canada. Mr. Rothschild served as our Vice-President of Television Sales and Advertising from 1996 to 1998 and Director of Television Sales since he joined us in 1994. He has over 15 years of experience in advertising sales and marketing, working for such other companies as AT&T Corporation and Maclean Hunter Publishing Limited.

  Frank G. Serpe, CPA, has served as our Senior Vice President since May 1996 and as our Chief Accounting Officer since September 1998. Prior to that Mr. Serpe served as our Vice President of Finance and Controller from the time that he joined us in November 1986. Prior to joining us, Mr. Serpe worked for CBS, Inc. where he held various positions, including Controller of CBS Software and Director of Financial Reporting in the Consumer Magazine division of CBS, Inc. Mr. Serpe has over 30 years of experience in accounting and finance, including nine years in public accounting.

Composition of our Board and Committees

  After the offering, our board of directors will have at least five members, including at least two directors who are not employees. The board of directors will have three committees: an audit committee, a compensation committee and an executive committee.

  The audit committee will consist of at least two independent directors who will be selected by our board of directors following the offering. It will be responsible for: choosing the firm to be appointed as independent accountants to audit our financial statements and to perform services related to the audit; reviewing the scope and results of the audit with those independent accountants; reviewing with management and the independent accountants our year-end operating results; evaluating the adequacy of our internal accounting and control procedures; and reviewing the non-audit services to be performed by our independent accountants, if any, and considering the effect of such performance on their independence.

  The compensation committee will consist of Vincent McMahon and at least two independent directors. It will be responsible for the design, review, recommendation and approval of compensation arrangements for directors and executive officers, for the approval of such arrangements for our key employees, and for the administration of our long-term incentive plan, including the approval of grants under such plan to consultants and other non-employees.

  The executive committee will consist of Vincent McMahon, Linda McMahon and August Liguori, with Vincent McMahon serving as chair. It will be responsible for the management of our business and affairs, and may exercise all of the powers and authority of the board of directors in connection therewith, to the extent permitted by the Delaware General Corporation Law.

Outside Director Compensation

  Each director of ours who is not our employee will be entitled to receive an annual director's fee of $25,000. Each non-employee director will be entitled to receive $500 for each meeting of our board of directors or a committee thereof that he or she attends and reimbursement for his or her related expenses. In addition, we intend to grant options in respect of 25,000 shares to each non-employee director.

Executive Compensation

  The information set forth below describes the components of the total compensation of our three executive officers for fiscal 1999, including our chief executive officer. The principal components of the cash compensation of these individuals has been their annual base salaries and bonuses.

                           Summary Compensation Table

                                    Annual Compensation     Long-Term Compensation Awards
                                    ---------------------  -------------------------------
                                                             Securities
                             Fiscal                          Underlying       All Other
Name and Principal Position   Year  Salary($)   Bonus($)   Options/SARs(#) Compensation($)
---------------------------  ------ ----------  ---------  --------------- ---------------
Vincent K. McMahon,.....      1999      250,000        --        --           46,557(2)
 Chairman(1)
Linda E. McMahon,.......      1999      190,000        --        --            1,549(4)
 President and Chief
 Executive Officer(3)
August J. Liguori,......      1999      227,500     50,000       --            1,615(4)
 Executive Vice
 President and Chief
 Financial Officer(5)

--------
(1) Prior to the closing of the offering, Mr. McMahon will enter into an employment agreement providing for an annual base salary of $1.0 million and a performance bonus of up to 100% of base salary based on the attainment of performance goals. See "--Employment Agreements." Since July 1, 1999, Mr. McMahon has been paid on a basis consistent with the terms of the employment agreement. In fiscal 1999, as our stockholder, Mr. McMahon received Subchapter S corporation distributions for income tax and other purposes of approximately $6.5 million. On June 29, 1999, we distributed to Mr. McMahon cash in the amount of $25.5 million out of our earned and undistributed earnings, which have been fully taxed at the stockholder level. In addition, we made a Subchapter S corporation distribution to Mr. McMahon in the form of an unsecured, 5% interest-bearing note due April 10, 2000 in an amount equal to the estimated income taxes payable by him in respect of our income for fiscal 1999 estimated to be $22.0 million and for the interim period May 1, 1999 through September 30, 1999 estimated to be $10.0 million. Our actual earnings through the date of the offering could exceed those used in the calculation of the estimated federal and state income taxes payable by our stockholder thus requiring additional distributions in the form of cash or notes to our stockholder. See "Reclassification of Stock and Prior Subchapter S Corporation Status."
(2) Includes payments on Mr. McMahon's behalf for additional medical insurance, auto insurance and group term life insurance and the employer matching contribution for our 401(k) plan.
(3) Prior to the closing of the offering, Mrs. McMahon will enter into an employment agreement providing for an annual base salary of $750,000 and a performance bonus of up to 100% of base salary based on the attainment of performance goals. See "--Employment Agreements." Since July 1, 1999, Mrs. McMahon has been paid on a basis consistent with the terms of the employment agreement.
(4) Consists of the employer matching contribution for our 401(k) plan.
(5) Mr. Liguori commenced employment with us on September 1, 1998.

Employment Agreements

  Prior to the closing of the offering, Vincent McMahon and Linda McMahon will be employed by us under separate employment agreements. Mr. McMahon's agreement is for a term of seven years, and Mrs. McMahon's agreement is for a term of four years. The term of each agreement will automatically extend for successive one-year periods unless either party gives notice of non-extension at least 12 months, but no more than 18 months, prior to the then-applicable expiration date. Mr. McMahon's agreement provides for his employment as our Chairman at a base salary of $1.0 million per year. Mrs. McMahon's agreement provides for her employment as our President and Chief Executive Officer at a base salary of $750,000 per year. Mr. and Mrs. McMahon are each entitled to an annual bonus of up to 100% of base salary based upon the attainment of performance goals and to participate in our various employee benefit plans and programs.

  Under the employment agreements with Mr. and Mrs. McMahon, in the event we terminate either executive's employment other than for cause, death or disability, or if the executive terminates his or her employment for good reason, or if the executive terminates his or her employment for any reason within the 90-day period beginning six months after the occurrence of a change in control, we are obligated to pay to the executive compensation and benefits that are accrued but unpaid at the date of termination, plus a lump sum cash amount equal to the amount of the executive's base salary and bonus for the greater of the balance of the contract term or two years and to continue his or her benefit plan participation for such period. If Mr. or Mrs. McMahon dies during the term of his or her agreement, we are obligated to pay to the executive's estate compensation and benefits that are accrued but unpaid as of the date of the executive's death, plus a lump sum amount equal to the amount of the executive's base salary and bonus for two years. If we terminate Mr. or Mrs. McMahon's employment for cause, if either executive resigns without good reason, or if either executive's employment is terminated due to the executive's disability, we are obligated to pay to the executive compensation and benefits accrued but unpaid as of the date of termination. If either Mr. or Mrs. McMahon becomes subject to any change in control excise taxes, we will be obligated to provide such executive a "gross-up" bonus sufficient, on an after-tax basis, to cover any such excise taxes. In addition, the employment agreements of Mr. and Mrs. McMahon contain covenants intended to protect our confidential information and trade secrets as well as non-compete and non-solicitation covenants that, among other things, prohibit each executive from competing with us in professional wrestling and our other core businesses during employment and for a period of one year after termination other than a resignation within a period of time following a change in control, as described above.

  In August 1998, we entered into an employment agreement with Mr. Liguori, which expires on August 31, 2001. Pursuant to his agreement, Mr. Liguori received a signing bonus of $50,000 and is entitled to:

  (1) an annual base salary of $350,000;

  (2) bonus payments of at least $175,000 on or before June 1 of each year during the term of his agreement;

  (3) bonus payments of at least $150,000 on or before September 1, 1999, December 1, 1999, March 1, 2000, September 1, 2000, December 1, 2000 and March 1, 2001; and

  (4) a payment on or before August 31, 2001 of $475,000 less any discretionary bonuses previously paid by us to Mr. Liguori and less any contributions made by us on Mr. Liguori's behalf to any 401(k) or profit sharing plan.

  In addition, we have agreed to reimburse Mr. Liguori for any reasonable and necessary expenses incurred in the performance of his duties. We may terminate the agreement at any time for cause. We may also terminate the agreement at any time in our discretion, provided that we make severance payments to Mr. Liguori, which, if such termination occurs on or following September 1, 1999, shall be in the form of (a) a payment in an amount equal to $83,333 multiplied by the number of months Mr. Liguori was actually employed by us, less amounts previously paid by us to Mr. Liguori and (b) six months severance pay at the rate of $29,166 per month, which shall cease if Mr. Liguori secures other employment during such period. In the event of Mr. Liguori's death during the term of the agreement, we have agreed to pay Mr. Liguori's heirs an amount equal to $83,333 multiplied by the number of months Mr. Liguori was actually employed by us, less any amounts previously paid by us to Mr. Liguori. Finally, Mr. Liguori's agreement provides that, in the event that any person other than a member of the family of or heir of Mr. McMahon or Mrs. McMahon acquires control of a majority of our assets, Mr. Liguori will be entitled to receive $3.0 million, less any amounts previously paid to him by us. In addition, our agreement with Mr. Liguori contains a covenant to protect our confidential information and a covenant that prohibits Mr. Liguori from competing with us in the professional wrestling business during employment and for one year after termination.

Long-Term Incentive Plan

  Upon the closing of the offering, our 1999 Long-Term Incentive Plan, will become effective. It was established to assist us in attracting and retaining key employees, directors, consultants and performers and to act as an incentive for those individuals to help us achieve our corporate objectives. An initial reserve of 10,000,050 shares of Class A common stock has been authorized for issuance under the 1999 Long-Term Incentive Plan. We expect to file a registration statement on Form S-8 with respect to the 1999 Long-Term Incentive Plan after the offering.

  The compensation committee of the board of directors will administer the 1999 Long-Term Incentive Plan and will have sole discretionary authority to interpret the 1999 Long-Term Incentive Plan, to establish and modify the rules for the 1999 Long-Term Incentive Plan, to impose conditions or restrictions on awards granted under the 1999 Long-Term Incentive Plan and to take any other steps in connection with the 1999 Long-Term Incentive Plan that the committee believes are necessary or advisable.

  The committee may grant awards under the 1999 Long-Term Incentive Plan in the form of stock options, stock appreciation rights, restricted stock awards, performance awards and other stock-based awards to designated key employees, directors, consultants and performers in its discretion. Each participant will be required to execute an award agreement with us that will set forth the specific terms and conditions of his award, including the term and vesting schedule, if any, of the award. Except under certain circumstances involving a change in our capital structure, during any calendar year, no participant may be granted awards with respect to more than 3.0% of the fully-diluted common stock outstanding.

  The committee may designate options granted under the 1999 Long-Term Incentive Plan as incentive stock options or non-qualified stock options. With respect to any stock option granted under the 1999 Long-Term Incentive Plan, the committee will have discretion to set the exercise price for the shares of Class A common stock that may be purchased upon the exercise of that option, except that the exercise price of incentive stock options must generally not be less than the fair market value of the underlying shares. The 1999 Long-Term Incentive Plan provides that fair market value is to be determined according to the closing price per share of the Class A common stock on the Nasdaq National Market, or other national securities exchange on which the Class A common stock may be listed, on the date of the grant. In addition, the exercise price of any incentive stock option granted to any participant who owns more than 10% of the total combined voting power of all classes of our stock must be at least 110% of the fair market value of a share of Class A common stock on the date of the grant and the term of such stock option may not be more than five years. There is a $100,000 limit on the value (based on the grant date value) of an employee's incentive stock options that may become vested and exercisable for the first time in any calendar year.

  The 1999 Long-Term Incentive Plan contains an accelerated ownership feature. This feature, which will be implemented only with the approval of the committee, is intended to encourage participants to exercise options prior to their expiration and to retain the shares so acquired, in furtherance of our policy of encouraging stock ownership by our key employees, directors, consultants and performers. Under the accelerated ownership feature, participants who tender previously owned shares or have shares withheld to pay all or a portion of the exercise price of vested stock options and/or to cover any tax liability associated with the exercise of vested stock options may be eligible, in the discretion of the committee, to receive a new option covering the same number of shares as are tendered or withheld for such purposes. The market value on the date of grant of an accelerated option establishes the exercise price of such option, and such option will have a term equal to the remaining term of the original option.

  Stock appreciation rights may be granted by the committee to a participant either separate from or in tandem with non-qualified stock options or incentive stock options. Stock appreciation rights may be granted at the time of the stock option grant or, with respect to non-qualified stock options, at any time prior to the exercise of the stock option. A stock appreciation right entitles the participant to receive, upon its exercise, a payment equal to the product of (1) the excess of the fair market value of a share of Class A common stock on the exercise date over the stock appreciation rights exercise price, and (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised.

  The exercise price of a stock appreciation right is determined by the committee, but in the case of stock appreciation rights granted in tandem with stock options, may not be less than the exercise price of the related stock option. Upon exercise of a stock appreciation right, payment will be made in cash or shares of Class A common stock, or a combination thereof, as determined in the discretion of the committee.

  Subject to the committee's authority to permit the accelerated exercise of an option granted under the 1999 Long-Term Incentive Plan or to extend the time during which an option granted under the 1999 Long-Term Incentive Plan will be exercisable, an option granted under the 1999 Long-Term Incentive Plan will expire on the first to occur of: the expiration of the option as provided in the related award agreement, the termination of the award upon the lapse of a specific period of time following the termination of the participant's services with us, depending on the reasons for the termination, or ten years from the date of grant. Under the employment agreements with Mr. and Mrs. McMahon, if we terminate either executive's employment without cause, if the executive terminates his or her employment for good reason, if the executive terminates his or her employment for any reason within the 90 day period beginning six months after the occurrence of a change in control, or if the executive dies, any stock option or other equity based award granted to the executive prior to the date of termination of employment will become fully vested and exercisable as of the date of termination and shall remain exercisable for three years thereafter.

  The committee may also award restricted shares of Class A common stock to our key employees, directors, consultants and performers under the 1999 Long-Term Incentive Plan based on performance standards, periods of service or other criteria that the committee establishes. Restricted shares awarded under the 1999 Long-Term Incentive Plan are subject to the terms and conditions contained in the 1999 Long-Term Incentive Plan and the award agreements executed by the participants and may not be transferred, other than by will or the laws of descent and distribution or to an inter vivos trust of which the participant is treated as the owner, pledged or sold prior to the lapse of those restrictions.

  The committee may also grant to our key employees, directors, consultants and performers performance awards consisting of the right to receive a payment, which is measured by the fair market value of a specific number of shares of Class A common stock or the increase in that fair market value during a specified period, called the "award period," or a cash award the amount of which is based on the extent to which predetermined performance targets are met. The performance targets may be related to our performance or the individual performance of the participant or both and will be set by the committee at its discretion.

  The committee is authorized to grant any other cash awards, Class A common stock awards or other types of awards which are valued in whole or in part by reference to the value of Class A common stock. The terms and conditions of such awards and the participants eligible for such awards will be determined by the committee at its discretion.

  Unless otherwise provided by the committee in the applicable award agreement, in the event of a change in control, as defined in the 1999 Long-Term Incentive Plan, stock options and stock appreciation rights immediately become exercisable, the restrictions on all restricted shares lapse and all performance awards and other awards immediately become payable.

Compensation Committee Interlocks and Insider Participation

  No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Vincent McMahon is the controlling stockholder of Stephanie Music Publishing, Inc., which holds rights to various musical compositions utilized by us in connection with our events and promotions, and World Wrestling Federation Entertainment Canada, Inc., which, among other things, promotes our live events in Canada. Prior to the issuance of shares in the offering, the outstanding capital stock of Stephanie Music Publishing, Inc. and World Wrestling Federation Entertainment Canada, Inc. will be contributed to World Wrestling Federation Entertainment, Inc. Mr. McMahon will receive no consideration in connection with this transaction.

  Mr. McMahon is the sole stockholder of Shane Productions, Inc., an affiliated company which is not included in the combined financial statements and which holds a 21% partnership interest in Titan/Shane Partnership, in which we hold a 79% interest. Mr. McMahon is also the sole stockholder of Shane Distribution Co., an affiliated company which is not included in the combined financial statements. We had a receivable from Shane Distribution Co. in the amount of $377,000 as of April 30, 1999, which arose in the ordinary course of business.

  Linda McMahon is the sole stockholder of Travel Strategies, Inc., which generally handles the business-related travel arrangements of our employees and performers. In addition to paying Travel Strategies, Inc. on a per transaction basis at market rates for each transaction for the travel planning services that company provides to us, we pay a fee to Travel Strategies, Inc. for its overall management of our travel planning requirements, which amounted to approximately $123,000 in fiscal 1999. We believe that the terms of our business arrangement with Travel Strategies, Inc. are fair and comparable to those we would have obtained from an unrelated third party through arms-length transactions. We had a receivable from the travel agency of $205,000 as of April 30, 1999, which arose in the ordinary course of business.

  On June 29, 1999, we made a Subchapter S corporation distribution to Mr. McMahon, our stockholder, in the form of cash in the amount of $25.5 million and an unsecured note in the principal amount of $32.0 million bearing interest at the rate of 5% per annum and payable on April 10, 2000, the principal of which will be paid periodically as estimated income tax payments become due. This note reflects the amount of estimated federal and state income taxes payable by Mr. McMahon with respect to our earnings for fiscal 1999 and for the interim period from May 1, 1999 through September 30, 1999. Our actual earnings through the date of the offering could exceed those used in the calculation of the estimated federal and state income taxes payable by our stockholder thus requiring additional distributions in the form of cash or notes to our stockholder.

  We have entered into a tax indemnification agreement with Mr. McMahon. The tax indemnification agreement provides for, among other things, the indemnification of us by our S corporation stockholder for any federal and state income taxes, including interest and penalties, that we incur if, for any reason, we are deemed to be a Subchapter C corporation during any period for which we reported our taxable income as a Subchapter S corporation, or if an adjustment to one or more of our tax returns for a C taxable year results in a net increase in our taxable income in a C taxable year and a net decrease in our taxable income in an S taxable year. In addition, we have agreed to indemnify the stockholder for any federal and state income taxes, including interest and penalties, that Mr. McMahon or the trust may incur if an adjustment to one or more of our tax returns for an S taxable year results in a net increase in our taxable income in an S taxable year and a net decrease in our taxable income in a C taxable year. The tax indemnification obligations are limited to the aggregate amount of tax distributions to the stockholder for all the periods since fiscal 1995, for which we are subject to a tax audit. Purchasers of Class A common stock in the offering will not be parties to the tax indemnification agreement.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of September 1, 1999, certain information with respect to the beneficial ownership of our common stock and as adjusted to reflect our sale of Class A common stock in the offering by:

    (1) each person known by us to beneficially own more than five percent of our outstanding common stock;

    (2) each of our directors;

    (3) each executive officer named in the Summary Compensation Table; and

    (4) all of our directors and executive officers as a group.

Mr. McMahon and the trust that he established for the benefit of his children are the sole owners of our common stock and upon the completion of the reclassification will own a substantial majority of the Class B common stock. Prior to the offering, no shares of Class A common stock were issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The address of each of the persons in this table is c/o World Wrestling Federation Entertainment, Inc., 1241 East Main Street, Stamford, Connecticut 06902.

                         Amount and Nature               Voting       Voting
          Name             of Beneficial   Percent of Power Before Power After
     of Stockholder          Ownership       Class    the Offering the Offering
     --------------      ----------------- ---------- ------------ ------------
Vincent K. McMahon(1)...    56,667,000        100%        100%         97.3%(2)
Vincent K. McMahon
 Irrevocable Deed of
 Trust, dated June
 30, 1999...............    17,000,100         30%
Linda E. McMahon........                                                1.0%(2)
August J. Liguori.......                                                   * (3)
All executive officers
 and directors as a
 group (three
 persons)(1)............    56,667,000        100%        100%         98.3%

--------
* Less than one percent.

(1) Includes 17,000,100 shares of Class B common stock held under the Vincent
    K. McMahon Irrevocable Deed of Trust dated June 30, 1999 that benefits Mr. McMahon's children and for which Mr. McMahon serves as the trustee.
(2) Reflects Mr. McMahon's transfer of 566,670 shares of Class B common stock to Linda McMahon as of the closing date of the offering.
(3) As of the closing of the offering, Mr. Liguori will be granted options to acquire 300,000 shares of Class A common stock under our long-term incentive plan at an exercise price equal to the initial public offering price.

                          DESCRIPTION OF CAPITAL STOCK

  At the time of the offering, our authorized capital stock will consist of 180,000,000 shares of Class A and 60,000,000 shares of Class B common stock, $.01 par value, and 20,000,000 shares of preferred stock, $.01 par value. Immediately after giving effect to the reclassification and the offering, there will be 10,000,000 shares of Class A common stock outstanding, or 11,500,000 shares of Class A common stock if the underwriters' over-allotment option is exercised in full, and 56,667,000 shares of Class B common stock outstanding, which will be held by Vincent McMahon, the trust that he created for his children, Linda McMahon, or any combination of these holders.

Common Stock

 Voting Rights

  Each holder of shares of Class A common stock is entitled to one vote per share and each holder of shares of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders. Holders of shares of our common stock are not entitled to cumulate votes in the election of directors. Immediately following the offering, Mr. McMahon will retain, by virtue of his beneficial ownership of a substantial majority of outstanding shares of Class B common stock, effective control of the company through his beneficial ownership of approximately 97.3% of the combined voting power of the outstanding common stock, or 97.0% if the underwriters' over-allotment option is exercised in full.

  Directors may be removed with or without cause by the holders of the common stock. A vacancy on the board created by the removal or resignation of a director or by the expansion of the authorized number of directors may be filled by the directors then in office.

  The holders of Class A common stock and Class B common stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law.

 Dividend Rights

  The holders of shares of Class A and Class B common stock are entitled to dividends and other distributions if, as and when declared by our board of directors out of assets legally available therefor, subject to the rights of any holder of shares of preferred stock, any restrictions set forth in our credit facilities and any restrictions set forth in any of our other indebtedness outstanding from time to time. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The holders of the Class A and Class B common stock are entitled to equal per share dividends and distributions.

 Other Rights

  Upon our liquidation, dissolution or winding up, the holders of the shares of Class A and Class B common stock would be entitled to share pro rata in the distribution of all of our assets remaining after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock. The holders of the Class A and Class B common stock have no preemptive or other subscription rights to purchase our capital stock. No share of our common stock issued in or outstanding prior to the offering is subject to any further call or assessment.

  If, at any time, any shares of Class B common stock are beneficially owned by any person other than Vincent McMahon, Linda McMahon, any descendent of either of them, any entity which is wholly owned and is controlled by any combination of such persons or any trust all the beneficiaries of which are any combination of such persons, each of those shares will automatically convert into shares of Class A common stock. In addition, the Class B common stock is fully convertible into Class A common stock, on a one-for-one basis, at any time at the option of the holder.

Preferred Stock

  The board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the number of shares, designations, voting rights, preferences and optional and other special rights and the restrictions or qualifications thereof. The rights, preferences, privileges and powers of each series of preferred stock may differ with respect to dividends, amounts payable on liquidation, voting, conversion, redemption, sinking funds and other matters. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock and could adversely affect the rights and powers, including voting rights, of holders of shares of our common stock. The existence of authorized and undesignated shares of preferred stock may also have an adverse effect on the market price of the Class A common stock. In addition, the issuance of any shares of preferred stock could have the effect of delaying, deferring or preventing a change of control of us. No shares of preferred stock are outstanding, and we have no current intention to issue any shares of preferred stock.

Section 203 of the Delaware General Corporation Law

  We are a Delaware corporation that will be subject to Section 203 of the DGCL after the offering. Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 but less than 85% of such stock may not engage in a Business Combination, as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an Interested Stockholder, as defined in Section 203, unless (1) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (2) the Business Combination is approved by the corporation's board of directors and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "Business Combination" includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to us and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by the public stockholders.

Transfer Agent and Registrar

  The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company.

Listing

  Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "WWFE."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the offering, there has not been any public market for our Class A common stock, and no prediction can be made as to the effect, if any, that market sales of shares of Class A common stock or the availability of shares of Class A common stock for sale will have on the market price of the Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Class A common stock and could impair our future ability to raise capital through the sale of equity securities. See "Risk Factors--There has been no prior market for our Class A common stock, and the market price of the shares will fluctuate."

  Upon consummation of the offering, we will have 10,000,000 shares of Class A common stock issued and outstanding. All of the 10,000,000 shares of Class A common stock to be sold in the offering and any shares sold upon exercise of the underwriters' over-allotment option will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. After completion of the offering, we will have 56,667,000 shares of Class B common stock outstanding that are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public markets only if that sale is registered or if that sale qualifies for an exemption from registration under the Securities Act. Sales of restricted securities in the public market, or the availability of such shares for sale, could have an adverse effect on the price of the Class A common stock. See "Risk Factors-- There has been no prior market for our Class A common stock and the market price of the shares will fluctuate" and "Risk Factors--A substantial number of shares will be eligible for future sale by our current stockholder, and the sale of those shares could adversely affect our stock price."

  In general, under Rule 144, as currently in effect, a person, or persons whose shares are required to be aggregated, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (1) one percent of the number of shares of the Class A common stock then outstanding or (2) the average weekly reported trading volume of the Class A common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  We, our directors, executive officers, some of our other officers and our stockholder have agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a "put equivalent position", within the meaning of Rule 16a-1(h) under the Securities Exchange Act, with respect to, enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership or otherwise dispose of, any Class A common stock, or any securities convertible into, exercisable for or exchangeable for Class A common stock, or interest therein of us for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., except that we may issue, and grant options to purchase, shares of Class A common stock under our 1999 Long-Term Incentive Plan.

  We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding stock options and Class A common stock issuable under our 1999 Long-Term Incentive Plan.

     UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-UNITED STATES HOLDERS

  The following summary describes material United States federal income and estate tax consequences that may be relevant to the purchase, ownership and disposition of our Class A common stock by a Non-United States Holder. A Non-United States Holder is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust or any other foreign entity. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, existing and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. Each prospective purchaser of Class A common stock is advised to consult a tax advisor with respect to current and possible future consequences of acquiring, holding and disposing of common stock as well as any tax consequences that may arise under the laws of any United States state, municipality or other taxing jurisdiction.

Dividends

  We do not anticipate paying cash dividends on our capital stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of our Class A common stock, dividends paid to a Non-United States Holder of our Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, assuming certain certification and disclosure requirements are met, dividends that are effectively connected with the conduct of a trade or business by a Non-United States Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at the applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  In October 1997, the IRS issued final regulations relating to the withholding, backup withholding and information reporting with respect to payments made to Non-United States Holders. The new regulations generally apply to payments made after December 31, 2000, subject to certain transition rules.

  Until December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of such country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. To avoid back-up withholding for dividends paid after December 31, 2000, a Non-United States Holder will be required to satisfy certain certification and other requirements which may differ from current requirements. Special rules will apply to dividend payments made after December 31, 2000 to foreign intermediaries, foreign partnerships, United States or foreign wholly-owned entities that are disregarded for United States federal income tax purposes, and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction or both. In addition, United States tax legislation, effective August 4, 1997, denies income tax treaty benefits to foreigners receiving income derived through a partnership or other fiscally transparent entity in certain circumstances.

  A Non-United States Holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

  A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our Class A common stock unless:

    . the gain is effectively connected with a trade or business of the Non-United States Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder,

    . in the case of a Non-United States Holder who is an individual and holds Class A common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met,

    . the Non-United States Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates, or

    . we are or have been a "United States real property holding corporation" for United States federal income tax purposes, and the Non-United States Holder owned, directly or pursuant to certain attribution rules, more than 5% of our common stock at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period. We believe we are not, and we do not anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes.

  An individual Non-United States Holder described in the first point above will be subject to tax on the net gain from the sale under regular graduated United States federal income tax rates. An individual Non-United States Holder described in the second point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States-source capital losses, even though the individual is not considered a resident of the United States. If a Non-United States Holder that is a foreign corporation is described in the first point above, it will be subject to tax on its net gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Tax

  Class A common stock owned or treated as owned by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

  We must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to such Non-United States Holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

  Until December 31, 2000, backup withholding generally will not apply to dividends paid to a Non-United States Holder at an address outside the United States, unless the payer has knowledge that the payee is a United States person. With respect to dividends paid after December 31, 2000, however, a Non-United States Holder will be subject to back-up withholding unless applicable certification requirements are met to establish non-United States status.

  Payment of the proceeds of a sale of common stock within the United States or conducted through certain United States-related financial intermediaries is subject to:

    .  information reporting; and

    . backup withholding, other than payments made before January 1, 2000 by or through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder, and the payor does not have actual knowledge that the beneficial owner is a United States person, or the holder otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder's United States federal income tax liability provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

  The United States underwriters named below have severally agreed, subject to the terms and conditions of the United States underwriting agreement, to purchase from us the number of shares of Class A common stock set forth opposite their names below:

      United States Underwriters                                 Number of Shares
      --------------------------                                 ----------------
      Bear, Stearns & Co. Inc...................................
      Credit Suisse First Boston Corporation....................
      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.........................................
      Wit Capital Corporation...................................
                                                                       ---
        Total...................................................
                                                                       ===

  The international managers named below have severally agreed, subject to the terms and conditions of the international underwriting agreement, to purchase from us the number of shares of Class A common stock set forth opposite their names below:

      International Managers                                     Number of Shares
      ----------------------                                     ----------------
      Bear, Stearns International Limited.......................
      Credit Suisse First Boston (Europe) Limited...............
      Merrill Lynch International...............................
                                                                       ---
        Total...................................................
                                                                       ===

  Subject to the terms and conditions of the underwriting agreements, the United States underwriters and the international managers have agreed to purchase all of the shares of Class A common stock being sold pursuant to the underwriting agreements if any are purchased, excluding shares covered by the over-allotment option.

  The United States underwriters and the international managers have advised us that the United States underwriters and the international managers propose to offer our Class A common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at
such price less a concession of not more than $   per share. Additionally, the
United States underwriters and the international managers may allow, and such dealers may re-allow, a discount of not more than $ per share on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the United States underwriters and the international managers. The United States underwriters and the international managers do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  We have granted to the United States underwriters and the international managers an option to purchase an aggregate of up to 1,500,000 additional shares of our Class A common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments, if any. This option may be exercised in whole or in part at any time within 30 days after the date of this prospectus. To the extent that the United States underwriters and the international managers exercise this option, each United States underwriter and international manager will have an obligation, subject to certain conditions, to purchase a number of shares of our Class A common stock proportionate to such United States underwriter's or international manager's purchase obligation set forth in the foregoing tables.

  The offering of the shares is made for delivery, when, as and if accepted by the United States underwriters and the international managers and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The United States underwriters and the international managers reserve the right to reject an order for the purchase of shares in whole or in part.

  The international managers and the United States underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the international managers and the United States underwriters are permitted to sell shares of Class A common stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the United States underwriters and any dealer to whom they sell shares of Class A common stock will not offer to sell or sell shares of Class A common stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the international managers and any dealer to whom they sell shares of Class A common stock will not offer to sell or sell shares of Class A common stock to United States persons or to Canadian persons or to persons they believe intend to resell to United States persons or to Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

  Pursuant to the intersyndicate agreement between the United States underwriters and international managers, sales may be made between the United States underwriters and international managers of any number of shares of Class A common stock as may be mutually agreed. The per share price of any shares so sold shall be the public offering price set forth on the cover page hereof in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth above.

  Pursuant to the intersyndicate agreement between the United States underwriters and international managers, each United States underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Class A common stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of shares of Class A common stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each United States underwriter has further agreed to send to any dealer who purchases from it any of the shares of Class A common stock a notice stating in substance that, by purchasing such shares of Class A common stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Class A common stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of shares of Class A common stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of common stock a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the intersyndicate agreement between the United States underwriters and international managers, each international manager has represented and agreed that:

    . it has not offered or sold and, prior to the date six months after the closing date for the sale of shares of Class A common stock to the international managers, will not offer or sell, any shares of Class A common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom; and

    . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares of Class A common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise be lawfully issued or passed on.

  No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our Class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or shares of our Class A common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our Class A common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of our Class A common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  A prospectus in electronic format is being made available on an Internet web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in the offering have agreed to make a prospectus in electronic format available on web sites maintained by each of these dealers. Purchases of shares from Wit Capital are to be made through an account at Wit Capital in accordance with Wit Capital's procedures for opening an account and transacting in securities.

  Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the managing underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, e-manager or selected dealer in over 125 public offerings. Except for its participation as a manager in the offering, Wit Capital has no relationship with us or any of our affiliates.

  Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  In order to facilitate the offering of the Class A common stock, the United States underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Class A common stock. Specifically, the United States underwriters may allot more shares of the Class A common stock to investors than the underwriters have agreed to purchase from us in connection with this offering, thereby resulting in a short position, which is created by the sale of securities not yet owned by the seller, in the Class A common stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the Class A common stock, the United States underwriters may bid for, and purchase shares of the Class A common stock in the open market. Finally, the representatives, on behalf of the United States underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our Class A common stock at a level above that which might otherwise prevail in the open market. The United States underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

  Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "WWFE."

  We have agreed to indemnify the United States underwriters and international managers against liabilities, including civil liabilities under the Securities Act, with respect to material misstatements and omissions in this prospectus.

  We estimate that the total expenses of the offering, excluding underwriting discounts and commissions will be approximately $2.5 million.

  Prior to this offering, there has been no established market for the Class A common stock. The initial public offering price for the shares of Class A common stock offered by this prospectus will be determined by negotiation among the representatives of the underwriters and us. The factors to be considered in determining the initial public offering price include:

  .  the history of, and the prospects for, the industry in which we compete;

  .  our past and present operations;

  .  our historical results of operations;

  .  our prospects for future earnings;

  . the recent market prices of securities of generally comparable companies; and

  . the general conditions of the securities market at the time of this offering.

Directed Share Program

  At our request, the United States underwriters have reserved for sale, at the offering price, up to 5% of the shares of Class A common stock that will be offered by this prospectus to our directors, officers, employees, independent contractors and performers. Some purchasers of the reserved shares may be required to agree in writing not to sell, transfer, assign, pledge or hypothecate such shares for 180 days from their date of purchase. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the United States underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

  The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. Latham & Watkins, New York, New York has acted as counsel for the underwriters in connection with the offering.

                                    EXPERTS

  Our combined financial statements as of April 30, 1998 and 1999 and for each of the three years in the period ended April 30, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The summaries in this prospectus of additional information included in the registration statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit. For further information with respect to us and our Class A common stock, reference is hereby made to the registration statement and the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, registration statements and certain other documents filed with the Commission through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system are publicly available through the Commission's site on the World Wide Web, located at http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  After the offering, we intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent public accountants and with quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report............................................... F-2

Combined Balance Sheets.................................................... F-3

Combined Statements of Operations.......................................... F-4

Combined Statements of Changes in Stockholder's Equity..................... F-5

Combined Statements of Cash Flows.......................................... F-6

Notes to Combined Financial Statements..................................... F-7

  The accompanying combined financial statements give effect to the completion of a 566,670-for-one stock split. This stock split will be effected through an amended and restated certificate of incorporation which the Company plans to file prior to the completion of this Offering. The following report is in the form, which will be furnished by Deloitte & Touche LLP upon completion of the stock split of the Company's common stock described in Note 10 to the combined financial statements and assuming that from September 16, 1999 to the date of such completion, no other material events have occurred that would affect the accompanying combined financial statements or required disclosure therein.

/s/ Deloitte & Touche LLP
Stamford, Connecticut
September 16, 1999

"INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
World Wrestling Federation Entertainment, Inc.:

  We have audited the accompanying combined balance sheets of World Wrestling Federation Entertainment, Inc. and related companies (the "Company") as of April 30, 1998 and 1999 and the related combined statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended April 30, 1999. The combined financial statements include the accounts of World Wrestling Federation Entertainment, Inc., World Wrestling Federation Entertainment Canada, Inc. and Stephanie Music Publishing, Inc. These entities are under common ownership and management. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Company as of April 30, 1998 and 1999 and the combined results of its operations and its combined cash flows for each of the three years in the period ended April 30, 1999 in conformity with generally accepted accounting principles.

Stamford, Connecticut
July 16, 1999
(September 16, 1999 as to Note 9 and
October  , 1999 as to Note 10)"

                 World Wrestling Federation Entertainment, Inc.

                            COMBINED BALANCE SHEETS

                             (dollars in thousands)

                                                As of April 30    As of July 30
                                               -----------------  -------------
                                                1998      1999        1999
                                               -------  --------  -------------
                                                                   (unaudited)
                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................... $ 8,797  $ 45,727    $ 34,310
  Accounts receivable (less allowance for
   doubtful accounts of $920 at April 30, 1999
   and $776 (unaudited) at July 30, 1999).....  21,221    37,509      34,737
  Inventory, net..............................   2,627     2,939       2,587
  Prepaid expenses and other current assets...     832     2,849       3,478
  Assets held for sale........................     --     10,183      10,181
                                               -------  --------    --------
    Total current assets......................  33,477    99,207      85,293
PROPERTY AND EQUIPMENT--Net...................  26,117    28,377      29,435
OTHER ASSETS..................................     --      2,604       2,786
                                               -------  --------    --------
TOTAL ASSETS.................................. $59,594  $130,188    $117,514
                                               =======  ========    ========

     LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable............................ $ 7,878  $  5,941      $1,857
  Accrued expenses and other liabilities......  12,412    25,821      26,247
  Accrued income taxes........................     593     2,291         531
  Deferred income.............................   3,620    11,084      10,888
  Current portion of long-term debt...........     709     1,388       1,797
  Note payable to stockholder.................     --        --       32,000
                                               -------  --------    --------
    Total current liabilities.................  25,212    46,525      73,320
LONG-TERM DEBT................................  11,685    11,403      10,741
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDER'S EQUITY:
  Common stock................................     568       568         568
  Accumulated other comprehensive loss........     (99)      (87)       (107)
  Retained earnings...........................  22,228    71,779      32,992
                                               -------  --------    --------
    Total stockholder's equity................  22,697    72,260      33,453
                                               -------  --------    --------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.... $59,594  $130,188    $117,514
                                               =======  ========    ========

                  See Notes to Combined Financial Statements.

                 World Wrestling Federation Entertainment, Inc.

                       COMBINED STATEMENTS OF OPERATIONS

            (dollars in thousands, except share and per share data)

                                                                          Three months ended
                                                                        -----------------------
                                           Fiscal year ended April 30,   July 31,    July 30,
                                           ---------------------------- ----------- -----------
                                            1997      1998      1999       1998        1999
                                           -------  -------- ---------- ----------- -----------
                                                                        (unaudited) (unaudited)
Net revenues.............................  $81,863  $126,231 $  251,474   $39,042   $   76,222
Cost of revenues.........................   60,958    87,969    146,618    25,031       41,045
Selling, general and administrative
 expenses (Note 12)......................   25,862    26,117     45,559     8,305       13,970
Depreciation and amortization............    1,729     1,676      1,946       418          659
                                           -------  -------- ----------   -------   ----------
Operating income (loss)..................   (6,686)   10,469     57,351     5,288       20,548
Interest expense (Note 12)...............      782     2,019      1,125       245          409
Other income, net........................      777       479      1,747       193          851
                                           -------  -------- ----------   -------   ----------
Income (loss) before income taxes........   (6,691)    8,929     57,973     5,236       20,990
Provision (benefit) for income taxes.....     (186)      463      1,943       175          714
                                           -------  -------- ----------   -------   ----------
Net income (loss)........................  $(6,505) $  8,466 $   56,030   $ 5,061   $   20,276
                                           =======  ======== ==========   =======   ==========

UNAUDITED PRO FORMA INFORMATION (Note 3):
  Historical income before income taxes..                    $   57,973             $   20,990
  Pro forma adjustment other than income
   taxes.................................                         2,515                    427
                                                             ----------             ----------
  Pro forma income before income taxes...                        55,458                 20,563
  Pro forma provision for income taxes...                        22,227                  8,064
                                                             ----------             ----------
  Pro forma net income...................                    $   33,231             $   12,499
                                                             ==========             ==========
  Pro forma earnings per common share
   (basic and diluted)...................                    $     0.59             $     0.22
                                                             ==========             ==========
  Weighted average common shares
   outstanding...........................                    56,667,000             56,667,000
                                                             ==========             ==========



                   See Notes to Combined Financial Statements

                 World Wrestling Federation Entertainment, Inc.

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                             (dollars in thousands)

                                               Accumulated
                                                  Other
                                       Common Comprehensive Retained
                                       Stock  Income (Loss) Earnings   Total
                                       ------ ------------- --------  -------
Balance, May 1, 1996..................  $568      $ (49)    $24,784   $25,303
                                                                      -------
Comprehensive (loss):
  Net (loss)..........................                       (6,505)   (6,505)
  Translation adjustment..............              (13)                  (13)
                                                                      -------
Total comprehensive (loss)............                                 (6,518)
S Corporation distributions...........                       (2,365)   (2,365)
                                        ----      -----     -------   -------
Balance, April 30, 1997...............   568        (62)     15,914    16,420
                                        ----      -----     -------   -------
Comprehensive income:
  Net income..........................                        8,466     8,466
  Translation adjustment..............              (37)                  (37)
                                                                      -------
Total comprehensive income............                                  8,429
S Corporation distributions...........                       (2,152)   (2,152)
                                        ----      -----     -------   -------
Balance, April 30, 1998...............   568        (99)     22,228    22,697
                                        ----      -----     -------   -------
Comprehensive income:
  Net income..........................                       56,030    56,030
  Translation adjustment..............               12                    12
                                                                      -------
Total comprehensive income............                                 56,042
S Corporation distributions...........                       (6,479)   (6,479)
                                        ----      -----     -------   -------
Balance, April 30, 1999...............   568        (87)     71,779    72,260
                                        ----      -----     -------   -------
Comprehensive Income:
  Net income (unaudited)..............                       20,276    20,276
  Translation adjustment (unaudited)..              (20)                  (20)
                                                                      -------
Total comprehensive income
 (unaudited)..........................                                 20,256
S Corporation distributions
 (unaudited)..........................                      (59,063)  (59,063)
                                        ----      -----     -------   -------
Balance, July 30, 1999 (unaudited)....  $568      $(107)    $32,992   $33,453
                                        ====      =====     =======   =======


                  See Notes to Combined Financial Statements.

                 World Wrestling Federation Entertainment, Inc.

                       COMBINED STATEMENTS OF CASH FLOWS

                             (dollars in thousands)

                               Year ended April 30,        Three months ended
                              -------------------------  -----------------------
                                                          July 31,    July 30,
                               1997     1998     1999       1998        1999
                              -------  -------  -------  ----------- -----------
                                                         (unaudited) (unaudited)
OPERATING ACTIVITIES:
 Net income (loss)..........  $(6,505) $ 8,466  $56,030    $ 5,061     $20,276
 Adjustments to reconcile
  net income (loss) to net
  cash provided by
  operating activities:
 Depreciation and
  amortization..............    1,729    1,676    1,946        418         659
 Provision for doubtful
  accounts..................      --       --       920        --         (144)
 Provision for inventory
  obsolescence..............      --       --     1,530        --          --
 Deferred income taxes......      --       --      (483)       --          --
 Changes in assets and
  liabilities:
  Accounts receivable.......    4,965   (8,848) (17,208)       395       2,916
  Inventory.................      (99)  (2,332)  (1,842)      (178)        352
  Prepaid expenses and other
   current assets...........      114       (3)  (1,522)      (676)       (808)
  Accounts payable..........    2,624    1,772   (1,937)    (5,450)     (4,085)
  Accrued expenses and other
   liabilities..............    1,165    5,558   13,409        467         405
  Accrued income taxes......      (61)     360    1,698       (931)     (1,760)
  Deferred income...........     (304)    (393)   5,105      3,896        (196)
                              -------  -------  -------    -------     -------
   Net cash provided by
    operating activities....    3,628    6,256   57,646      3,002      17,615
                              -------  -------  -------    -------     -------
INVESTING ACTIVITIES:
Purchases of property and
 equipment..................     (892)  (1,294)  (3,756)      (907)     (1,717)
Purchase of hotel & casino..      --       --   (10,878)       --          --
Proceeds from sale of
 property and equipment.....       43      --       --         --          --
                              -------  -------  -------    -------     -------
   Net cash used in
    investing activities....     (849)  (1,294) (14,634)      (907)     (1,717)
                              -------  -------  -------    -------     -------

FINANCING ACTIVITIES:
 Proceeds (repayments) of
  short-term debt...........    1,350   (3,300)     --         --          --
 Proceeds from long-term
  debt......................      285   12,000    1,563        --          --
 Repayments of long-term
  debt......................     (975)  (4,478)  (1,166)      (196)       (252)
 Repayments of capital lease
  obligations...............      (98)     (96)     --         --          --
 S Corporation
  distributions.............   (2,365)  (2,152)  (6,479)      (510)    (27,063)
                              -------  -------  -------    -------     -------
   Net cash provided by
    (used in) financing
    activities..............   (1,803)   1,974   (6,082)      (706)    (27,315)
                              -------  -------  -------    -------     -------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS..      976    6,936   36,930      1,389     (11,417)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD........      885    1,861    8,797      8,797      45,727
                              -------  -------  -------    -------     -------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD .............  $ 1,861  $ 8,797  $45,727    $10,186     $34,310
                              =======  =======  =======    =======     =======


SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid during the period
  for income taxes..........  $   162  $   106  $   644    $   560     $ 2,611
 Cash paid during the period
  for interest..............      602    2,063    1,143        319         272
SUPPLEMENTAL NON-CASH
 INFORMATION:
 Receipt of warrants (Note
  14).......................  $   --   $   --   $ 2,359    $   --      $   --
 Issuance of note payable to
  stockholder (Note 12).....      --       --       --         --       32,000

                  See Notes to Combined Financial Statements.

                 World Wrestling Federation Entertainment, Inc.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
            (dollars in thousands, except share and per share data)


1. Basis of Presentation and Business Description

The accompanying combined financial statements which include the accounts of World Wrestling Federation Entertainment, Inc., formerly known as Titan Sports Inc., its wholly-owned subsidiaries, TSI Realty Company and WWF Hotel & Casino Ventures LLC, its majority-owned subsidiary Titan/Shane Partnership, and its affiliated companies, World Wrestling Federation Entertainment Canada, Inc., formerly known as, Titan Promotions (Canada), Inc., and Stephanie Music Publishing, Inc., (collectively the "Company"), are presented on a combined basis because of their common ownership. All significant inter-company transactions and balances have been eliminated.

The Company is an integrated media and entertainment company, principally engaged in the development, production and marketing of television programming, pay-per-view programming, live events, and the licensing and sale of branded consumer products featuring its World Wrestling Federation brand of entertainment. The Company's operations are organized around two principal activities:

  . Live and televised entertainment, which consists of live events, television programming and pay-per-view programming. Revenues consist principally of attendance at live events, sale of television advertising time, cable television rights fees, and pay-per-view buys.

  . Branded merchandise, which consists of licensing and direct sale of merchandise. Revenues include sales of consumer products through third party licensees and direct marketing and sales of merchandise, magazines and home videos.

Prior to the proposed initial public offering of the common stock of World Wrestling Federation Entertainment, Inc. (the "Offering"), the Company plans to enter into a series of transactions to combine the affiliated companies under World Wrestling Federation Entertainment, Inc. These transactions will be accounted for similar to a pooling of interests as World Wrestling Federation Entertainment Canada, Inc. and Stephanie Music Publishing, Inc. have been under common control since their respective formations.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit in overnight deposit accounts and certificates of deposit with original maturities of three months or less.

Accounts Receivable - Accounts receivable relate principally to amounts due the Company from cable companies for certain pay-per-view presentations and balances due from the sale of television advertising, videotapes and magazines.

Inventory - Inventory consists of merchandise sold on a direct sales basis, and videotapes, which are sold through wholesale distributors and retailers. Inventory is stated at the lower of cost (first-in, first-out basis) or market. Substantially all inventories are comprised of finished goods.

Property and Equipment - Property and equipment are stated at historical cost. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Vehicles and equipment are depreciated based on estimated useful lives varying from three to five years. Buildings and related improvements are amortized over thirty-one years, the estimated useful life. Maintenance and repairs are charged directly to expense as incurred.

Income Taxes - Other than World Wrestling Federation Entertainment Canada, Inc., the Company is an S Corporation under the Internal Revenue Code for U.S. federal income tax purposes. Accordingly, federal taxable income or loss attributable to the operations of the Company is included in the federal taxable income of the individual stockholder. The provision for income taxes relates to the foreign operations of the Company

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)

and certain state taxes. The deferred state and foreign tax provision is determined under the liability method. Under this method, deferred assets and liabilities are recognized based on differences between financial statement and income tax basis of assets and liabilities using presently enacted tax rates.

Prior to or concurrent with the closing of the Offering, the Company will terminate its S Corporation election and will thereafter be subject to federal, state and foreign income taxes. See Note 3 regarding pro forma income taxes assuming that the Company had not been an S Corporation.

Revenue Recognition - Revenues from live and televised entertainment are recorded when earned, specifically upon the occurrence or airing of the related event. Revenues from the licensing and sale of branded consumer products consist principally of royalty revenues, magazine subscription and newsstand revenues and sales of branded merchandise, net of estimated returns. Royalty revenues are recognized in accordance with the terms of applicable royalty and license agreements with each counter party. In certain situations the Company receives royalty advances from third parties which are deferred and recognized over the term of the related agreements. Subscription revenues are initially deferred and earned pro-rata over the related subscription periods. Sales of merchandise and newsstand magazines are recorded when shipped to third parties.

Foreign Currency Translation - For translation of the financial statements of its Canadian affiliate, the Company has determined that the Canadian dollar is the functional currency. Assets and liabilities are translated at the year-end exchange rate, and income statement accounts are translated at average exchange rates for the year. The resulting translation adjustment is recorded as accumulated other comprehensive income (loss), a component of stockholder's equity. Foreign currency transactions are recorded at the exchange rate prevailing at the transaction date.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when indicators of impairment are present and undiscounted cash flows estimated to be generated by the asset are less then than the asset's carrying amount. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Segment Reporting - Effective May 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information". See Note 13 for a description of the Company's operating segments.

Comprehensive Income - SFAS No. 130, "Reporting Comprehensive Income" was adopted by the Company in the first quarter of fiscal 1999. SFAS 130 establishes standards of reporting and displaying comprehensive income and its components. It requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement or financial statement footnote. SFAS 130 defines comprehensive income as the change in equity of a business during a period from transactions and other events and circumstances from non-owner sources. The only source of other comprehensive income (loss) was foreign currency translation adjustments amounting to $(13), $(37), and $12 for the fiscal years ended April 30, 1997, 1998 and 1999, respectively.

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)


Recent Accounting Pronouncements - In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was released. The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value, and is effective for periods beginning after June 15, 2000, which therefore would require the Company to adopt such statement on May 1, 2001. Although the Company's involvement in derivative type instruments is limited, the impact of adoption of this statement, if adopted currently, would be to reflect the estimated fair value of certain warrants received by the Company in connection with license agreements. See Note 14.

Interim Financial Information (unaudited) - The historical combined financial information for the three months ended July 31, 1998 and July 30, 1999 and as of July 30, 1999 have been derived from the Company's unaudited combined financial statements, which in the opinion of management include all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly our results of operations and financial position for the periods and the date presented. The results of operations for the three months ended July 30, 1999 are not necessarily indicative of the results to be expected for the full year.

3. Unaudited Pro Forma Information

The unaudited pro forma combined statement of operations information presents the pro forma effects on the historical combined statement of operations for the year ended April 30, 1999 and the three months ended July 30, 1999 of the additional compensation of $2,515 and $427, respectively to the chairman of the board of directors and to the chief executive officer pursuant to employment agreements that become effective upon the closing of the Offering. Additionally, it presents income taxes of $22,227 and $8,064 to give pro forma effect for the year ended April 30, 1999 and the three months ended July 30, 1999, respectively, due to the change in the Company's tax status from an S Corporation to a C Corporation, representing an overall effective tax rate of 40% and 39%, respectively.

Pro Forma Earnings Per Share (Basic and Diluted)

All share and per share information has been retroactively restated to reflect the 566,670-for-one stock split which will become effective upon the effective date of the Offering. See Note 10.

4. Assets Held for Sale

Assets held for sale at April 30, 1999 consists primarily of real property of the WWF Hotel & Casino Ventures, LLC located in Las Vegas, Nevada. Management has made a decision to sell the property and is currently soliciting offers. The property is expected to be sold prior to the end of fiscal year 2000. The property was purchased in the second quarter of fiscal year 1999 as part of the Company's expansion project. The assets are being carried at their historical cost, which is less than estimated fair value less costs to sell. In determining the fair value, the Company considered, among other things, the range of preliminary purchase prices being discussed with potential buyers as well as a recent appraisal of the property.

5. Property and Equipment

Property and equipment consists of the following as of:

                                                        April 30,     July 30,
                                                     --------------- -----------
                                                      1998    1999      1999
                                                     ------- ------- -----------
                                                                     (unaudited)
Land, buildings and improvements.................... $31,049 $31,010   $31,903
Equipment...........................................  16,017  20,170    20,956
Vehicles............................................     451     543       577
                                                     ------- -------   -------
                                                      47,517  51,723    53,436
  Less accumulated depreciation and amortization....  21,400  23,346    24,001
                                                     ------- -------   -------
    Total........................................... $26,117 $28,377   $29,435
                                                     ======= =======   =======

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)


Depreciation and amortization expense was $1,729, $1,676 and $1,946 for the years ended April 30, 1997, 1998 and 1999, respectively and $418 (unaudited) and $659 (unaudited) for the three months ended July 31, 1998 and July 30, 1999, respectively.

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following as of:

                                                        April 30,     July 30,
                                                     --------------- -----------
                                                      1998    1999      1999
                                                     ------- ------- -----------
                                                                     (unaudited)
Accrued pay-per-view event costs.................... $ 3,106 $ 5,364   $ 3,724
Accrued talent royalties............................   1,625   4,476     2,918
Accrued payroll related costs.......................   3,182   4,355     2,486
Accrued television costs............................     515   3,009     4,632
Accrued other.......................................   3,984   8,617    12,487
                                                     ------- -------   -------
  Total............................................. $12,412 $25,821   $26,247
                                                     ======= =======   =======

7. Debt

Debt as of April 30, 1998 and 1999 consists of the following:

                                                      1998    1999
                                                     ------- -------
GMAC Commercial Mortgage Corporation................ $11,892 $11,410
IBJ-Business Credit Corporation.....................     --    1,133
J.L.J. Financial Services Corp......................     183      88
Charter Financial, Inc..............................     319     160
                                                     ------- -------
Total debt..........................................  12,394  12,791
Less current portion................................     709   1,388
                                                     ------- -------
Long-term debt...................................... $11,685 $11,403
                                                     ======= =======

During December 1997, the Company entered into a mortgage loan agreement with GMAC Commercial Mortgage Corporation, assigned to Citicorp Real Estate, Inc., under the terms of which the Company borrowed $12,000 at an annual interest rate of 7.6%. Principal and interest are to be paid in 180 monthly installments of approximately $112, which commenced on January 1, 1998. The loan is collateralized by the Company's executive offices and television studio in Stamford, CT.

During December 1997, the Company entered into a revolving line of credit agreement with IBJ Schroder Business Credit Corporation ("IBJ") under the terms of which the Company may borrow up to $10,000 at the IBJ alternate base rate plus .50% or the IBJ eurodollar rate plus 2.50%, based upon the availability of qualifying receivables which will collateralize the loan. The IBJ agreement expires in December 2000. The credit agreement contains various financial and operating covenants, which, among other things, requires the maintenance of certain financial ratios, places limitations on distributions to the stockholder and restricts the Company's ability to borrow funds from other sources. In July 1999, the Company obtained a waiver which, among other things, raises the existing limitations on stockholder distributions. At April 30, 1999, there were no outstanding borrowings under the revolving portion of the credit agreement. The Company is obligated to pay an annual .5% commitment fee on the unused portion of the facility during the term of the agreement.

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)


During July 1998, the Company amended its revolving line of credit agreement with IBJ to allow the Company to make a capital expenditure loan, under the terms of which the Company borrowed $1,564 at the IBJ Swap Rate plus 3% (8.92% at April 30, 1999) to be repaid in 29 monthly installments of approximately $54 which commenced on September 1, 1998. The loan is collateralized by the purchased equipment.

During February 1997, the Company entered into a Note and Security Agreement with J.L.J. Financial Services Corp. under which the Company borrowed $285 at a fixed interest rate of 10.89%. Principal and interest are to be paid in 36 monthly installments of approximately $9, which commenced on March 1, 1997. The borrowing is collateralized by certain equipment.

During fiscal 1995, the Company entered into a Note and Security Agreement with Charter Financial, Inc. under which the Company borrowed $713 at a fixed interest rate of 10.5%. The borrowing is collateralized by certain equipment. Principal and interest are to be paid in 60 monthly installments of approximately $15, which commenced on April 1, 1995.

Interest expense was $782, $2,019 and $1,125 for the years ended April 30, 1997, 1998 and 1999, respectively.

At April 30, 1999, the scheduled principal repayments under the loan agreements described above were as follows:

      Year Ending April 30,
      ---------------------
         2000........................................................... $ 1,388
         2001...........................................................   1,017
         2002...........................................................     573
         2003...........................................................     619
         2004...........................................................     667
        Thereafter......................................................   8,527
                                                                         -------
         Total.......................................................... $12,791
                                                                         =======

8. Income Taxes

Other than World Wrestling Federation Entertainment Canada, Inc., the Company is an S Corporation for U.S. federal income tax purposes. An S Corporation's income or loss and distributions are passed through to, and taken into account by, the corporation's stockholder in computing personal taxable income. Accordingly, no provision for U.S. federal income tax has been made in the accompanying historical combined financial statements. Income tax provision (benefit) in 1997, 1998 and 1999 was $(186), $463 and $1,943 respectively, and was comprised primarily of current state and foreign taxes.

Prior to or concurrent with the closing of the Offering, the Company will no longer be treated as an S Corporation and, accordingly, the Company will be subject to federal, foreign and state income taxes. See Note 3 regarding pro forma income taxes assuming the Company had not been an S Corporation.

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)


The components of the Company's tax provision (benefit) for each of the three years in the period ended April 30, 1999 are as follows:

                                                             1997   1998  1999
                                                             -----  ---- ------
      Current:
        State and local..................................... $  86  $414 $2,202
        Foreign.............................................  (272)   49    224
      Deferred:
        State and local.....................................   --    --    (413)
        Foreign.............................................   --    --     (70)
                                                             -----  ---- ------
          Total............................................. $(186) $463 $1,943
                                                             =====  ==== ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following as of April 30, 1998 and 1999:

                                                                       1998 1999
                                                                       ---- ----
      Deferred tax assets:
        Accounts receivable..........................................  $--  $188
        Inventories..................................................    15  100
        Accrued profit sharing.......................................    37  --
        Accrued liabilities and reserves.............................    30   65
        Other........................................................    39  226
        Foreign......................................................   --    70
                                                                       ---- ----
                                                                        121  649
      Deferred tax liabilities:
        Fixed assets and depreciation................................    95  117
        Intangible assets............................................   --     7
        Other assets.................................................   --    16
                                                                       ---- ----
                                                                         95  140
                                                                       ---- ----
         Total, net..................................................  $ 26 $509
                                                                       ==== ====

   The temporary differences described above represent differences between the tax basis of assets or liabilities and their reported amounts in the combined financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The net deferred tax asset is included in prepaid expenses and other current assets in the combined balance sheet.

9. Commitments and Contingencies

 Commitments

The Company has certain commitments, including various non-cancellable operating leases, performance contracts with various performers, employee agreements, and an agreement with a television network, which guarantees the network a minimum payment for advertising during the course of the agreement. On August 26, 1999, the Company entered into an agreement with another television network which guarantees this network a

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)

minimum payment for advertising time during the course of the agreement. Future minimum payments under the leases and other various agreements as of April 30, 1999, adjusted for the television agreement described above are as follows:

                                                 Operating
                                                   Lease       Other
      Year Ending April 30,                     Commitments Commitments  Total
      ---------------------                     ----------- ----------- --------
         2000..................................   $  524     $ 39,718   $ 40,242
         2001..................................      510       33,490     34,000
         2002..................................      509       14,028     14,537
         2003..................................      468        5,189      5,657
         2004..................................      498        3,167      3,665
        Thereafter.............................    2,001        6,550      8,551
                                                  ------     --------   --------
         Total.................................   $4,510     $102,142   $106,652
                                                  ======     ========   ========

Rent expense under operating leases was approximately, $175, $170 and $260, for the fiscal years ended April 30, 1997, 1998 and 1999, respectively.

On June 29, 1999 the Company made an S Corporation distribution to its stockholder in the form of an unsecured, 5% interest-bearing note in the principal amount of $32,000 due April 10, 2000. The note represents estimated federal and state income taxes payable by the Company's stockholder with respect to the Company's income for fiscal 1999 and estimated for the interim period May 1, 1999 through September 30, 1999. The Company's actual earnings through the date of the Offering could exceed those used in the calculation of the estimated federal and state income taxes payable by its stockholder, thus requiring the Company to make additional distributions in the form of cash or notes to its stockholder.

 Contingencies

On May 13, 1991, William R. Eadie, a former professional wrestler who had been one of the Company's performers, filed a lawsuit in state court in Wisconsin against the Company and the Company's stockholder. The case was removed to the United States District Court for the District of Connecticut on
August 7, 1991. The suit alleges that the Company reached a verbal agreement to compensate Eadie for the use of his ideas in connection with a wrestling tag team called "Demolition" and to employ him for life. Plaintiff is seeking $6,500 in compensatory damages and unspecified punitive damages. The Company has denied any liability and is vigorously contesting this action. In a similar action filed against the Company on April 10, 1992 in the United States District Court for the District of Connecticut, Randy Colley, a former professional wrestler who had been one of the Company's performers, also alleges that the Company breached an agreement to compensate him for disclosing his idea for a wrestling tag team called "Demolition." He is seeking unspecified compensatory and punitive damages. The Company has denied any liability and is vigorously defending this action. Colley's claims were consolidated for trial with those of Eadie in the action described above. The Company believes that both plaintiffs' claims are without merit. On May 20, 1998, a magistrate judge ruled that the plaintiffs' expert on damages could not testify at trial. Thereafter, the plaintiffs engaged a second expert on damages, whose report was filed on August 31, 1999. Discovery has not been completed, and no trial date has been scheduled. The Company believes that an unfavorable outcome in these actions may have a material adverse effect on its financial position or results of operations.

On August 28, 1996, James Hellwig, a former professional wrestler who had been one of the Company's performers, filed a suit against the Company in state court in Arizona alleging breach of two separate service contracts, defamation and unauthorized use of servicemarks and trademarks allegedly owned by him. Hellwig is also seeking a declaration that he owns the characters, Ultimate Warrior and Warrior, which he portrayed as a

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)

performer under contract with the Company. Pursuant to mandatory disclosure requirements filed with the court, Hellwig stated that he is seeking approximately $10,000 in compensatory damages and $5,000 in punitive damages, or such other amount as may be determined by the court or jury. The Company has denied all liability and is vigorously defending this action. The Company believes that Hellwig's claims are without merit. The Company has asserted counterclaims against him for breach of his service contracts and seeks rescission of an agreement by which the Company transferred ownership of the servicemarks to him. In addition, the Company filed a separate action in federal district court in Connecticut on March 11, 1998, seeking a declaration that the Company owns the characters, Warrior and Ultimate Warrior, under both contract and copyright law. Hellwig's motion to dismiss the federal case was denied, and the Company has since moved for summary judgment in the federal proceeding. In the state court proceeding in Arizona, on June 3, 1999, the Company moved for summary judgment on the two contract claims, the defamation claim, and the other claims of the plaintiff. On September 7, 1999, the Arizona court issued a summary judgment decision in the Company's favor on Hellwig's defamation claims. Hellwig had sought $100 in compensatory damages and $5,000 in punitive damages on this claim. The Arizona court also granted the Company's motion for summary judgment on Hellwig's claim for $4,000 damages for his failed business ventures. The court ruled Hellwig could not properly claim damages for the failed business ventures because the Company made no contractual commitment to fund his failed business ventures. Further, the court denied the Company's summary judgment motion with respect to his breach of the 1996 contract and at this time has not ruled upon the Company's fourth summary judgment motion with respect to his breach of the 1992 contract. The Company intends to move for summary judgment regarding Hellwig's royalty claims on the sale of videos and merchandise. The Company believes that the ultimate liability resulting from this suit, if any, will not have a material adverse effect on the Company's financial position or results of operations.

On June 21, 1996, the Company filed an action against WCW and Turner Broadcasting Systems, Inc. in the United States District Court for the District of Connecticut, alleging unfair competition and infringement of the Company's copyrights, servicemarks and trademarks with respect to two characters owned by the Company. The Company's claim that WCW, which contracted with two professional wrestlers who previously had performed under contract for the Company in the character roles of Razor Ramon and Diesel, misappropriated those characters in WCW's programming and misrepresented the reason that these former World Wrestling Federation professional wrestlers were appearing on WCW programming. During discovery proceedings, which were completed on October 16, 1998, WCW was twice sanctioned by the court for failure to comply with the court's discovery orders. The Company is seeking damages in the form of revenue disgorgement from WCW and has submitted expert reports supporting the Company's claim for substantial money damages. WCW and TBS have denied any liability.

On May 18, 1998, WCW filed an action against the Company in the United States District Court for the District of Connecticut and immediately moved to consolidate this action with the Company's pending action against WCW and TBS described above. WCW alleges that the Company diluted various marks owned by and/or licensed to WCW by disparaging those marks and also claims that the Company engaged in unfair competition when the Company aired its "Flashback" series of past World Wrestling Federation performances on USA Network without disclosing that some of the performers, at the time the series was subsequently broadcast, were then affiliated with WCW. The Company has denied any liability and is vigorously defending against this action. The Company has filed a counterclaim for abuse of process, which WCW has moved to dismiss. Discovery is ongoing, and the Company intends to move for summary judgment when discovery is concluded. The Company believes that WCW's claims are without merit. WCW has yet to state a claim for damages. The Company believes that the ultimate liability resulting from such proceeding, if any, will not have a material adverse effect on the Company's financial position, results of operations or prospects.

In addition, on December 11, 1998, WCW filed a suit against the Company in state court in Georgia alleging that the Company had breached an existing contract between the Company and High Road Productions, Inc., a

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)

film distribution company, and thereby allegedly interfered with a potential contract between High Road and WCW. WCW seeks unspecified money damages. The Company has denied all liability, believes that WCW's claims are without merit, and is vigorously defending against the suit. On April 2, 1999, the Company moved to dismiss and for judgment on the pleadings on the grounds that WCW's complaint fails to state a claim for tortious interference with business relations as a matter of Georgia law. A hearing on the motion was held on July 14, 1999, and on August 6, 1999 the judge granted the Company's motion and dismissed WCW's case.

On June 15, 1999, members of the family of Owen Hart, a professional wrestler performing under contract with the Company, filed suit in state court in Missouri against the Company, the Company's Chairman of the Board of Directors and the Company's President and Chief Executive Officer, and nine other defendants, including the manufacturer of the rigging equipment involved, individual equipment riggers and the arena operator, as a result of the death of Owen Hart during a pay-per-view event at Kemper Arena in Kansas City, Missouri on May 23, 1999. The specific allegations against the Company include the failure to use ordinary care to provide proper equipment and personnel for the safety of Owen Hart, the failure to take special precautions when conducting an inherently dangerous activity, endangerment and the failure to warn, vicarious liability for the negligence of the named individual defendants, the failure to properly train and supervise, and the provision of dangerous and unsafe equipment. Plaintiffs seek compensatory and punitive damages in unspecified amounts. On September 1, 1999, the Company filed its answer, affirmative defenses and cross-claim denying any liability for negligence and other claims asserted against the Company. The Company believes that it has meritorious defenses and intends to defend vigorously against the suit. On October 1, 1999, the Company filed a complaint in the United States District Court for the District of Connecticut. The Company is principally seeking a declaratory judgment with respect to the enforceability of certain contractual defenses, forum selection clauses, and other provisions of Owen Hart's contract with the Company. The defendants have not yet filed an answer. The Company believes that an unfavorable outcome of this suit may have a material adverse effect on the Company's financial position, results of operations or prospects.

On September 16, 1999, Nicole Bass, a professional wrestler affiliated with the Company, filed an action in the United States District Court for the Eastern District of New York alleging sexual harassment under New York law, civil assault and intentional infliction of emotional distress. Bass seeks $20,000 in compensatory damages and $100,000 in punitive damages. The Company has not been formally served with the complaint and has not conducted an extensive investigation of the allegations in the complaint. The Company believes that the claims are without merit and intend to vigorously defend against this action. Based on a preliminary review of the allegations and the underlying facts as the Company understands them, the Company does not believe that an unfavorable outcome in this action will have a material adverse effect on its financial condition or results of operations.

The Company is not currently a party to any other material legal proceedings. However, the Company is involved in several other suits and claims in the ordinary course of business, and it may from time to time become a party to other legal proceedings arising in the ordinary course of doing business.

10. Stockholder's Equity

At April 30, 1999, common stock of the Company, by entity, was as follows:

                                 Par/     Authorized    Issued   Outstanding   $
   Entity                    Stated Value   Shares      Shares     Shares    Amount
   ------                    ------------ ----------- ---------- ----------- ------
   World Wrestling Federa-
    tion
    Entertainment, Inc.....      $.01     240,000,000 56,667,000 56,667,000   $567
   World Wrestling Federa-
    tion Entertainment Can-
    ada, Inc. .............      None       Unlimited        100        100    --
   Stephanie Music Publish-
    ing, Inc...............      None           5,000        100        100      1
                                                                              ----
                                                                              $568
                                                                              ====

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)


Prior to the proposed Offering of World Wrestling Federation Entertainment, Inc., the Company plans to combine the affiliated entities under World Wrestling Federation Entertainment, Inc. These transactions will be accounted for similar to a pooling of interests as World Wrestling Federation Entertainment Canada, Inc. and Stephanie Music Publishing, Inc. have been under common control since their respective formations.

In July 1999, the Company adopted the 1999 Long-Term Incentive Plan ("LTIP"), which becomes effective upon the closing of the Offering. The LTIP provides for grants of options as incentives and rewards to encourage employees, directors, consultants and performers in the long-term success of the Company. The LTIP provides for grants of options to purchase shares at a purchase price equal to the fair market value on the date of the grant. The LTIP also provides for the grant of other forms of equity based incentive awards as determined by the Compensation Committee of the Board of Directors. The total number of shares reserved for issuance under the LTIP are 10,000,050 (unaudited). At the time of the Offering, the Company granted options to purchase 5,102,000 (unaudited) shares under the LTIP. Of these options, 4,439,500 were granted to employees and 662,500 were granted to independent contractors consisting primarily of the Company's performers. With respect to the options granted to independent contractors, the Company accounted for the equity instruments in accordance with SFAS No. 123, "Accounting for Stock Based Compensation" and with Emerging Issues Task Force Issue No. 96-18, "'Accounting for Equity Instruments That Are Issued to Other Than Employees For Acquiring, or in Conjunction with Selling, Goods or Services." The options granted to employees were accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The exercise price of such stock options will equal the Offering price.

At the time of the Offering, the Company filed an amended and restated certificate of incorporation which, among other things, authorizes 60,000,000 shares of new Class B common stock, par value $.01 per share, reclassifies each outstanding share of World Wrestling Federation Entertainment, Inc. common stock into 566,670 shares of Class B common stock, authorizes 180,000,000 shares of new Class A common stock, par value $.01 per share and authorizes 20,000,000 shares of preferred stock, par value $.01 per share.

11. Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan covering substantially all employees. Under this plan, participants are allowed to make contributions based on a percentage of their salaries, subject to a statutorily prescribed annual limit. The Company makes matching contributions of 50 percent of each participant's contributions, up to 6 percent of eligible compensation (maximum 3% matching contribution). The Company may also make additional discretionary contributions to the plan. There were no Company matching contributions to the 401(k) plan in fiscal 1997 or 1998. The Company's expense for matching contributions and additional discretionary contributions to the 401(k) plan was $233 during fiscal 1999.

The Company sponsored a profit sharing plan for the benefit of employees meeting certain eligibility requirements. This profit sharing plan was merged into the Company's 401(k) plan during fiscal 1999, with all assets associated with the profit sharing plan being transferred into the 401(k) plan. There were no contributions to the profit sharing plan in fiscal 1997. The Company's expense under the profit sharing plan was $1,568 during fiscal 1998.

During fiscal 1999 the Company created its Money Purchase Plan. Under this plan, the Company makes a contribution to each participant's account based upon a formula as prescribed by the plan document. The Company's expense under the Money Purchase Plan was $769 during fiscal 1999.

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)


12. Related Party Transactions

The Company expensed approximately $1,963 in 1997, $1,063 in 1998 and $123 in 1999 in travel related costs and management fees paid to a travel agency which is owned by the president of the Company. The management fee is paid in return for the travel agency's overall management of the Company's travel planning requirements. Amounts receivable from the travel agency at April 30, 1998 and 1999 was $0 and $205, respectively. These balances arise from transactions conducted in the normal course of business.

The Company has a receivable from Shane Distribution Co. in the amount of $365 and $377 at April 30, 1998 and 1999, respectively. Shane Distribution Co. is a movie distribution company owned by the stockholder of the Company.

For the fiscal years ended April 30, 1997, 1998 and 1999 and for the three months ended July 31, 1998 and July 30, 1999, the Company made S Corporation distributions to its sole stockholder of $2,365, $2,152, $6,479, $510 (unaudited) and $59,063 (unaudited). For the three months ended July 30, 1999, $57,500 of the total distributions were made on June 29, 1999 and are more fully described below.

On June 29, 1999 the Company made a distribution of $25,500 to its stockholder, representing a portion of previously earned and undistributed earnings, which have been fully taxed at the stockholder level. Additionally, on June 29, 1999 the Company made an S Corporation distribution to its stockholder in the form of an unsecured, 5% interest-bearing note in the principal amount of $32,000 due April 10, 2000. The note represents estimated federal and state income taxes payable by the Company's stockholder with respect to the Company's income for fiscal 1999 and estimated for the interim period May 1, 1999 through September 30, 1999. The Company's actual earnings through the date of the Offering could exceed those used in the calculation of the estimated federal and state income taxes payable by its stockholder, thus requiring the Company to make additional distributions in the form of cash or notes to its stockholder. The Company expensed $133 (unaudited) during the three months ended July 30, 1999 related to accrued interest on this note.

                 World Wrestling Federation Entertainment, Inc.

            (dollars in thousands, except share and per share data)


13. Segment Information

The Company's operations are conducted within two reportable segments, live and televised entertainment and branded merchandise. The live and televised entertainment segment consists of live events, television programming and pay per view programming. The branded merchandise segment includes consumer products sold through third party licensees and the marketing and sale of merchandise, magazines and home videos. The Company does not allocate corporate overhead to each of the segments and as a result, corporate overhead is a reconciling item in the table below. There are no intersegment revenues. Results of operations and assets from non-U.S. sources are less than 10% of the respective combined financial statement amounts. The table presents information about the financial results of each segment for the years ended April 30, 1997, 1998 and 1999 and assets as of April 30, 1998 and 1999 and for the three months ended July 31, 1998 (unaudited) and July 30, 1999 (unaudited) and as of July 30, 1999 (unaudited).

                                                               July
                                        April 30,               31,    July 30,
                                ----------------------------  -------  --------
                                  1997      1998      1999     1998      1999
                                --------  --------  --------  -------  --------
                                                                (unaudited)
Revenues:
  Live and televised
   entertainment..............  $ 63,913  $ 92,649  $170,045  $26,973  $ 51,341
  Branded merchandise.........    17,950    33,582    81,429   12,069    24,881
                                --------  --------  --------  -------  --------
  Total revenues..............  $ 81,863  $126,231  $251,474  $39,042  $ 76,222
                                ========  ========  ========  =======  ========
Depreciation and Amortization:
  Live and televised
   entertainment..............  $    648  $    633  $    908  $   209  $    416
  Branded merchandise.........       --        --        --       --        --
  Corporate...................     1,081     1,043     1,038      209       243
                                --------  --------  --------  -------  --------
  Total depreciation and
   amortization...............  $  1,729  $  1,676  $  1,946  $   418  $    659
                                ========  ========  ========  =======  ========
Operating Income (Loss):
  Live and televised
   entertainment..............  $  9,344  $ 19,390  $ 61,870  $ 7,977  $ 19,715
  Branded merchandise.........     3,610    11,159    26,163    3,303    10,032
  Corporate...................   (19,640)  (20,080)  (30,682)  (5,992)   (9,199)
                                --------  --------  --------  -------  --------
  Total operating income
   (loss).....................  $ (6,686) $ 10,469  $ 57,351  $ 5,288  $ 20,548
                                ========  ========  ========  =======  ========
Assets:
  Live and televised
   entertainment..............            $ 25,678  $ 39,096           $ 39,057
  Branded merchandise.........               5,281    24,118             10,480
  Unallocated.................              28,635    66,974             67,977
                                          --------  --------           --------
  Total assets................            $ 59,594  $130,188           $117,514
                                          ========  ========           ========

14. Financial Instruments and Off-Balance Sheet Risk

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally bank deposits and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Except for receivables from cable companies related to pay-per-view events, concentrations of credit risk with respect to trade receivables are limited due to the large number of customers. A significant portion of trade receivables for pay-per-view events are due from the Company's pay-per-view administrator, who collects and remits payments to the Company from individual cable system operators. The Company performs ongoing evaluations of its customers' financial condition, including its pay-per-view administrator, and monitors its exposure for credit losses and maintains allowances for anticipated losses.

Fair Value of Financial Instruments - The carrying amounts of cash, cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature and maturity of such instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rates on the instruments approximate market rates. In addition, the Company has received warrants from three publicly traded companies with whom it has licensing agreements. The estimated fair value of the warrants on the date of receipt aggregated approximately $2,359. Such amount is being recognized as license revenues over the respective license periods. The carrying amount of these warrants is included in other assets at April 30, 1999. The estimated fair value of such warrants was $4,784 at April 30, 1999.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement + +filed with the Securities and Exchange Commission becomes effective. This +
+preliminary prospectus is not an offer to sell these securities nor a         +
+solicitation of an offer to buy these securities in any jurisdiction where    +
+the offer or sale is not permitted.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                    Alternate International Page

               SUBJECT TO COMPLETION, DATED OCTOBER 13, 1999

PROSPECTUS

                               10,000,000 Shares

                 World Wrestling Federation Entertainment, Inc.

                                     [logo]

                              Class A Common Stock

                                 ------------

This is an initial public offering of 10,000,000 shares of the Class A common stock of World Wrestling Federation Entertainment, Inc. We are selling all of the shares of Class A common stock by means of this prospectus. Of the 10,000,000 shares being offered, the international managers are initially offering 2,000,000 shares outside the United States and Canada, and the U.S. underwriters are initially offering 8,000,000 shares in the United States and Canada.

There is no public market for our Class A common stock at the present time. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share.

Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "WWFE."

See "Risk Factors" beginning on page 9 to read about certain risks that you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ---------------

                                                          Per
                                                         Share        Total
                                                      ------------ ------------
Public offering price................................ $            $
Underwriting discounts and commissions............... $            $
Proceeds, before expenses, to us..................... $            $

                                ---------------

The international managers and the U.S. underwriters have an option to purchase up to an additional 1,500,000 shares of Class A common stock from us at the public offering price less the underwriting discount.

                                ---------------

Bear, Stearns International Limited

                           Credit Suisse First Boston

                                                    Merrill Lynch International


                   The date of this prospectus is     , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth the expenses, which, in some cases, have been estimated, expected to be incurred in connection with the issuance and distribution of the securities being registered.

   Securities and Exchange Commission Registration Fee..............    $51,152
   Nasdaq National Market Listing Fee...............................     95,000
   NASD Filing Fees.................................................     18,900
   Printing and Engraving Expenses..................................    430,000
   Accounting Fees and Expenses.....................................    500,000
   Legal Fees and Expenses..........................................    500,000
   Blue Sky Qualification Fees and Expenses.........................      7,500
   Transfer Agent Fees and Expenses.................................      3,500
   Miscellaneous....................................................    393,948
                                                                     ----------
     Total.......................................................... $2,000,000
                                                                     ==========

--------

Item 14. Indemnification of Directors and Officers.

  Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL") permits a corporation, in its certificate of incorporation, to limit or eliminate the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for the unlawful payment of a dividend or an unlawful stock purchase or redemption under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. The registrant's amended and restated certificate of incorporation will contain the following provision regarding the elimination of liability for its directors:

  The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented. Without limiting the generality of the foregoing, no director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain circumstances, subject to certain limitations, against specified costs and expenses actually and reasonably incurred in connection with an action, suit or proceeding, whether civil, criminal, administrative or investigative. The registrant's amended and restated certificate of incorporation will contain a provision that the registrant indemnify any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person.

Article VI of the registrant's amended and restated by-laws will contain similar provisions and will permit the registrant to maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her or on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the registrant would have the power to indemnify him or her against such liability under the provisions of the registrant's by-laws.

  The underwriting agreement filed as an exhibit hereto contains provisions pursuant to which each underwriter severally agrees to indemnify the registrant, any person controlling the registrant within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, each director of the registrant, and each officer of the registrant who signs this registration statement with respect to information relating to such underwriter furnished in writing by or on behalf of such underwriter expressly for use in this registration statement.

Item 15. Recent Sales of Unregistered Securities.

  Within the past three years, the registrant has not sold any shares of its capital stock.

Item 16. Exhibits and Financial Statement Schedules.

     Exhibit
       No.                         Description of Exhibit
     -------                       ----------------------
      1.1    Form of Underwriting Agreement.**

      1.2    Form of International Underwriting Agreement.**

      3.1    Restated Certificate of Incorporation of World Wrestling
              Federation Entertainment, Inc., as amended.*

      3.2    Form of Amended and Restated Certificate of Incorporation of World
              Wrestling Federation Entertainment, Inc.**

      3.3    By-laws of World Wrestling Federation Entertainment, Inc.*

      3.4    Form of Amended and Restated By-laws of World Wrestling Federation
              Entertainment, Inc.**

      4.1    Form of Class A common stock certificate.**

      4.2    Form of Class B common stock certificate.**

      5.1 Form of Opinion of Kirkpatrick & Lockhart LLP as to the legality of the registrant's Class A common stock.*

     10.1    Form of 1999 Long-Term Incentive Plan.**

     10.2    Form of Employment Agreement with Vincent K. McMahon.*

     10.3    Form of Employment Agreement with Linda E. McMahon.*

     10.4    Employment Agreement between Titan Sports Inc. and August J.
              Liguori, dated as of August 24, 1998.*

     10.5 License Agreement between the USA Network and Titan Sports Inc., dated as of July 2, 1998.**(1)

     10.6 Agreement between the USA Network and Titan Sports Inc., dated as of September 1, 1998.**(1)

     10.7 Agreement between Titan Sports Inc. and Viewer's Choice L.L.C., dated as of January 20, 1999.**(1)

     Exhibit
       No.                         Description of Exhibit
     -------                       ----------------------
     10.8    License Agreement between United Paramount Network and World
              Wrestling Federation Entertainment, Inc., dated as of August 26,
              1999.**(2)

     10.9    Revolving Credit and Security Agreement between Titan Sports Inc.
              and IBJ Schroder Business Credit Corporation, dated as of
              December 22, 1997.*

     10.10   Amendment to Revolving Credit and Security Agreement between Titan
              Sports Inc. and IBJ Schroder Business Credit Corporation, dated as of June 9, 1998.*

     10.11 Open End Mortgage Deed, Assignment of Rents and Security Agreement between TSI Realty Company and GMAC Commercial Mortgage Corp.
              (assigned to Citicorp Real Estate, Inc.), dated as of December
              12, 1997.*

     10.12   Promissory Note issued by TSI Realty Company to GMAC Commercial
              Mortgage Corp. (assigned to Citicorp Real Estate, Inc.), dated as of December 12, 1997.*

     10.13   Environmental Indemnity Agreement among TSI Realty Company, Titan
              Sports Inc. and GMAC Commercial Mortgage Corp. (assigned to
              Citicorp Real Estate, Inc.), dated as of December 12, 1997.*

     10.14   Assignment of Leases and Rents between TSI Realty Company and GMAC
              Commercial Mortgage Corp. (assigned to Citicorp Real Estate,
              Inc.), dated as of December 12, 1997.*

     10.15   Form of Tax Indemnification Agreement among World Wrestling
              Federation Entertainment, Inc., Stephanie Music Publishing, Inc.,
              Vincent K. McMahon and the Vincent K. McMahon Irrevocable Deed of
              Trust, dated as of June 30, 1999.*

     10.16   Agreement between WWF - World Wide Fund for Nature and Titan
              Sports, Inc. dated January 20, 1994.**

     21.1    List of Significant Subsidiaries.*

     23.1 Consent of Kirkpatrick & Lockhart LLP (included in its opinion filed as Exhibit 5.1 hereto).*

     23.2    Consent of Deloitte & Touche LLP.*

     24.1 Powers of attorney (included in the signature page of this registration statement).*

     27.1    Financial data schedule for the fiscal year ended April 30, 1999.*
     27.2    Financial data schedule for the three months ended July 30, 1999.*

--------
  *  Previously filed
 **  Filed herewith

(1) Certain portions of this exhibit have been omitted based upon a request for confidential treatment filed by the Company with the Secretary of the Commission on August 25, 1999, as amended on October 8, 1999. The omitted portion of this exhibit has been separately filed with the Commission.

(2) Certain portions of this exhibit have been omitted based upon a request for confidential treatment filed by the Company with the Secretary of the Commission on September 14, 1999 as amended on October 8, 1999. The omitted portion of this exhibit has been separately, filed with the commission.

  Financial statement schedules have been omitted because they are not required under the applicable provisions of Regulation S-X, or because the information that would otherwise be included in such schedules is contained in the registrant's consolidated financial statements or accompanying notes.

Item 17. Undertakings.

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stamford, Connecticut, on October 13, 1999.

                                          World Wrestling Federation
                                          Entertainment, Inc.

                                                   /s/ August J. Liguori
                                          By: _________________________________
                                                     August J. Liguori
                                                Executive Vice President and
                                                  Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed on October 13, 1999 by the following persons, in the capacities indicated:

              Signature                                   Title
              ---------                                   -----

                  *                    Chairman of the Board of Directors
______________________________________
          Vincent K. McMahon

                  *                    President and Chief Executive Officer and
______________________________________  Director (Principal Executive Officer)
           Linda E. McMahon

        /s/ August J. Liguori          Executive Vice President and Chief
______________________________________  Financial Officer and Director (Principal
          August J. Liguori             Financial Officer)

                  *                    Senior Vice President-Finance and Chief
______________________________________  Accounting Officer (Principal Accounting
            Frank G. Serpe              Officer)

---------------------

  *By:    /s/ August J. Liguori
   ___________________________________
          August J. Liguori
   Pursuant To A Power Of Attorney
         Dated August 3, 1999

                                 EXHIBIT INDEX

 Exhibit
 No.     Description of Exhibit
 ------- ----------------------

   1.1   Form of Underwriting Agreement.**

   1.2   Form of International Underwriting Agreement.**

   3.1   Restated Certificate of Incorporation of World Wrestling Federation
          Entertainment, Inc., as amended.*

   3.2   Form of Amended and Restated Certificate of Incorporation of World
          Wrestling Federation Entertainment, Inc.**

   3.3   By-laws of World Wrestling Federation Entertainment, Inc.*

   3.4   Form of Amended and Restated By-laws of World Wrestling Federation
          Entertainment, Inc.**

   4.1   Form of Class A common stock certificate.**

   4.2   Form of Class B common stock certificate.**

   5.1 Form of Opinion of Kirkpatrick & Lockhart LLP as to the legality of the registrant's Class A common stock.*

  10.1   Form of 1999 Long-Term Incentive Plan.**

  10.2   Form of Employment Agreement with Vincent K. McMahon.*

  10.3   Form of Employment Agreement with Linda E. McMahon.*

  10.4 Employment Agreement between Titan Sports Inc. and August J. Liguori, dated as of August 24, 1998.*

  10.5 License Agreement between the USA Network and Titan Sports Inc., dated as of July 2, 1998.**(1)

  10.6   Agreement between the USA Network and Titan Sports Inc., dated as of
          September 1, 1998.**(1)

  10.7   License Agreement between Titan Sports Inc. and Viewer's Choice
          L.L.C., dated as of January 20, 1999.**(1)

  10.8   License Agreement between United Paramount Network and World Wrestling
          Entertainment, Inc., dated as of August 26, 1999.**(2)

  10.9   Revolving Credit and Security Agreement between Titan Sports Inc. and
          IBJ Schroder Business Credit Corporation, dated as of December 22,
          1997.*

 10.10   Amendment to Revolving Credit and Security Agreement between Titan
          Sports Inc. and IBJ Schroder Business Credit Corporation, dated as of
          June 9, 1998.*

 10.11 Open End Mortgage Deed, Assignment of Rents and Security Agreement between TSI Realty Company and GMAC Commercial Mortgage Corp.
          (assigned to Citicorp Real Estate, Inc.), dated as of December 12,
          1997.*

 10.12   Promissory Note issued by TSI Realty Company to GMAC Commercial
          Mortgage Corp. (assigned to Citicorp Real Estate, Inc.), dated as of
          December 12, 1997.*

 10.13   Environmental Indemnity Agreement among TSI Realty Company, Titan
          Sports Inc. and GMAC Commercial Mortgage Corp. (assigned to Citicorp
          Real Estate, Inc.), dated as of December 12, 1997.*


 Exhibit
 No.     Description of Exhibit
 ------- ----------------------

 10.14   Assignment of Leases and Rents between TSI Realty Company and GMAC
          Commercial Mortgage Corp. (assigned to Citicorp Real Estate, Inc.), dated as of December 12, 1997.*

 10.15   Form of Tax Indemnification Agreement among World Wrestling Federation
          Entertainment, Inc., Stephanie Music Publishing, Inc., Vincent K.
          McMahon and the Vincent K. McMahon Irrevocable Deed of Trust, dated as of June 30, 1999.*

 10.16   Agreement between WWF-World Wide Fund for Nature and Titan Sports,
          Inc. dated January 20, 1994.**

 21.1    List of Significant Subsidiaries.*

 23.1 Consent of Kirkpatrick & Lockhart LLP (included in its opinion filed as Exhibit 5.1 hereto).*

 23.2    Consent of Deloitte & Touche LLP.*

 24.1 Powers of attorney (included in the signature page of this registration statement).*

 27.1    Financial data schedule for the fiscal year ended April 30, 1999.*

 27.2    Financial data schedule for the three months ended July 30, 1999.*

--------
  * Previously filed
 ** Filed herewith

(1) Certain portions of this exhibit have been omitted based upon a request for confidential treatment filed by the Company with the Secretary of the Commission on August 25, 1999, as amended on October 8, 1999. The omitted portion of this exhibit has been separately filed with the Commission.

(2) Certain portions of this exhibit have been omitted based upon a request for confidential treatment filed by the Company with the Secretary of the Commission on September 14, 1999 as amended on October 8, 1999. The omitted portion of this exhibit has been separately filed with the Commission.

                                   APPENDIX

OUTSIDE FRONT COVER

The background of the outside front cover is a blue tinted photograph of one of our live events depicting fans and a wrestling ring. In the top center covering approximately 1/3 of the page is our logo in white and underlined in red.

INSIDE FRONT COVER

At the top of the inside front cover is our logo in white and underlined in red (approximately 1" x 1") with the words "Live Entertainment" next to it in black with a gold outline. The background of the inside front cover is a blue tinted photograph of one of our live events. Seven photographs appear on the inside front cover. (Clockwise from top left) In the top left corner is a picture which shows approximately 15 fans at one of our live events, some wearing our branded merchandise and some holding signs referencing our intellectual property. The top middle photograph shows three fans, one of which is dressed in a business suit holding a sign with the text "Corporate Fan." The top right photograph shows one of our performers, "Stone Cold Steve Austin," holding the championship belt with his hands above his head. The bottom right photograph depicts an action scene from one of our live events where one of our performers, "Stone Cold Steve Austin," struggles with another of our performers, "The Rock", while fans look on. The bottom left photograph shows one of our performers, "Stone Cold Steve Austin," face-to-face with another of our performers, "Mr. McMahon." The left middle photograph shows one of our performers, "X-Pac," performing an athletic maneuver in the wrestling ring with a pyrotechnic display in the background. The center photograph shows a panoramic view of one of our live events, Wrestlemania 1998 at the Fleet Center, Boston Massachusetts, after pyrotechnics have just been set off above our ring.

FRONT GATEFOLD

At the top of the left inside portion of the front gatefold is our logo in white and underlined in red (approximately 1" x 1") with the words "Televised Entertainment" next to it in black with a gold outline. The background is a blue tinted picture of one of our live events upon which is superimposed the image of a globe. A number of photographs and other graphics appear on the front gatefold. In the center of the gatefold is a photograph of one of our performers, "The Undertaker," covering approximately 1/3 of the page. To the left of this picture and down the left hand side of the gatefold are the words "Seven Slammin' Programs" in gold and listed vertically below are the names and logos of our seven shows: RAW IS WAR, WWF SMACKDOWN!, LIVE WIRE, WWF Superstars, WWF Metal, WWF Jakked, and WWF Sunday Night Heat. Along the bottom of the front gatefold are six photographs. (From left to right) The first photograph shows our television production employees monitoring and editing one of our live events. The next photograph shows a cameraman filming one of our performers, "The Rock." The third photograph shows one of our performers, "Mr. McMahon", with a microphone in his hand and a large photograph of another of our performers, "Stone Cold Steve Austin", in the background. The next photograph shows two of our performers, "Christian" and "Edge", in the ring with pyrotechnics in the background. The fifth picture shows one of our performers, "Val Venis," in his signature pose. The final photograph shows a scene from one of our television programs in which cement is being poured from a cement mixer into an empty white corvette. Down the right side of the front gatefold are copies of five of our pay-per-view posters. (From top to bottom) The first poster depicts two of our performers, "Chyna" and "Triple H" standing back to back in front of two trains. At the bottom of the poster appears the text "Fully Loaded" with our WWF logo centered above the text. The second poster depicts one of our performers, "The Undertaker," standing before an orange and black background with lightening bolts shooting out of his hands. At the bottom of the poster, the text "Unforgiven" appears twice, once in larger green font and again in smaller white font on top of the green font. Centered above the text is our WWF logo. The third poster depicts a smoking skull sitting in a pile of ashes with an image of the face of one of our performers, "Stone Cold Steve Austin," in the background. At the bottom of the poster appears the text "Summerslam" in black and outlined in white and orange. Centered above the text is our WWF logo. The fourth poster depicts the faces of two of our performers, "Stone Cold Steve Austin" and "Shawn Michaels" along the bottom of the poster. Between our two performers is the face of one of our celebrity guests. Above these three images is the text "Wrestle Mania X" in a red 3 dimensional image before a black background. At the top of the poster appears the text "The greatest PPV attraction of all time!" The final poster depicts one of our performers, "The Big Show", with an image of the same performer superimposed behind him. Along the top of the poster appears the text, "King of the Ring" above which is centered our WWF logo. To the right of these posters are the words "Monthly Pay Per View Spectaculars" in black with a gold outline and below which are listed each of our monthly pay-per-view events and the months in which they air: Royal Rumble (Jan.), No Way Out (Feb.), WrestleMania (Mar.) Backlash (Apr.), Judgment Day (May), King of the Ring (Jun.), Fully Loaded (Jul.), Summer Slam (Aug.), Unforgiven (Sep.), No Mercy (Oct.), Survivor Series (Nov.) and Armageddon (Dec.).

OUTSIDE BACK COVER

The background of the outside back cover is a blue tinted photograph of one of our live events. In the top center is our logo in white and underlined in red, with the words "World Wrestling Federation Entertainment, Inc." below it. In the forefront is a picture of two of our performers, "The Rock" and "Stone Cold Steve Austin" standing side by side and covering the full page.


INSIDE BACK COVER

The background of the inside back cover is a blue tinted photograph of one of our live events upon which is superimposed the image of a globe. The top left corner is our wwf.com logo in white with the words "Download this!" in red below it, on a black background. Below that and in the middle of the left side is a picture of one of our performers, "Mankind", with "Mr. Socko", his hand puppet. The bottom left corner shows pyrotechnics at one of our live events. At the top center is our "wwf.com Interactive" logo in red with a black background. Below this logo is the text "Internet" in black with a yellow outline. Running along the right side are images of homepages of five of our Internet sites, stonecold.com, wwf.com, www.summerslam.com, www.divas.com, and wwfshopzone.com. In the middle of this page are the words "Internet" in black with a gold outline.


BACK GATEFOLD

At the top of the inside front portion of the gatefold is our logo in white and underlined in red (approximately 1" x 1") with the words "Branded Merchandise" next to it in black with a gold outline. The background is a blue tinted picture of one of our live events upon which is superimposed the image of a globe. A number of photographs and other graphics appear on the back gatefold. In the center of the gatefold, covering approximately 1/3 of the page, is a photograph of one of our performers, "Mankind," with our logo and the words "Superstar Mankind" on his picture. At the top left of this back gatefold is a picture of our fans at one of our live events and one of our performers, "Stone Cold Steve Austin," standing in the ring. Below that is a photograph showing a scene from one of our television programs in which a truck marked with our intellectual property drives over a car. Below that is a picture of one of our performers, "Kane," holding a championship belt. Below that picture is the "WWF Racing Attitude" logo in black, gold and red lettering. Along the bottom of the back gatefold are pictures of our branded merchandise, including toys, toy figures, clothing, garment bags, cologne, clocks and hats. At the top right of the back gatefold is a picture of our Raw Magazine with one of our performers, "Debra", holding two canines on the cover. Below it are the words "WWF (logo) Magazine" in black with a gold outline. To the right of that is a picture of our WWF Magazine with a picture of one of our performers, "Road Dogg", with a canine and the words "Dogg Dayz of Summer" in green on the cover. Below it are the words "WWF (logo) Magazine" in black with a gold outline. Below that along the right center of the back gatefold are the words "Publishing, Home Video & Music" in black with a gold outline. Below that are pictures of two of our video boxes entitled "Wrestlemania" and "Backlash" with the "DVD Video" and "WWF Home Video" logos. The "Wrestlemania" video box has the text "World Wrestling Federation" in small white font on the top. The title "Wrestlemania" appears in white font in the top center. Our logo in white and underlined in red appears above the title. The text "the Ragin Climax" appears in white font below the title. The background and the faces of our performers shown on the bottom of the video box, "The Rock", The Big Show, The Undertaker, Triple H, "Mankind" and "Stone Cold Steve Austin", are red tinted. The "Backlash" video box has the text "World Wrestling Federation" in small white font on the top. The title "Backlash" appears in gold font in the top center. Our logo in white and underlined in red appears above the title in the top left corner. The face of one of our performers, "Mankind", appears on a black background. Two performers are shown struggling in the bottom left corner. Below that in the right bottom corner of the back gatefold is the word "Music" in black with a gold outline and below it a picture of four of our music compact discs.